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As filed with the Securities and Exchange Commission on March 9, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VERIGY PTE. LTD.
(Exact name of Registrant as specified in its charter)

Singapore (State or other jurisdiction of incorporation or organization)	3825 (Primary Standard Industrial Classified Code Number)	N/A (I.R.S. Employer Identification No.)

Verigy Pte. Ltd.
No. 1 Yishun Ave 7,
Singapore 768923
(+65) 6377-1688
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Kenneth M. Siegel, Esq.
Verigy Pte. Ltd.
395 Page Mill Road
Palo Alto, California 94306
(650) 752-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

William H. Hinman Jr., Esq. Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, California 94304 (650) 251-5000	Kenneth M. Siegel, Esq. Verigy Pte. Ltd. 395 Page Mill Road Palo Alto, California 94306 (650) 752-5000	Patrick A. Pohlen, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 328-4600

            Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

            If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), please check the following box. ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Ordinary shares	$115,000,000	$12,305

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)
Includes ordinary shares which may be purchased by the underwriters to cover over-allotments, if any.

            The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 9, 2006.

                    Shares

Verigy Ltd.

Ordinary Shares

          This is an initial public offering of ordinary shares of Verigy Ltd. All of the             ordinary shares are being sold by Verigy Ltd.

          Prior to this offering, there has been no public market for the ordinary shares. It is currently estimated that the initial public offering price per share will be between $         and $         . Application will be made for quotation on the Nasdaq National Market under the symbol "VRGY."

          After the offering, Agilent Technologies, Inc. will own             of our ordinary shares, representing approximately    % of our ordinary shares.

          See "Risk Factors" on page 8 to read about factors you should consider before buying our ordinary shares.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds to Verigy	$	$

          To the extent that the underwriters sell more than             ordinary shares, the underwriters have the option to purchase up to an additional             ordinary shares from Verigy at the initial public offering price less the underwriting discount.

          The underwriters expect to deliver the shares against payment in New York, New York on                    , 2006.

Goldman, Sachs & Co.	Credit Suisse
Cowen & Company	Thomas Weisel Partners LLC

Prospectus dated             , 2006.

            We design, develop, manufacture and sell advanced test systems and solutions for the semiconductor industry. Our 93000 Series platform is designed to test System-on-a-Chip (SOC), System-in-a-Package (SIP) and high-speed memory devices, and our Versatest V5000 Series platform is designed to test memory devices, including flash memory and multi-chip packages.

PROSPECTUS SUMMARY

          You should read the following summary together with the entire prospectus, including the more detailed information regarding us and the ordinary shares being sold in this offering and our combined financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled "Risk Factors."

VERIGY LTD.

Overview

          We design, develop, manufacture and sell advanced test systems and solutions for the semiconductor industry. We offer a single platform for each of the two general categories of devices being tested: our 93000 Series platform, designed to test System-on-a-Chip (SOC), System-in-a-Package (SIP) and high-speed memory devices, and our Versatest V5000 Series platform, designed to test memory devices, including flash memory and multi-chip packages. We believe our products are especially well-equipped to address the growing challenges in today's semiconductor market.

          The design and manufacture of semiconductor devices is a complex and capital-intensive multi-step process, involving many different types of equipment to manufacture, assemble and test semiconductor devices. Semiconductor designers and manufacturers are under increasing pressure to bring high quality and increasingly complex integrated circuits, or ICs, to market faster and at lower cost. Semiconductor test equipment plays an important role in enabling semiconductor designers and manufacturers to lower their overall costs and get products to market quickly in addition to improving the quality and reliability of the end product. As a direct result of the increasing pressure placed on semiconductor designers and manufacturers, semiconductor test equipment and services suppliers are facing new challenges in meeting their needs.

Our Solution

          We believe we are well-positioned to meet the challenges posed by semiconductor designers and manufacturers. More than a decade ago, we introduced the concept of a scalable and flexible platform architecture for semiconductor testing. We believe our advanced SOC/SIP/high-speed memory and memory test solutions provide optimal combinations of flexibility, cost and performance to a wide range of designers and manufacturers in the semiconductor industry at all stages of bringing a semiconductor product to market, from design to production prototype to high-volume manufacturing. The key elements of our solutions are:

  —
  Scalability.    Our test platforms are scalable in a number of ways, across different frequency ranges, different pin counts and different numbers of devices. This scalability allows semiconductor designers and manufacturers considerable flexibility in selecting the right test solution to meet their needs at an optimal level of capital investment. Our test platforms' scalability, combined with their speed and ease of reconfiguration, enables our customers to reduce their long-term capital equipment requirements and minimize manufacturing downtime. Many times this system reconfiguration and performance scaling is done "instantly" through a software upload as the device test program is loaded into the system.

  —
  Flexibility.    The flexibility of our test platforms allows a single test system to test a wide range of applications for semiconductor devices and support a number of advanced test methodologies, such as built-in self test, design-for-test, reduced pin count test and concurrent test. The support and enhancements we offer enable our customers to implement a broad range of application tests tailored to their needs. Because our test platforms are able to run tests for a significant number of different applications, our customers are able to conduct a broad range of tests on their semiconductor devices without having to move devices to different test systems. This flexibility in both our 93000 Series and Versatest V5000 Series test platforms enables our customers to reduce their overall cost of equipment acquisition, employee training and test equipment maintenance while simultaneously increasing equipment utilization.

  —
  Advanced, innovative test technology.    We continually develop advanced technology solutions in order to assist our customers in bringing to market increasingly complex products in a cost effective and timely manner. We have a legacy of introducing new and innovative designs to market, which include the development of scalable platforms for both SOC/SIP/high-speed memory and memory test through our "tester-per-pin" and "tester-per-site" architectures, our test processors utilizing high performance application-specific integrated circuits, or ASICs, and our liquid cooling technology for our test system hardware.

  —
  Global delivery of expert application knowledge.    We offer our customers a worldwide professional staff of highly trained applications engineers that provide a high level of technical expertise to assist our customers as they develop specific test applications for their semiconductor devices. Our extensive expertise spans a broad range of semiconductor devices, including chipsets and graphics, wireless and wired communication, flash memory, video and audio, high-speed memory and complex multi-chip memory packages. We also produce leading-edge innovative test technologies and deliver, on a global basis, superior expertise across a wide range of applications to assist our customers in quickly delivering new feature-rich products to the market.

  —
  Lowered overall cost of test for customers.    We have designed our platforms to be versatile and reconfigurable. As test requirements change, our customers have the flexibility to upgrade the capabilities of their test equipment to meet those future needs without having to purchase completely new systems. Additionally, our ability to provide innovative solutions and technical expertise across a wide variety of applications helps our customers optimize test equipment performance for the specific semiconductor device being tested, which reduces test times and increases both yield and cost efficiencies.

  —
  Shortened time-to-market.    In order for our customers to achieve fast time-to-market, they require scalable and flexible test platforms and application expertise and support at each stage of the manufacturing process. We provide scalable and flexible test platforms based on our established architectures, which our customers are able to change and reconfigure quickly to address new test technologies. Our highly trained applications engineers provide support for the development of test strategies, test applications analysis and optimization and test equipment utilization for our customers.

Our Strategy

          Our objective is to be the leading semiconductor test equipment and services supplier, providing the highest return on our customers' investment in test equipment. We will continue to maintain our focus on the evolving needs of our customers by offering innovative and versatile semiconductor test equipment and services solutions that address the challenges facing semiconductor designers and manufacturers, and we will remain committed to providing outstanding service and support to our customers. We plan to do this by:

  •
  maintaining the rapid pace of product innovation on scalable platforms;

  •
  continuing to focus on emerging opportunities for profitable growth;

  •
  capitalizing on our success with test subcontractors, also referred to as subcons, which includes specialty assembly, package and test companies as well as wafer foundries, to increase our success with integrated device manufacturers;

  •
  continuing to deliver an outstanding total customer experience throughout the product life cycle; and

  •
  optimizing our operating model to generate sustainable profitability.

          We believe that we are well-positioned to capitalize on the growing semiconductor market. According to Gartner, the global semiconductor market will grow from $220 billion in 2004 to over $302 billion in 2008. The total market for semiconductor test equipment, not including service and support, was $4.8 billion in 2004 and is forecast to grow to $7.1 billion in 2008.

          We have a broad installed customer base, having sold over 1,200 93000 Series systems and over 2,000 Versatest Series systems to a wide range of customers, including integrated device manufacturers, test subcontractors and fabless design companies. We sell our products and services directly to these customers through our direct worldwide sales team that has substantial experience and technical expertise in the SOC/SIP/high-speed memory and memory test markets. We believe an ongoing service and support business is critical to providing sustained value to customers and maintaining customer loyalty.

          We were organized in Singapore on January 23, 2006, and are currently a wholly owned subsidiary of Agilent Technologies, Inc. Our principal executive offices are located at No. 1 Yishun Ave 7, Singapore 768923, and our telephone number at that address is (+65) 6377-1688. Our U.S. headquarters are located at 395 Page Mill Road, Palo Alto, California, and our telephone number at that address is (650) 752-5000.

OUR RELATIONSHIP WITH AGILENT

          We are a wholly owned subsidiary of Agilent. Immediately following the completion of this offering, Agilent will own                          of our ordinary shares, representing approximately    % of our outstanding ordinary shares, or                  of our ordinary shares, representing approximately    % of our outstanding ordinary shares, if the underwriters exercise their over-allotment option in full.

          We and Agilent, and, in some cases, our respective subsidiaries, will enter into agreements providing for the separation of our business from Agilent, including a master separation and distribution agreement. These agreements will cover a variety of matters, including the transfer, ownership and licensing of intellectual property and other assets and liabilities relating to our businesses, the use of shared facilities, certain employee and tax-related matters and the transitional services Agilent will provide to us. The agreements relating to our separation from Agilent are being negotiated in the context of a parent-subsidiary relationship and our separation from Agilent. For more information regarding the separation arrangements, see "Arrangements Between Verigy and Agilent."

          Agilent will have no contractual obligation to retain our ordinary shares, except that it will not sell or transfer any of our ordinary shares without the consent of Goldman, Sachs & Co. on behalf of the underwriters of this offering until 180 days after the date of this prospectus as described under "Underwriting." This restriction will not apply to the distribution by Agilent of its remaining ownership interest in us to its common stockholders.

          Agilent has advised us that it currently intends to distribute to its stockholders all of our ordinary shares that it holds by the end of its fiscal year, October 31, 2006. The distribution is expected to be effected through a special dividend by Agilent to its stockholders. Agilent will determine the timing, structure and all terms of the distribution taking into account factors such as market conditions. However, Agilent will not be obligated to complete the distribution, and the distribution may not occur by the contemplated time or at all. In addition, subject to the lock-up obligation described above and compliance with applicable U.S. federal and state securities laws, Agilent may sell all or some of our ordinary shares that it holds in the public market or in private transactions prior to the distribution.

          Agilent is a trademark of Agilent Technologies, Inc. in the United States and other countries. Verigy, InstaPin, Tester-Per-Site and Versatest are registered or pending trademarks of Agilent in the United States and other countries that will be transferred to Verigy in connection with Verigy's separation from Agilent. All other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners.

          References in this prospectus to "Agilent" refer to Agilent Technologies, Inc.

          References in this prospectus to "Verigy," "we," "Company," "us" and "our" refer to Verigy Ltd.

THE OFFERING

Ordinary shares offered	shares
Ordinary shares to be outstanding immediately after this offering	shares
Ordinary shares to be held by Agilent immediately after this offering	shares
Use of proceeds
We estimate our net proceeds from this offering will be approximately $ . We intend to use a portion of the net proceeds from this offering to repay any amounts owing under a short-term revolving credit facility we expect to enter into with Agilent on the date of our separation from Agilent, and the remainder for general corporate purposes, including working capital. See "Use of Proceeds" for additional information.
Proposed Nasdaq National Market trading symbol	VRGY

          The number of ordinary shares to be outstanding upon completion of this offering is based on             shares outstanding as of                          , 2006 and excludes a total of              ordinary shares available for future issuance under our share option and share purchase plans as of                          , 2006. If the underwriters exercise their over-allotment in full, a total of             ordinary shares will be outstanding after this offering.

          Unless otherwise noted, this prospectus assumes:

  •
  no exercise by the underwriters of their option to purchase additional ordinary shares in this offering;

  •
  that our separation from Agilent, which is expected to take place on or about June 1, 2006, has occurred; and

  •
  that we have filed our Amended and Restated Memorandum and Articles of Association, pursuant to which, among other things, our legal name will change from Verigy Pte. Ltd. to Verigy Ltd.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

          The following table sets forth a summary of our combined financial data for the periods presented. This summary financial information is derived from the combined financial statements and related notes thereto included elsewhere in this prospectus. It should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Condensed Combined Financial Information." We have derived our combined statement of operations data for the fiscal years ended October 31, 2005, 2004 and 2003 and historical combined balance sheet data as of October 31, 2005 from the audited combined financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected for future periods and may not reflect what our financial position and results of operations would have been had we been a separate, stand-alone entity during the historical periods presented.

	Fiscal Year Ended October 31,
	2005	2004	2003
	(in millions)
Combined Statement of Operations Data:
Net revenue:
Products	$355	$501	$452
Services	101	106	88

Total net revenue	456	607	540
Cost of sales:
Cost of products	228	263	233
Cost of services	88	91	76

Total cost of sales	316	354	309

Gross profit	140	253	231
Operating expenses:
Research and development	101	105	97
Selling, general and administrative	134	139	148
Restructuring charges	7	4	11
Separation costs	3	—	—

Total operating expenses	245	248	256

Income (loss) from operations	(105)	5	(25)
Other income (expense), net	(1)	1	2

Income (loss) before taxes	(106)	6	(23)
Provision for taxes	13	14	5

Net loss	$(119)	$(8)	$(28)

	As of October 31, 2005
	Historical	Pro Forma	Pro Forma As Adjusted
	(in millions)
Combined Balance Sheet Data:
Cash and cash equivalents	$—	$15
Working capital	41	90
Total assets	260	260
Shareholders' equity	87	128

          The combined balance sheet data as of October 31, 2005 above is set forth:

  •
  on a historical basis which, because Agilent has used a centralized approach to cash management and financing of its operations, does not reflect any cash, cash equivalents or debt;

  •
  on a pro forma basis to reflect changes in our balance sheet assuming our separation from Agilent had occurred on October 31, 2005, including our entry into a $25 million short-term revolving credit facility with Agilent and our estimated borrowing of $15 million thereunder; and

  •
  on a pro forma, as adjusted basis to further reflect our receipt of the estimated net proceeds from the sale of             ordinary shares by us in this offering at an assumed initial public offering price of $                        per share, after deducting the underwriting discount and commissions payable by us and our use of these proceeds as described in "Use of Proceeds."

RISK FACTORS

          You should carefully consider the risks described below and the other information in this prospectus before investing in our ordinary shares. Our business could be seriously harmed by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

          Our quarterly operating results may fluctuate significantly from period to period and this may cause our share price to decline.

          In the past we have experienced, and in the future we expect to continue to experience, fluctuations in revenue and operating results from quarter to quarter for a variety of reasons, including:

  •
  fluctuations in demand for our test equipment and services as a result of the cyclical nature of the semiconductor industry;

  •
  our inability to quickly or significantly reduce our costs in response to decreased demand for our test equipment and services;

  •
  difficulty in forecasting the timing and size of our customers' orders, as we sell to a limited number of relatively large potential customers and these potential customers adjust their product demands for a variety of reasons, including the cyclicality of the semiconductor industry and product introductions by us and our competitors;

  •
  difficulties in implementing our strategy to reduce our operating expenses as we transition to operating as an independent entity;

  •
  difficulties with our supply chain and manufacturing caused by our transition to a completely outsourced manufacturing model, and our reliance on third-party manufacturers and sole source suppliers who may experience timing or quality problems that would cause delays in the manufacture and shipment of our test equipment;

  •
  variations in ordering patterns due to seasonal demand for semiconductor test equipment and services caused by increased consumer demand for electronic devices during the holiday buying season, which generally results in a higher demand for our test equipment and services in our third and fourth fiscal quarters each year;

  •
  our long and variable sales cycle, which is driven by a number of factors, many of which require us to expend substantial funds and effort with no guarantee that sales will be made;

  •
  increased pricing pressures by our competitors, especially those occurring during economic downturns in our industry, which may result in lower selling prices, as well as our competitors' announcements of new products, services or technological innovations, which could, among other things, render our test equipment and services less competitive;

  •
  our ability to timely innovate and introduce new test equipment platforms or upgrades to our existing test equipment platforms which meet our customers' varying needs;

  •
  difficulties designing and manufacturing test equipment that is reliable and free of defects, which defective products could significantly harm our reputation, reduce sales of our products and services and in some circumstances expose us to liability;

  •
  difficulties or delays in implementing the governance and accounting practices and policies required of a publicly-traded company;

  •
  the reduction or withdrawal by foreign authorities, including those in Singapore, of tax concessions provided to us or changes in tax policies by those authorities in a manner that is adverse to us;

  •
  economic or political instabilities worldwide, particularly in the countries in which we or our customers operate;

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  exchange losses caused by currency fluctuations;

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  costs and results of any litigation;

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  costs incurred in maintaining and defending our intellectual property;

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  the occurrence of or discovery of existing environmental liabilities; and

  •
  the occurrence of natural disasters.

          As a result of these and other risks, as well as our having been a wholly owned subsidiary of Agilent in prior periods, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful, and that these comparisons may not be an accurate indicator of our future performance. In addition, sales of a relatively limited number of our test systems account for a substantial portion of our net revenue in any particular quarter. In contrast, our costs are relatively fixed in the short-term. Thus, changes in the timing or terms of a small number of transactions could disproportionately affect our operating results in any particular quarter. Moreover, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors. If this occurs, we would expect to experience an immediate and significant decline in the trading price of our shares.

          Our business and operating results could be harmed by the highly cyclical nature of the semiconductor industry.

          Our business and operating results depend in significant part upon capital expenditures of semiconductor designers and manufacturers, which in turn depend upon the current and anticipated market demand for products incorporating semiconductors from these designers and manufacturers. Historically, the semiconductor industry has been highly cyclical with recurring periods of diminished product demand. During these periods, semiconductor designers and manufacturers, facing reduced demand for their products, have significantly reduced their capital and other expenditures, including expenditures for semiconductor test equipment and services such as those we offer. These periods of reduced product demand have been characterized by excessive inventory levels, cancellation of customer orders and erosion of selling prices, as well as excessive semiconductor test capacity. As a consequence, during these periods, we have experienced significant reductions in customer orders for new test equipment, fewer upgrades to existing test equipment and less demand for our test services. We have also experienced order cancellations, delays in commitments and delays in collecting accounts receivable. Furthermore, because we have a high proportion of customers that are subcontractors, which during market downturns tend to reduce or cancel orders for new test systems and test services more quickly and dramatically than other customers, any downturn may cause a quicker and more significant adverse impact on our business than on the broader semiconductor industry. In addition, although a decline in orders for semiconductor capital equipment, including test equipment, may accompany or precede the timing of a decline in the semiconductor market as a whole, any recovery in spending for semiconductor capital equipment, including test equipment, may lag any recovery by the semiconductor industry.

          We have a limited ability to quickly or significantly reduce our costs, which makes us particularly vulnerable to the highly cyclical nature of the semiconductor industry.

          Historically, downturns in the semiconductor industry have affected the test equipment and services market more significantly than the overall semiconductor industry. A significant portion of our overall costs are fixed. In addition, our products require long manufacturing lead times, which require us to make material purchasing commitments from our suppliers well in advance of product sales. Because a high proportion of our costs are fixed, we have a limited ability to reduce expenses and manufacturing inventory purchases quickly in response to decreases in orders and revenues. Moreover, to remain competitive, even during downturns in the semiconductor industry or generally we are required to maintain significant fixed costs for research and development. As a consequence, in a downturn, we may not be able to reduce our costs quickly, or by a significant enough amount, and our financial performance may suffer.

          Failure to accurately estimate our customers' demand and plan the production of our new and existing products could adversely affect our inventory levels and our income.

          Given the cyclical nature of the semiconductor industry, we cannot reliably forecast the timing and size of our customers' orders. In order to meet anticipated demand, we must order components and build some inventory before we actually receive purchase orders. Our results could be harmed if we do not accurately estimate our customers' product demands and are unable to adjust our purchases with market fluctuations, including those caused by the cyclical nature of the semiconductor industry. During a market upturn, our results could be materially and adversely impacted if we cannot increase our purchases of components, parts and services quickly enough to meet increasing demand for our products, and during a market downturn, we could have excess inventory that we would not be able to sell, likely resulting in inventory write-offs. Either of these results could have a material adverse effect on our business, financial condition and results of operations.

          In addition to difficulties associated with the cyclical nature of the semiconductor industry, if we do not successfully manage the introduction of our new products and estimate customer demand for such products, our ability to sell existing inventory may be adversely affected. If demand for our new products exceeds our projections, we might have insufficient quantities of products for sale to our customers which could cause us to miss opportunities to increase revenues during market upturns. If our projections exceed demand for our new products, we may have excess inventories of our new products which could result in inventory write-offs that would adversely affect our financial performance. In addition, if some of our customers cancel their current orders for our old products in anticipation of our new products, we may have additional excess and obsolete inventories and be forced to incur additional charges.

          In addition, our customers tend to make large purchases of our products on an inconsistent basis, rather than smaller purchases on a consistent basis, which makes it difficult to predict the timing of customer orders. Failure to accurately predict our customer's varying ordering patterns, may cause us to experience insufficient or excess product inventories. If our competitors are more successful than us at timing new product introductions and inventory levels to customers' ordering patterns, we may lose important sales opportunities and our business and results of operations may be harmed.

          We have undertaken a significant restructuring of our operations and are incurring significant expenses to increase operational efficiencies. If we are unable to successfully implement this initiative or if it fails to generate significant cost savings, our business, financial condition and results of operation could be materially adversely affected.

          Our wide-ranging cost saving initiative will affect our operations both domestically and internationally and will entail our incurring significant expenses. This initiative involves a number of significant changes, including changes to:

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  our employee compensation structure, as we are introducing flexible pay structures which include a significant variable pay component based on overall company performance;

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  our facilities, as we cease operations at certain facilities to reduce the overall number of facilities out of which we operate;

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  the reduction of the overall number of employees and migration of portions of certain activities to Asia;

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  our supply chain and manufacturing processes, as we migrate to a completely outsourced manufacturing model; and

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  our technology infrastructure, as we construct a new, free-standing IT environment in conjunction with our separation from Agilent.

          This initiative is multi-faceted and we are implementing each component of our initiative simultaneously in order to achieve the desired results in a timely manner. Each of these initiatives is complex. Our management, who will initially consist of officers who are new to our business, will have to respond to a variety of risks related to implementation of this initiative, including the loss of key employees who desire more certain compensation structures or are unwilling or unable to relocate to different locations, the operational and administrative complexity associated with transitioning to new supply chain and manufacturing processes and the inherent intricacy of installing a new IT environment. If we fail to successfully implement these initiatives in full in a timely manner, or if they fail to generate significant cost savings, our business, financial condition, results of operations and cash flows would be materially adversely affected.

          Our dependence on sole source suppliers and contract manufacturers and our transition to a completely outsourced manufacturing model may prevent us from delivering our products on a timely basis.

          As of October 31, 2005, we had two manufacturing models, a hybrid internal and contract manufacturing model for our 93000 Series and a total contract manufacturing model for our Versatest series. We are currently in the process of transitioning to a contract manufacturing model for all of our test systems.

          In March 2006, we selected Flextronics as our primary contract manufacturer and entered into a global manufacturing services agreement with Flextronics Telecom Services Ltd. Our agreement with Flextronics will expire in March 2010 although it may be automatically extended for subsequent terms of one year, absent nine-months notice of an intention to terminate the agreement from us or Flextronics. The agreement may also be terminated by us or Flextronics for other customary reasons, including if the other party becomes subject to bankruptcy proceedings or materially breaches the agreement. In addition, generally, we may terminate this agreement if Flextronics fails to make a delivery on more than 15% of our placed orders in any three-month period. Pursuant to the agreement, we and Flextronics will enter into an asset purchase agreement under which we will transfer certain assets and employees to Flextronics. If the asset purchase agreement is not entered into by March 31, 2006, either we or Flextronics may terminate our global manufacturing services agreement.

          We rely on third parties to manufacture some subassemblies for our products, and we also rely on sole source suppliers, some of whom are relatively small in size, for many of the components we use in our products. As custom integrated circuits are found in virtually every product that we sell, virtually all of our products contain some components from sole source suppliers.

          Our current and future reliance on third-party manufacturers gives us less control over the manufacturing process and exposes us to significant risks, especially inadequate capacity, late delivery, substandard quality and high costs. We cannot be certain that existing or future contract manufacturers will devote the resources and attention required to manufacture our products on a timely and cost-effective basis to our quality and performance specifications. Additionally, our contract manufacturers and suppliers are generally under no obligation to provide us with materials for as long as our requirements exist. As a result, the loss or failure to perform by any of these providers, or difficulties in transitioning manufacturing to Flextronics, could adversely affect our business and operating results.

  Our executive officers and certain key personnel are critical to our business.

          Our future operating results will depend substantially upon the performance of our executive officers and key personnel. Some of our executive officers are acting on an interim basis, including our chief executive officer and chief financial officer. We have not hired a permanent chief executive officer or chief financial officer, although we expect to do so prior to the completion of this offering. In addition, our general counsel was hired recently. Therefore, our chief executive officer, chief financial officer and general counsel will not have been involved with our business for a significant period of time. Our future chief executive officer and chief financial officer will be new to our business when they are hired and their focus and attention may be diverted while they familiarize themselves with our business.

          In addition, our senior management team will not have worked together as a team for a significant period of time. Operating our business separately from Agilent's broader infrastructure and resources could present operational and organizational challenges to our senior management team, particularly during the initial stage of our transition to a stand-alone structure. Our inability to effectively manage these challenges could hinder the implementation of our business strategies and have a material adverse effect on our operating results.

          Our future operating results also depend in significant part upon our ability to attract and retain qualified management, manufacturing, technical, application engineering, marketing, sales and support personnel. Competition for qualified personnel is intense, and we cannot ensure success in attracting or retaining qualified personnel. Our business is particularly dependent on expertise which only a very limited number of engineers possess and it may be increasingly difficult for us to hire personnel over time. We operate in several geographic locations, including parts of Asia and Silicon Valley, where the labor markets, especially for application engineers, are particularly competitive. Our business, financial condition and results of operations could be materially adversely affected by the loss of any of our key employees, by the failure of any key employee to perform in his or her current position, or by our inability to attract and retain skilled employees, particularly engineers.

          Existing customers may be unwilling to bear expenses associated with transitioning to new and enhanced products.

          In order to grow our business, we need to sell enhancements and upgrades for our existing test equipment, in addition to selling new test equipment. Certain customers may be unwilling, or unable, to bear the costs of implementing enhancements and upgrades to our test equipment platforms, particularly during semiconductor industry downturns. As a result, it may be difficult to market and sell enhancements and upgrades to customers. In addition, as we introduce new enhancements and upgrades, we cannot predict with certainty if and when our customers will transition to those enhancements or upgrades.

          The market for semiconductor test equipment and services is highly concentrated, and we have limited opportunities to sell our test equipment and services.

          The semiconductor industry is highly concentrated in that a small number of semiconductor designers and manufacturers and subcons account for a substantial portion of the purchases of semiconductor test equipment and services generally, including our test equipment and services. Consolidation in the semiconductor industry may increase this concentration. Accordingly, we expect that sales of our products will be concentrated with a limited number of large customers for the foreseeable future. We believe that our financial results will depend in significant part on our success in establishing and maintaining relationships with, and effecting substantial sales to, these potential customers. Even if we establish these relationships, our financial results will be dependent in large part on these customers' sales and business results.

          The loss of, or a significant reduction in the number of sales to, our significant customers could materially harm our business.

          For the fiscal year ended October 31, 2005, ten customers accounted for approximately 54% of our total net revenue and one customer accounted for approximately 9% of our total revenue.

          Our relationships with our significant customers, who frequently evaluate competitive products prior to placing new orders, could be adversely affected by a number of factors, including:

  •
  a decision by our customers to purchase test equipment and services from others;

  •
  the possibility that our customers will decide to pursue the development and implementation of self-testing integrated circuits or other strategies that reduce their need for new or enhanced test equipment;

  •
  the loss of market share by our customers in the markets in which they operate;

  •
  the shift by our IDM customers to fabless semiconductor models;

  •
  our ability to keep pace with changes in semiconductor technology;

  •
  our ability to maintain quality levels of our equipment and services that meet customer expectations;

  •
  our ability to produce and deliver sufficient quantities of our test equipment in a timely manner; and

  •
  our ability to provide quality customer service and support.

          Moreover, the contracts we enter into with our customers generally are for annual periods and our customers may cancel orders with little or no penalty. Our business and operating results could be materially adversely affected by the loss of, or any reduction in orders by, any of our significant customers, particularly if we were not able to replace that lost revenue with additional orders from new or existing customers.

          If we do not maintain and expand existing customer relationships, and establish new customer relationships, our ability to generate revenue growth will be adversely affected.

          Our ability to increase our sales will depend in large part upon our ability to obtain orders for new test systems, enhancements for existing test systems and services from our existing and new customers. Maintaining and expanding our existing relationships and establishing new ones can require substantial investment without any assurance from customers that they will place significant orders. Moreover, if we are unable to provide new test systems, enhancements for existing test systems and services to our customers in a timely fashion or in sufficient quantities, our business will be harmed. In our industry it is not unusual to experience difficulty in delivering new test equipment, as well as product enhancements and upgrades. When this has happened to us, it has damaged our customer relationships. Our inability to meet the demands of customers would severely damage our reputation, which would make it more difficult for us to sell test equipment, enhancements and services to existing, as well as new, customers and would adversely affect our ability to generate revenue.

          In addition, we face significant obstacles in establishing new customer relationships. It is difficult for us to establish relationships with new customers, because such companies may have existing relationships with our competitors, may be unfamiliar with our product and service offerings, may have an installed base of test equipment sufficient for their current needs or may not have the resources necessary to transition to, and train their employees on, our test equipment. Even if we do succeed in establishing new relationships, these new customers may nonetheless continue to favor our competitors, as our competitors may have had longer relationships with these customers or may maintain a larger installed base of their competing test equipment in the facilities of new customers and only purchase limited quantities from us. In addition, we could face difficulties in our efforts to develop new customer relationships abroad as a result of buying practices that may favor local competitors or non-local competitors with a larger presence in local economies than we have. As a result, we may be forced to partner with local companies in order to compete for business and such arrangements, if available, may not be achieved on economically favorable terms, which could negatively impact our financial performance.

          Our long and variable sales cycle depends upon factors outside of our control, could cause us to expend significant time and resources prior to our ever earning associated revenues and may therefore cause fluctuations in our operating results.

          Sales of our semiconductor test equipment and services depend in significant part upon semiconductor designers and manufacturers upgrading existing manufacturing equipment to accommodate the requirements of new semiconductor devices and expanding existing, and adding new, manufacturing facilities. As a result, our sales are subject to a variety of factors we cannot control, including:

  •
  the complexity of our customers' fabrication processes, which impacts the number of our test systems and amount of our product enhancements and upgrades our customers require;

  •
  the willingness of our customers to adopt new or upgraded test equipment platforms;

  •
  the internal technical capabilities and sophistication of our customers, which impacts their need for our test services; and

  •
  the capital expenditures of our customers.

          The decision to purchase our equipment and services generally involves a significant commitment of capital. As a result, our test equipment has lengthy and variable sales cycles during which we may expend substantial funds and management effort to secure a sale prior to receiving any commitment from a customer to purchase our test equipment or services. Prior to completing sales to our customers, we are often subject to a number of significant risks, including the risk that our competitors may compete for the sale or that the customer may change its technological requirements. Our business, financial condition and results of operations may be materially adversely affected by our long and variable sales cycle and the uncertainty associated with expending substantial funds and effort with no guarantee that sales will be made.

          We face substantial competition which, among other things, may lead to price pressure and adversely affect our sales.

          We face substantial competition throughout the world in each of our product areas. Our most significant competitors include Advantest Corporation, Credence Systems Corporation, Eagle Test Systems, Inc., LTX Corporation, Nextest Systems Corporation, Teradyne, Inc. and Yokogawa Electric Corporation. Many of our competitors have substantially greater financial resources, broader product offerings and more extensive engineering, manufacturing, marketing and customer support capabilities than we do. We may have less leverage with component vendors than our larger competitors may have. Also, some of our larger competitors have greater resources and may be more willing or able than we are to put capital at risk to win business. For example, some of our competitors may be willing to loan or provide equipment at no charge to customers or bid for business with new customers at very low prices. We expect our current competitors to continue to improve the performance of their current products and to introduce new products, technologies or services that could adversely affect sales of our current and future test equipment and services.

          In addition, new and existing competitors, including semiconductor manufacturers themselves, may introduce testing technologies, equipment and services, which may in turn reduce the value of our own test equipment and services. Furthermore, some of our competitors have greater presence abroad, which makes it more difficult for us to compete for foreign customers and we may not be able to compete effectively with such competitors.

          In addition, many of our competitors offer test solutions that may be less expensive in the short term than our scalable products. Furthermore, our competitors may also elect to reduce the price of their products, which could lead to a reduction in average selling prices throughout the semiconductor test equipment and services industry. The overall demand for production test equipment is not likely to increase substantially as prices are reduced. Accordingly, price reductions by our competitors may force us to lower our prices, even though demand for our test systems stays the same. This may limit our opportunities for growth and negatively impact our financial performance.

          Our new name is not yet recognized as a brand in the marketplace, which could cause our product sales to suffer, and building a new brand identity will require significant amounts of time and resources.

          Historically, we have conducted our business under Agilent's brand name. In connection with our separation from Agilent, we will conduct our business under the "Verigy" brand name. We believe that sales of our products have benefited from the use of the "Agilent" brand name. Our customers and suppliers, as well as potential employees we are trying to recruit, may not recognize the "Verigy" brand name, which could negatively influence their business decisions concerning us. We will need to expend significant time, effort and resources to establish the "Verigy" brand name in the marketplace. We cannot guarantee that this effort will ultimately be successful. If our effort to establish a new brand identity is unsuccessful, our business, financial condition and results of operations may suffer. In addition, although we investigated the availability of "Verigy" before selecting it, our right to use the "Verigy" brand name may be challenged by others.

          If we do not continue to introduce new test equipment platforms and upgrade existing test equipment platforms in a timely manner such that our test equipment at all times reflects the latest advances in test technology, and if we do not offer comprehensive and competitive services for our test equipment platforms, our test equipment and services will become obsolete, we will lose existing customers and our operating results will suffer.

          The semiconductor design and manufacturing industry into which we sell our test equipment is characterized by rapid technological changes, frequent new product introductions, including upgrades to existing test equipment, and evolving industry standards. The success of our new or upgraded test equipment offerings will depend on several factors, including our ability to:

  •
  properly identify customer needs and anticipate technological advances and industry trends, such as the disaggregation of the semiconductor supply chain into fabless design companies, foundries and packaging, assembly and test providers;

  •
  develop and commercialize new and enhanced technologies and applications that meet our customers' evolving performance requirements in a timely manner;

  •
  develop and deliver enhancements and related services for our current test equipment that are capable of satisfying our customers' specific test requirements; and

  •
  introduce and promote market acceptance of new test equipment platforms, such as our Versatest V5500 Series system for memory testing.

          In many cases our test equipment and services are used by our customers to develop, test and manufacture their new products. We therefore must anticipate industry trends and develop new test equipment platforms or upgrade existing test equipment platforms in advance of the commercialization of our customers' products. In addition, new methods of testing integrated circuits, such as self-testing integrated circuits, may be developed which would render our test equipment uncompetitive or obsolete if we failed to adopt and incorporate these new methods into our new or existing test equipment platforms. Developing new test equipment platforms and upgrading existing test equipment platforms requires a substantial investment before we can determine the commercial viability of the new or upgraded platform.

          As our customers' product requirements are diverse and subject to frequent change, we will also need to ensure that we have an adequate mix of products that meet our customers' varying requirements. If we fail to adequately predict our customers' needs and technological advances, we may invest heavily in research and development of test equipment that does not lead to significant revenue, or we may fail to invest in technology necessary to meet changing customer demands. Without the timely introduction of new or upgraded test equipment that reflects technological advances, our test equipment and services will likely become obsolete, we may have difficulty retaining customers and our revenue and operating results would suffer.

          Test systems that contain defects that harm our customers could damage our reputation and cause us to lose customers and revenue.

          Our test equipment is highly complex and employs advanced technologies. The use of complex technology in our test equipment increases the likelihood that we could experience design, performance or manufacturing problems. If any of our products have defects or reliability or quality problems, we may, in some circumstances, be exposed to liability, our reputation could be damaged significantly and customers might be reluctant to buy our products, which could result in a decline in revenues, an increase in product returns and the loss of existing customers and the failure to attract new customers.

          We may need additional financing, which could be difficult to obtain on favorable terms or at all.

          Historically, Agilent has provided funds to finance our working capital and other cash requirements. However, upon completion of our separation from Agilent, we will have a limited amount of cash. We do not expect Agilent to provide any further funding to us following this offering. In the event we need to raise additional funds, we cannot be certain that we will be able to obtain such additional financing on favorable terms, if at all. Our future capital requirements will depend on many factors, including the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the costs to ensure access to adequate manufacturing capacity, market acceptance of our products and the cyclical and seasonal demand for our products. If we issue additional equity securities, shareholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our ordinary shares. If we incur debt, we may become subject to restrictions on how we operate our business. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future opportunities, grow our business or respond to competitive pressures, which could materially adversely affect our business, financial condition and results of operations. In addition, our agreements with Agilent, and in particular the tax sharing agreement, may limit our ability to incur debt or sell equity securities or to obtain additional financing. See "— Risks Related to Our Separation from Agilent."

          We are in the process of implementing the governance and accounting practices and policies required of a publicly-traded company in the United States. Any delay in implementing such governance and accounting practices and policies could harm our business.

          As a publicly-traded company in the United States, we will be subject to many rules and regulations, including the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. We will also need to comply with the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations implemented thereunder that are currently becoming applicable to most companies listed on U.S. markets, including Section 404 of the Sarbanes-Oxley Act beginning with our fiscal year ending October 31, 2007. While we are diligently developing the systems, procedures and processes to enable us to fully meet the requirements associated with being publicly traded in the United States, we may encounter problems or delays in completing these activities. Any failure on our part to meet the requirements of operating as a publicly-traded company could jeopardize our ability to produce reliable financial statements, subject us to disciplinary proceedings by the SEC or the Nasdaq National Market, cause investors to lose confidence in the accuracy and reliability of our financial reporting, or otherwise harm our business or results of operations.

          Our results could be adversely affected if we do not comply with certain operating conditions agreed to with the Singapore authorities. In addition, our new legal structure could cause our effective tax rate to vary significantly from period to period, and we could owe significant taxes even during periods when we experience low operating profit or operating losses.

          We are negotiating an agreement relating to taxes with the Singapore Economic Development Board, an agency of the Government of Singapore, which is subject to the final approval of Singapore's Ministry of Finance. In order to comply with the agreement, we must fulfill certain operating conditions in Singapore, including certain capital expenditure and local personnel requirements. If we do not fulfill these conditions for any reason, we could suffer adverse tax and other financial consequences, which would significantly increase our expenses, thereby reducing our profitability and cash position.

          In addition, after our separation from Agilent, our new structure could cause our effective tax rate to vary significantly from period to period. Our effective tax rate will vary based on a variety of factors, including overall profitability, the geographical mix of income before taxes and the related tax rates in the jurisdictions where we operate, as well as discrete events, such as audit settlements. Certain combinations of these factors could cause us to owe significant taxes even during periods when we experience low operating profit or operating losses.

          Economic and political instability, resulting from ongoing or potential future armed international conflicts or terrorist activities, could adversely affect our sales and operations.

          Since we sell our products and services worldwide, our business is subject to risks associated with doing business internationally. Revenue from customers in Japan accounted for approximately 20.6%, 15.8% and 13.5% of total net revenue for the fiscal years ended October 31, 2005, 2004 and 2003, respectively, and revenue from customers in other countries in Asia accounted for approximately 42.8%, 45.5% and 40.2% of total net revenue for the years ended October 31, 2005, 2004 and 2003, respectively. The economies of Asia have been highly volatile and recessionary in the past, resulting in significant fluctuations in local currencies. Our exposure to the business risks presented by the economies of Asia will increase to the extent that we continue to expand our operations in that region, including establishing our headquarters in Singapore and transitioning our contract manufacturing activities to China through our contract with Flextronics.

          International turmoil, exacerbated by the war in Iraq, and the escalating tensions in North Korea and the Middle East, have contributed to an uncertain political and economic climate, both in the United States and globally. In addition, terrorist attacks and the threat of future terrorist attacks both domestically and internationally have negatively impacted the worldwide economy. Terrorist acts and other acts of war, and any response to them, may lead to armed hostilities and such developments would likely cause instability in financial markets. Because we sell products both in the United States and internationally, the threat of future terrorist attacks may adversely affect our business. Severe terrorist attacks or acts of war may result in temporary halts of commercial activity in the affected region, and may result in reduced demand for our products. Armed hostilities and terrorism may directly impact our facilities, personnel and operations, as well as those of our suppliers, third-party manufacturers and customers. These conditions make it difficult for us and for our customers to accurately forecast and plan future business activities and could have a material adverse effect on our business, financial condition and results of operations.

          We are subject to risks associated with currency fluctuations.

          We sell our products and services and incur a variety of costs outside of the United States. Therefore we are exposed to foreign currency exchange movements, particularly in the Euro and the Japanese Yen. With respect to revenue, our primary exposure exists during the period between the recognition of revenue denominated in a foreign currency and collection of the related receivable. During this period, changes in the exchange rates of the foreign currency to the U.S. Dollar could result in exchange gains or losses. While a significant portion of our purchase orders to date have been denominated in U.S. Dollars, competitive conditions may require us to enter into an increasing number of purchase orders denominated in foreign currencies. With respect to expenses, we incur a variety of costs denominated in foreign currencies, including some of our manufacturing costs, component costs and sales costs. A decline in the value of the U.S. Dollar would cause these costs and expenses to increase. In addition, as we expand our operations in Asia, we may become more exposed to a strengthening of currencies in the region against the U.S. Dollar. While Agilent has entered into foreign currency hedging arrangements for all of Agilent including on our behalf in the past, we will need to do so for ourselves in the future. We cannot assure you that any hedging transactions we may enter into will be effective or will not result in foreign exchange hedging gains or losses.

          Third parties may claim we are infringing their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling our products or services.

          Third parties may claim that we are infringing their intellectual property rights and we may be unaware of intellectual property rights of others that may cover some of our technology, products and services. Any litigation regarding patents or other intellectual property could be costly and time-consuming, and divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. However, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products and services.

          In addition, there may be third parties who have refrained from asserting intellectual property infringement claims against our products while we were a wholly owned subsidiary of Agilent that elect to pursue such claims against us after our separation from Agilent because we will no longer have the benefit of being able to counterclaim based on Agilent's patent portfolio and we will no longer be able to provide licenses of Agilent's patent portfolio in order to resolve such claims.

          We often rely on licenses of intellectual property useful for our business. As a separate stand-alone company, these licenses may not be available in the future on favorable terms, or at all. In addition, our leverage with respect to the negotiation of licenses may be reduced as a result of our separation from Agilent. The loss of any of these licenses could harm our business, financial condition, cash flows and results of operations.

          Third parties may infringe our intellectual property, and we may expend significant resources enforcing our rights or suffer competitive injury.

          Our success depends in large part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. If we fail to protect our intellectual property rights, our competitive position could suffer, which could harm our operating results. Our pending patent and trademark registration applications may not be allowed or competitors may challenge the validity or scope of these patent applications or trademark registrations. In addition, our patents may not provide us with a significant competitive advantage.

          We may be required to spend significant resources to monitor and protect our intellectual property rights. We may not be able to detect infringement and may lose competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. Furthermore, the laws of some foreign countries do not offer the same level of protection of our proprietary rights as the laws of the United States, and we may be subject to unauthorized use of our products or technologies in those countries, particularly in Asia, where we expect our business to expand significantly in the foreseeable future.

          In addition, our agreements with Agilent, and in particular the intellectual property license agreement, set forth the terms and provisions under which we will receive the intellectual property rights necessary to operate our business. See "— Risks Related to Our Separation from Agilent."

          Intellectual property rights are difficult to enforce in the People's Republic of China, which may inhibit our ability to protect our intellectual property rights or those of our suppliers and customers in that country.

          Commercial law in the People's Republic of China is relatively undeveloped compared to the commercial law in the U.S. Limited protection of intellectual property is available under Chinese law. Consequently, operating in the People's Republic of China may subject us to an increased risk that unauthorized parties may attempt to copy or otherwise obtain or use our intellectual property or the intellectual property of our suppliers, customers or business partners. We cannot assure you that we will be able to protect our intellectual property rights or those of our suppliers and customers or have adequate legal recourse in the event that we encounter difficulties with infringements of intellectual property under Chinese law.

          We may incur a variety of costs to engage in future acquisitions of companies, products or technologies, and the anticipated benefits of those acquisitions may never be realized.

          Agilent has made and we may continue to make acquisitions of, or significant or minority investments in, complementary businesses, products or technologies, although no significant acquisitions or investments are currently pending. Any future acquisitions or investments could be accompanied by risks such as:

  •
  difficulties in assimilating the operations and personnel of acquired companies;

  •
  diversion of our management's attention from ongoing business concerns, including attention to our cost-saving initiatives;

  •
  our potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;

  •
  additional expense associated with amortization of acquired assets;

  •
  difficulty in maintaining uniform standards, controls, procedures and policies;

  •
  impairment of existing relationships with employees, suppliers and customers as a result of the integration of new management personnel;

  •
  dilution to our shareholders in the event we issue shares as consideration to finance an acquisition;

  •
  difficulty integrating and implementing the accounting controls necessary to comply with regulatory requirements such as Section 404 of the Sarbanes-Oxley Act; and

  •
  increased leverage, if we incur debt to finance an acquisition.

          We cannot guarantee that we will realize any benefit from the integration of any business, products or technologies that we might acquire in the future, and our failure to do so could harm our business. In addition, our ability to acquire businesses will be limited by the tax sharing agreement that we will enter into with Agilent as part of our separation. For more information, see "Arrangements Between Verigy and Agilent."

          In the event that environmental contamination was to occur as a result of our ongoing operations, we could be subject to substantial future liabilities.

          Our manufacturing processes involve the use of substances regulated under various international, federal, state and local laws governing the environment. Any failure or inability by us, or in some instances by our contract manufacturers, to comply with existing or future laws could result in significant remediation liabilities, the imposition of fines or the suspension or termination of production. In general, we are responsible for any liabilities resulting from our operation of the business and also for future costs of compliance with these laws. We have, in the past, and may, in the future, experience similar issues with our facilities. In addition, we may not be aware of all conditions that could subject us to liability.

          If our facilities or the facilities of our contract manufacturers were to experience catastrophic loss due to natural disasters, our operations would be seriously harmed.

          Our facilities and the facilities of our contract manufacturers could be subject to a catastrophic loss caused by natural disasters, including fires and earthquakes. We and our contract manufacturers have significant facilities in areas with above average seismic activity, such as California, Japan and Taiwan. If any of these facilities were to experience a catastrophic loss, it could disrupt our operations, delay production and shipments, reduce revenue and result in large expenses to repair or replace the facility. We do not carry catastrophic insurance policies that cover potential losses caused by earthquakes.

Risks Related to Our Separation from Agilent

          Our historical financial information as a business segment of Agilent may not be representative of our results as an independent public company.

          The historical financial information we have included in this prospectus has been derived from the consolidated financial statements of Agilent and does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the historical periods presented. The historical costs and expenses reflected in our combined financial statements include an allocation for certain corporate functions historically provided by Agilent, including centralized legal, accounting, tax, treasury, information technology and other corporate services and infrastructure costs. We and Agilent believe these allocations are reasonable reflections of the historical utilization levels of these services in support of our business. The historical financial information is not necessarily indicative of our future results of operations, financial position, cash flows or costs and expenses. We have not made adjustments to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our separation from Agilent, including changes in our employee base, changes in our legal structure, potential increased costs associated with reduced economies of scale, increased marketing expenses related to establishing a new brand identity and increased costs associated with being a publicly traded, stand-alone company. For additional information, see "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Combined Financial Information" and our historical combined financial statements and notes thereto.

          As long as Agilent controls us, your ability to influence matters requiring shareholder approval will be extremely limited.

          After this offering, Agilent will own approximately                          , or    percent, of our outstanding ordinary shares. If the underwriters exercise their over-allotment option in full in connection with this offering, Agilent will own approximately                          , or    percent, of our outstanding ordinary shares. As long as Agilent owns a majority of our outstanding ordinary shares, Agilent will have the ability to take shareholder action without the vote of any other shareholder, and investors in this offering will not be able to affect the outcome of any shareholder vote during this period. As a result, Agilent will have the ability to control all matters affecting us, including:

  •
  the composition of our board of directors and, through our board of directors, any determination with respect to our business plans and policies, including the appointment and removal of our officers;

  •
  any determinations with respect to mergers and other business combinations;

  •
  our acquisition or disposition of assets;

  •
  our financing activities;

  •
  changes to, and waiver's of Agilent's obligations under, the agreements providing for our separation from Agilent;

  •
  the allocation of business opportunities that may be suitable for us and Agilent;

  •
  the payment of dividends on our ordinary shares;

  •
  certain determinations with respect to our tax returns; and

  •
  the number of shares available for issuance under our stock plans.

          Agilent's voting control may discourage transactions involving a change of control of us, including transactions in which you as a holder of our ordinary shares might otherwise receive a premium for your shares over the then-current market price. Agilent is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ordinary shares. Accordingly, your ordinary shares may be worth less than they would be if Agilent did not maintain voting control over us.

          Our ability to operate our business effectively may suffer if we do not, quickly and cost-effectively, establish our own fully-functional financial, administrative, operational and other support systems in order to operate as a stand-alone company, and the transitional services Agilent has agreed to provide to us may not be sufficient to meet our needs.

          As a business unit of Agilent, we have relied on the financial resources and the administrative and operational support systems of Agilent to operate our business. Some of the Agilent systems we are using include enterprise resource planning (ERP), human resource management systems, and sales and service support applications. Many of these systems are complex and either highly customized or proprietary. In conjunction with our separation from Agilent, we will need to separate our assets from those of Agilent and create our own financial, administrative, operational and other support systems or contract with third parties to replace Agilent's systems. Many of the new systems in place at the time of the offering, including our ERP system, will have been in effect only since the separation date and there may be system stabilization issues. In order to successfully implement our own systems and operate as a stand-alone business, we must be able to attract and retain a number of highly skilled employees.

          We will enter into a transition services agreement which will govern the provision by Agilent to us of certain support services, on an interim or transitional basis. We currently expect these transition services to include, but not be limited to, facilities management, site information technology infrastructure, usage of various applications and support systems, as well as employee related services for any transitional employees remaining with Agilent.

          See "Arrangements Between Verigy and Agilent — Transition Services Agreement" for a description of these services. These services may not compare favorably with those we receive as a business unit of Agilent, and we may not be able to obtain the same benefits following our separation from Agilent. These transitional service arrangements generally have a term of less than six months after the separation. These services may not be sufficient to meet our needs and, after our agreement with Agilent expires, we may not be able to replace these services or facilities at favorable costs and on favorable terms, if at all. Any failure or significant downtime in our own financial or administrative systems or in Agilent's financial or administrative systems during the transitional period, and any difficulty in separating our assets from Agilent's assets and integrating newly acquired assets into our business, could result in unexpected costs, impact our results and/or prevent us from paying our suppliers and employees and performing other administrative services on a timely basis and could materially harm our business, financial condition, results of operations and cash flows.

          The price of our ordinary shares may decline if Agilent and others distribute or sell our ordinary shares.

          Sales of substantial amounts of our ordinary shares after this offering, or the possibility of those sales, could harm the market price of our ordinary shares and impede our ability to raise capital through the issuance of equity securities. See "Shares Eligible for Future Sale" for a discussion of possible future sales of our ordinary shares.

          After this offering, Agilent will own approximately    % of our outstanding ordinary shares. Agilent has no contractual obligation to retain our ordinary shares, except that it has agreed not to sell or transfer any of its shares of our ordinary shares without the consent of Goldman, Sachs & Co. on behalf of the underwriters of this offering until 180 days after the date of this prospectus, subject to extension in specified circumstances as described under "Underwriting." Subject to applicable U.S. federal and state securities laws, Agilent may sell or distribute to its stockholders any or all of our ordinary shares that it owns either (1) after the expiration of this 180-day period or (2) before the expiration of this 180-day period with the consent of Goldman, Sachs & Co. on behalf of the underwriters. In addition, the lockup restrictions described above do not apply to the pro rata distribution of our ordinary shares by Agilent to its common stockholders, which we expect to occur on or prior to October 31, 2006.

          If Agilent distributes ordinary shares that it owns to its stockholders, substantially all of these shares would be eligible for immediate resale in the public market. We are unable to predict whether significant amounts of our ordinary shares would be sold in the open market in anticipation of, or after, any such distribution. We also are unable to predict whether a sufficient number of buyers for our ordinary shares would be in the market at that time.

          Any sale by Agilent or us of our ordinary shares in the public market or the perception that sales could occur, whether as a result of any distribution of our ordinary shares by Agilent to its stockholders or otherwise, could harm the prevailing market price of our ordinary shares.

          In connection with this offering, we intend to file a registration statement on Form S-8 to register                          of our ordinary shares that are or will be registered for issuance under our share option and share purchase plans. Significant sales of our ordinary shares pursuant to our share plans could also harm the prevailing market price for our ordinary shares.

          As an independent public company, we may experience increased costs resulting from a decrease in the purchasing power we currently have as a result of being a wholly owned subsidiary of Agilent.

          Prior to our separation from Agilent, we have been able to take advantage of Agilent's size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit services. Following our separation from Agilent, we will be a smaller company than Agilent, and we cannot assure you that we will have access to financial and other resources comparable to those available to us prior to the separation. As a separate company, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to the separation, which could increase our costs and reduce our profitability.

          Our separation agreements with Agilent may be less favorable to us than similar agreements between unaffiliated third parties.

          We entered into our separation agreements with Agilent while we were a wholly owned subsidiary of Agilent. These agreements may be less favorable to us than similar agreements negotiated between unaffiliated third parties. Pursuant to our agreements with Agilent, we have agreed to indemnify Agilent for, among other matters, liabilities related to our business, and we have assumed these and certain other liabilities as part of our separation from Agilent. See "Arrangements Between Verigy and Agilent" for a description of these indemnification obligations, as well as the other terms and obligations of our agreements with Agilent. The allocation of assets and liabilities between Agilent and us may not reflect the allocation that would have been reached by two unaffiliated parties.

          Our tax sharing agreement with Agilent may require us to indemnify Agilent for certain tax liabilities, including liabilities that may arise in connection with a distribution of our ordinary shares by Agilent, and may limit our ability to obtain additional financing or participate in future acquisitions.

          Under our tax sharing agreement with Agilent, we and Agilent have agreed to indemnify one another for certain taxes and similar obligations that the other party could incur under certain circumstances. In general, under the tax sharing agreement we are responsible for taxes relating to our business that arise after our separation from Agilent. For a more complete description of the tax sharing agreement, please see the section titled "Arrangements Between Verigy and Agilent — Tax Sharing Agreement."

          If Agilent distributes our ordinary shares to its stockholders, Agilent intends such distribution to qualify as a distribution subject to Section 355 of the Internal Revenue Code of 1986, as amended, which is referred to as the Code. Under our tax sharing agreement with Agilent, we are obligated to indemnify Agilent for any taxes imposed on Agilent under Section 355(e) of the Code arising as a result of our actions. Under Section 355(e) of the Code, the distribution would be fully taxable to Agilent if shares representing 50% or more of our voting power or economic value is acquired as part of a plan or series of related transactions that includes the distribution. In computing whether a 50% ownership change has occurred, this offering of our ordinary shares will be taken into account. If we violate the restrictions imposed by Section 355(e) of the Code and we are required to indemnify Agilent for additional taxes imposed on Agilent with respect to the distribution of our ordinary shares to its stockholders, our results of operations may be materially impaired.

          In addition, under our tax sharing agreement with Agilent, for two years following the distribution we are subject to certain covenants that are intended to ensure that the distribution of our ordinary shares by Agilent is not fully taxable to Agilent under Section 355(e) of the Code. Those covenants include restrictions on our ability to:

  •
  issue or sell ordinary shares or other securities (including securities convertible into our ordinary shares, but excluding certain compensatory arrangements);

  •
  sell assets outside the ordinary course of business; and

  •
  enter into any other corporate transaction that, when taken together with our share ownership change resulting from this offering, would cause us to undergo a 50% or greater change in our share ownership.

The restrictive covenants in our tax sharing agreement with Agilent will restrict our ability to obtain additional financing or to engage in acquisition transactions for a period of two years after the distribution. If we breach those covenants, we may incur substantial additional liabilities and may be exposed to costly and time-consuming litigation.

          Third parties may seek to hold us responsible for liabilities of Agilent that we did not assume in our agreements.

          In connection with our separation from Agilent, Agilent has agreed to retain all liabilities that did not historically arise from our business. Third parties may seek to hold us responsible for Agilent's retained liabilities. Under our agreements with Agilent, Agilent has agreed to indemnify us for claims and losses relating to these retained liabilities. However, if those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from Agilent.

          Any disputes that arise between us and Agilent with respect to our past and ongoing relationships could harm our business operations.

          Disputes may arise between Agilent and us in a number of areas relating to our past and ongoing relationships, including:

  •
  intellectual property and technology matters, including related non-compete provisions applicable to Agilent and us;

  •
  labor, tax, employee benefit, indemnification and other matters arising from our separation from Agilent;

  •
  employee retention and recruiting;

  •
  business combinations involving us;

  •
  sales or distributions by Agilent of all or any portion of its ownership interest in us;

  •
  the nature, quality and pricing of transitional services Agilent has agreed to provide us; and

  •
  business opportunities that may be attractive to both Agilent and us.

          We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

          The agreements we have entered into with Agilent may be amended upon agreement between the parties. While we are controlled by Agilent, Agilent may be able to require us to agree to amendments to these agreements that may be less favorable to us that the original terms of the agreements.

          Some of our directors and executive officers may have conflicts of interest because of their ownership of Agilent common stock, options to acquire Agilent common stock and positions with Agilent.

          Some of our directors and executive officers own Agilent common stock and options to purchase Agilent common stock. In addition, some of our executive officers and directors are executive officers and/or directors of Agilent. Ownership of Agilent common stock and options to purchase Agilent common stock by our directors and officers after this offering and the presence of executive officers or directors of Agilent on our board of directors could create, or appear to create, potential conflicts of interest and other issues with respect to their fiduciary duties to us when our directors and officers are faced with decisions that could have different implications for Agilent than for us. For information regarding the ownership of Agilent common stock and options to purchase Agilent common stock, see "Management — Stock Ownership of Directors and Executive Officers."

          Agilent is not obligated to distribute our ordinary shares that it owns to its stockholders, and our business and your investment in our ordinary shares may be harmed if Agilent does not complete such a distribution.

          Agilent has advised us that it currently intends to distribute to its stockholders all of our ordinary shares that it holds by the end of its fiscal year, October 31, 2006. However, Agilent is not obligated to complete the distribution, and the distribution may not occur by the contemplated time or at all.

          Unless and until such a distribution occurs or Agilent otherwise disposes of its controlling interest in us, we will continue to face the risks described above relating to Agilent's control of us and potential conflicts of interest between Agilent and us. We may be unable to realize potential benefits that could result from such a distribution by Agilent, such as greater strategic focus, incentives for employees that are more closely aligned with our performance and an increased ability to attract investors that are focused on the semiconductor test equipment and services market, although we cannot guarantee that we would realize any of these potential benefits if such a distribution did occur. In addition, speculation by the press, investment community, our customers, our competitors or others regarding whether Agilent intends to complete such a distribution or otherwise dispose of its controlling interest in us could harm our business.

          So long as Agilent continues to hold a controlling interest in us or is otherwise a significant shareholder, the liquidity and market price of our ordinary shares may be adversely impacted.

Risks Related to the Securities Markets and Ownership of Our Ordinary Shares

          Our securities have no prior trading history, and the price of our ordinary shares may fluctuate significantly and may decline below the initial public offering price.

          Before this offering, there has not been a public market for our ordinary shares. An active public market for our ordinary shares may not develop or be sustained after this offering, which would adversely impact the liquidity and market price of our ordinary shares.

          The market price of our ordinary shares may fluctuate significantly after this offering and may decline below the initial public offering price, which will be determined by negotiations between the representatives of the underwriters and us. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. This price may not be indicative of the market price of our ordinary shares after this offering. We cannot assure you that you will be able to resell your shares at or above the initial public offering price.

          Among the factors that could affect the market price of our ordinary shares are the risk factors described in this section and other factors including:

  •
  quarterly variations in our operating results;

  •
  changes in expectations as to our future financial performance, including financial estimates or publication of research reports by securities analysts;

  •
  strategic moves by us or our competitors, such as acquisitions or restructurings;

  •
  announcements of new products or technical innovations by us or our competitors;

  •
  actions by institutional shareholders or by Agilent while it is one of our shareholders;

  •
  speculation in the press or investment community;

  •
  domestic and international economic factors unrelated to our performance; and

  •
  general market conditions.

          The stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may harm the trading price of our ordinary shares.

          We may become involved in securities class action litigation that could divert management's attention and harm our business.

          The stock market in general, and the Nasdaq National Market and the securities of semiconductor capital equipment companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the impacted companies. Further, the market prices of securities of semiconductor test system companies have been particularly volatile. These market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Such litigation, whether or not meritorious, could result in the expenditure of substantial funds, divert management's attention and resources, and harm our reputation in the industry and the securities markets, which would reduce our profitability and harm our business.

          It may be difficult for investors to effect services of process within the United States on us or to enforce civil liabilities under the federal securities laws of the United States against us.

          We are incorporated in Singapore under the Companies Act, Chapter 50 of Singapore, or Singapore Companies Act. Some of our officers reside outside the United States. A substantial portion of our assets is located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us. Similarly, investors may be unable to enforce judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States against us in U.S. courts. Judgments of U.S. courts based upon the civil liability provisions of the federal securities laws of the United States are not directly enforceable in Singapore courts and there can be no assurance as to whether Singapore courts will enter judgments in actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the United States.

          Singapore corporate law and our tax sharing and intellectual property matters agreements with Agilent may impede a takeover of our company by a third party, which could adversely affect the value of our ordinary shares.

          Under the Singapore Code on Take-overs and Mergers, generally when a person acquires shares having 30% or more of the voting rights of a company or holds at least 30% but not more than 50% of the voting rights of a company and thereafter acquires in any period of six months additional shares carrying more than 1% of the voting rights, then such person is required by law to make an offer to acquire the remaining voting shares of the company.

          Under our tax sharing agreement with Agilent, we are subject to certain covenants that are intended to ensure that the distribution of our ordinary shares by Agilent is not fully taxable to Agilent under Section 355(e) of the Code. Those covenants include restrictions on our ability for a period of two years following the distribution to:

  •
  issue or sell ordinary shares or other securities (including securities convertible into our ordinary shares, but excluding certain compensatory arrangements);

  •
  sell assets outside the ordinary course of business; and

  •
  enter into any other corporate transaction that, when taken together with our share ownership change resulting from this offering, would cause us to undergo a 50% or greater change in our share ownership.

          Furthermore, under our intellectual property matters agreement, in connection with any takeover of our company, and subject to compliance with applicable antitrust and competition laws, Agilent's consent will be required to transfer intellectual property we have licensed from Agilent.

          These legal and contractual requirements may impede or delay a takeover of our company by a third party, which could adversely affect the value of our ordinary shares.

          Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

          Our corporate affairs are governed by our Memorandum and Articles of Association and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of our board of directors under Singapore law may be different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management, members of our board of directors or our controlling shareholder than they would as shareholders of a corporation incorporated in the United States. For example, controlling shareholders in U.S. corporations are subject to fiduciary duties while controlling shareholders in Singapore corporations are not subject to such duties. Please see "Arrangements Between Verigy and Agilent" and "Principal Shareholder" for a discussion relating to our controlling shareholder, Agilent.

          You will experience immediate and substantial dilution in pro forma net tangible book value per share.

          Dilution per share represents the difference between the initial public offering price and the net book value per share immediately after this offering. Purchasers of our ordinary shares in this offering will experience immediate dilution of $             in pro forma net tangible book value per share. See "Dilution."

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
AND ENFORCEMENT OF CIVIL LIABILITIES

Forward-Looking Statements

          This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

          Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee our future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results.

Enforcement of Civil Liabilities

          We are incorporated in Singapore under the Singapore Companies Act. Some of our directors and officers reside outside the United States. A substantial portion of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or to enforce, against us in United States courts, judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States. Judgments of United States courts based upon the civil liability provisions of the federal securities laws of the United States are not directly enforceable in Singapore courts and there can be no assurance as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the United States.

OUR SEPARATION FROM AGILENT

Overview

          On August 15, 2005, Agilent announced its intention to separate its semiconductor test business into a stand-alone, publicly traded company. We currently expect the separation of our business from Agilent to be completed by June 1, 2006. After the separation and through the completion of this offering, we will be a wholly owned subsidiary of Agilent organized under the laws of Singapore. After this offering, Agilent will continue to own approximately    % of our ordinary shares until the date on which it distributes the remainder of our ordinary shares which it holds to its stockholders, which we refer to as the distribution date. Agilent expects to complete the distribution by the end of its fiscal year, October 31, 2006.

Benefits of the Separation

          We believe that we will realize certain benefits from our separation from Agilent, including the following:

  •
  Greater Focus on the Semiconductor Test Market. Our separation from Agilent will allow us to focus managerial attention solely on the needs of our business. We expect to be in a better position to grow our business and serve our customers more effectively with faster decision-making, more efficient deployment of resources, increased operational flexibility and accountability and enhanced responsiveness to customers and markets.

  •
  Incentives for Employees More Closely Aligned to Our Business. We expect the motivation of our employees and the focus of our management to be strengthened by incentive compensation programs tied directly to the market performance of our ordinary shares. The separation will enable us to offer our employees compensation directly linked to the performance of our business, which we expect to enhance our ability to attract and retain qualified personnel.

  •
  Increased Ability to Attract Investors Focused on Our Market. As a separate company, we will offer our shareholders a more focused investment opportunity than that currently presented by a more diversified Agilent and we will have direct access to the capital markets.

Separation and Transitional Arrangements

          We and Agilent, and, in some cases, our respective subsidiaries, will enter into agreements providing for the separation of our business from Agilent, including a master separation and distribution agreement. These agreements will cover a variety of matters, including the transfer, ownership and licensing of intellectual property and other assets and liabilities relating to our businesses, the use of shared facilities, certain employee and tax-related matters and the transitional services that Agilent will provide to us.

          The agreements relating to our separation from Agilent are being negotiated in the context of a parent-subsidiary relationship and our separation from Agilent. The terms of these agreements may be less favorable than similar agreements negotiated between unaffiliated third parties. For more information regarding the separation arrangements, see "Arrangements Between Verigy and Agilent."

Distribution by Agilent of Our Ordinary Shares

          Until the completion of this offering, we will be a wholly owned subsidiary of Agilent. Immediately following the completion of this offering, Agilent will own                           of our ordinary shares, representing approximately    % of our outstanding ordinary shares, or                          of

our ordinary shares representing approximately    % of our outstanding shares, if the underwriters exercise their over-allotment option in full.

          Agilent has no contractual obligation to retain the ordinary shares that it holds, except that it has agreed not to sell or transfer any of our ordinary shares that it holds without the consent of Goldman, Sachs & Co. on behalf of the underwriters of this offering until 180 days after the date of this prospectus as described under "Underwriting." This restriction does not apply to the distribution by Agilent of its remaining ownership interest in us to its common stockholders.

          Agilent has advised us that it currently intends to distribute to its stockholders all of our ordinary shares that it holds by the end of its fiscal year, October 31, 2006. The distribution is expected to be effected through a special dividend by Agilent to its stockholders. Agilent will determine the timing, structure and all terms of the distribution taking into account factors such as market conditions. However, Agilent is not obligated to complete the distribution, and the distribution may not occur by the contemplated time or at all. In addition, subject to the lock-up obligation described above and compliance with applicable U.S. federal and state securities law, Agilent may sell our ordinary shares in the public market or in private transactions prior to the distribution.

USE OF PROCEEDS

          We estimate that the net proceeds from the sale of                          ordinary shares by us in this offering will be approximately $                                               , based on an assumed initial public offering price of $                        per share and after deducting estimated underwriting discounts and commissions. If the underwriters exercise in full their option to purchase additional shares, we expect to receive approximately $                                 of additional net proceeds.

          The principal purposes of this offering are to obtain additional capital and to create a public market for our ordinary shares. We anticipate that we will use a portion of the net proceeds from this offering to repay the amounts outstanding under our $25 million short-term revolving credit facility from Agilent that we will enter into on the date of our separation from Agilent. We estimate that we will borrow approximately $15 million from Agilent under this facility. The loan from Agilent will bear interest at one-month LIBOR plus 50 basis points (equal to 5.13% as of March 1, 2006). Any amounts borrowed under the credit facility will mature on the earlier to occur of (1) the 30th day after the closing of this offering and (2) October 31, 2006. The exact amount of our indebtedness to Agilent to be repaid out of the proceeds of this offering will depend on our working capital requirements between the separation date and the date of consummation of this offering. We expect to use the remainder of the proceeds of this offering for general corporate purposes, including working capital.

          Pending such uses, we plan to invest the net proceeds in highly liquid, investment grade securities. By establishing a public market for our ordinary shares, this offering is also intended to facilitate our future access to the public markets.

DIVIDEND POLICY

          We currently intend to retain any future earnings for use in the operation and expansion of our business. Therefore, we do not anticipate paying any cash dividends in the foreseeable future. In addition, pursuant to Singapore law and our Articles of Association, no dividends may be paid except out of our profits.

CASH, SHORT-TERM OBLIGATIONS
AND CAPITALIZATION

          The following table sets forth our cash, short-term obligations and capitalization as of October 31, 2005. Our capitalization is presented:

  •
  on an historical basis which, because Agilent has historically used a centralized approach to cash management and financing of its operations, does not reflect any cash, cash equivalents or debt;

  •
  on a pro forma basis to reflect changes in our balance sheet assuming our separation from Agilent had occurred on October 31, 2005, including our entry into a $25 million short-term revolving credit facility with Agilent and our estimated borrowing of $15 million thereunder; and

  •
  on a pro forma, as adjusted basis to further reflect our receipt of the estimated net proceeds from the sale of             ordinary shares by us in this offering at an assumed initial public offering price of $                        per share, after deducting the underwriting discount and commissions payable by us and our use of these proceeds as described in "Use of Proceeds."

	As of October 31, 2005
	Historical	Pro Forma	Pro Forma As Adjusted
	(in millions, except share data)
Cash and cash equivalents	$—	$15

Loan from Agilent	$—	$15

Long-term liabilities	$15	$15
Shareholders' equity:
Ordinary shares; no shares authorized, issued or outstanding, historical; shares authorized and shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	—
Invested equity by Agilent	86	127
Accumulated other comprehensive income	1	1

Total shareholders' equity	87	128

Total capitalization	$102	$143

          In addition to the             ordinary shares to be outstanding after the offering, we may issue a total of                          ordinary shares under our option and share purchase plans. We may also issue a total of                          ordinary shares if the underwriters exercise in full their over-allotment option in connection with this offering.

          You should read this table together with the sections of this prospectus entitled "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Condensed Combined Financial Information" and with the financial statements and related notes beginning on page F-1.

DILUTION

          Our pro forma net tangible book value as of October 31, 2005 was approximately $                        million, or approximately $                         per ordinary share. Pro forma net tangible book value per share represents the amount of our pro forma total tangible assets reduced by the amount of our pro forma total liabilities and divided by the total number of ordinary shares outstanding assuming the completion of our separation from Agilent on June 1, 2006. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of ordinary shares in this offering and the pro forma net tangible book value per ordinary share immediately after the completion of this offering. After giving effect to the sale of the             ordinary shares offered by us at an assumed initial public offering price of $                        per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of October 31, 2005 would have been approximately $                                 million, or $                        per ordinary share. This represents an immediate increase in net tangible book value of $                        per share to our existing shareholder and an immediate dilution of $                        per share to new investors in our ordinary shares. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of October 31, 2005	$
Increase per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

          The following table summarizes, after giving effect to the offering on the pro forma basis described above, based on an assumed initial public offering price of $                         per share, as of October 31, 2005, the differences between our existing shareholder and new investors with respect to the number of ordinary shares purchased from us, the total consideration paid to us and the average price per share paid.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholder			%	$		%	$
New investors							$

Total			%	$		%

          The foregoing discussion and tables above assume no exercise of options outstanding under our 2006 Equity Incentive Plan and no issuance of shares reserved for future issuance under our 2006 Employee Share Purchase Plan. As of October 31, 2005, there were no options outstanding to purchase ordinary shares. To the extent that the Agilent options held by Verigy employees are not vested as of the distribution date, such options will expire in accordance with their terms. Verigy will provide to such employees new Verigy options with substantially the same terms and conditions as the Agilent options that were terminated. In addition, with respect to the new Verigy options, in order to determine the number of shares subject to the option and per share exercise price, we will multiply the number of shares purchasable under each such Agilent option by a ratio based on the Agilent stock price prior to the distribution compared to the Verigy share price following the distribution. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates" for additional information. To the extent that any options are granted and exercised, there will be further dilution to new investors.

SELECTED FINANCIAL DATA

          The selected financial data set forth below is derived in part from and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes thereto included elsewhere in this prospectus. We have derived our combined statement of operations data for the fiscal years ended October 31, 2005, 2004 and 2003 and combined balance sheet data as of October 31, 2005 and 2004 from the audited combined financial statements included elsewhere in this prospectus. The combined statements of operations data for the fiscal years ended October 31, 2002 and 2001 and combined balance sheet data as of October 31, 2003, 2002 and 2001 were derived from our unaudited financial statements that are not included in this prospectus. Historical results are not necessarily indicative of results to be expected for future periods and may not reflect what our financial position and results of operations would have been had we been a separate, stand-alone entity during the historical periods presented.

	Fiscal Year Ended October 31,
	2005	2004	2003	2002	2001
	(in millions)
				(unaudited)	(unaudited)
Combined Statement of Operations Data:
Net revenue:
Products	$355	$501	$452	$407	$415
Services	101	106	88	91	93

Total net revenue	456	607	540	498	508
Cost of sales:
Cost of products	228	263	233	197	266
Cost of services	88	91	76	70	95

Total cost of sales	316	354	309	267	361

Gross profit	140	253	231	231	147
Operating expenses:
Research and development	101	105	97	96	107
Selling, general and administrative	134	139	148	154	176
Restructuring charges	7	4	11	11	4
Separation costs	3	—	—	—	—

Total operating expenses	245	248	256	261	287

Income (loss) from operations	(105)	5	(25)	(30)	(140)
Other income (expense), net	(1)	1	2	—	2

Income (loss) before taxes	(106)	6	(23)	(30)	(138)
Provision (benefit) for taxes	13	14	5	61	(47)

Net loss	$(119)	$(8)	$(28)	$(91)	$(91)

	As of October 31,
	2005	2004	2003	2002	2001
	(in millions)
			(unaudited)	(unaudited)	(unaudited)
Combined Balance Sheet Data:
Total assets	$260	$265	$309	$290	$296
Invested equity	$87	$119	$169	$158	$152

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion should be read in conjunction with the combined financial statements and notes thereto included elsewhere in this prospectus. This prospectus contains forward-looking statements including, without limitation, statements regarding trends, cyclicality, seasonality and growth in the markets we sell into, our strategic direction, expenditures in research and development, contracts, our future effective tax rate, new product introductions, product pricing, changes to our manufacturing processes, our liquidity position, our ability to generate cash from continuing operations, our expected growth, our expectations regarding our transition to a stand-alone company, the potential impact of our adopting new accounting pronouncements, our potential future financial results, revenue generated from international sales, the impact of our enterprise resource planning systems implementation, the impact of our variable cost structure, our obligations under and assumptions about our retirement and post-retirement benefit plans, our lease payment obligations, savings from our restructuring programs and the existence or length of an economic recovery that involve risks and uncertainties. Our actual results could differ from the results contemplated by these forward-looking statements due to certain factors, including those discussed in under "Risk Factors" and elsewhere in this prospectus.

Overview

  Basis of Presentation and Separation from Agilent

          The accompanying financial data for the fiscal years ended October 31, 2005, 2004 and 2003 has been prepared by us pursuant to the rules and regulations of the Securities and Exchange Commission. Unless otherwise stated, all years and dates refer to our fiscal year. Our fiscal quarters end on January 31, April 30 and July 31.

          Historically, we have operated as part of Agilent, and not as a stand-alone company. Financial statements were not previously prepared for Verigy, since we have not been and will not be operated as a separate legal entity prior to our separation from Agilent, which we expect to occur on June 1, 2006. The accompanying combined financial statements have been derived from the accounting records of Agilent using the historical basis of assets and liabilities of the business operated as the "STS" segment of Agilent and now as Verigy.

          We historically have received substantial management and shared administrative services from Agilent and we have engaged in certain intercompany transactions with Agilent. We have relied on Agilent for substantially all of our operational and administrative support. The combined financial statements include allocations of certain Agilent corporate expenses, including information technology resources and support; finance, accounting, and auditing services; real estate and facility management services; human resources activities; certain procurement activities; treasury services, customer contract administration, legal advisory services, and central research services. We have also benefited from license agreements that Agilent has entered into with third parties related to intellectual property.

          Agilent has historically used a centralized approach to cash management and financing of its operations. Accordingly, none of the cash, cash equivalents or debt at the Agilent corporate level are reflected in our combined financial statements. We expect that, on or about June 1, 2006, Agilent will enter into a $25 million short-term revolving credit facility with us to allow us to fund our operations prior to the closing of this offering. We will repay to Agilent any amounts owed under this facility out of the proceeds of this offering. Our credit facility with Agilent will terminate following this offering. It is anticipated that Verigy will keep all of the proceeds raised from the offering, other than amounts we use to repay our debt to Agilent. In fiscal 2005 and 2003, our business required cash infusions of $88 million and $35 million, respectively, from Agilent because our cash from operations was not sufficient to cover our operating expenses. In fiscal 2004, a positive cash flow from our operating activities, coupled with an improved working capital position, enabled us to return $43 million cash to Agilent.

          Management believes the assumptions and allocations underlying the combined financial statements are reasonable and appropriate under the circumstances. The expenses and cost allocations have been determined on a basis that Agilent and we consider to be a reasonable reflection of the utilization of services provided or the benefit received by us during the years presented.

          The amounts recorded for these transactions and allocations are not, however, necessarily representative of the amounts that would have been incurred had we been a separate, stand-alone entity that operated independently of Agilent. Our future results of operations after our separation from Agilent will include costs and expenses for us to operate as a stand-alone company, and, consequently, these costs and expenses may be materially different than our historical results of operations. We expect that we will incur significantly higher expenses such as audit fees, professional fees, and costs to maintain our corporate functions, such as board of directors fees and expenses, annual audit costs, SEC reporting costs and costs to comply with Sarbanes-Oxley Act and other internal control requirements. Also, as a stand-alone company, we may not be able to negotiate as favorable terms in contracts, such as those for materials, services and intellectual property, as those negotiated in the past by Agilent. Accordingly, the financial statements for these years may not be indicative of our future results of operations, financial position and cash flows.

  Business Summary

          We design, develop, manufacture and sell advanced test systems and solutions for the semiconductor industry. As part of our single scalable platform strategy, we are continually developing and periodically offering performance and capability enhancements to our platforms as part of our product development roadmap. We offer a single platform for each of the two general categories of devices being tested: our 93000 Series platform, designed to test SOCs, SIPs and high-speed memory devices, and our Versatest V5000 Series platform, designed to test memory devices, including flash memory and multi-chip packages. We also provide a range of services that assist our customers in quickly and cost effectively delivering the innovative, feature-rich products demanded by their end users.

          More than a decade ago, we introduced the concept of a scalable platform architecture for semiconductor testing, and we are continuing to capitalize on the benefits of that strategy today. Our scalable platform architecture provides us with internal operating model efficiencies such as reduced research and development costs, engineering headcount, support requirements and inventory risk.

          We sell our products and services directly to a wide range of customers, including integrated device manufacturers, or IDMs, test subcontractors, which includes specialty assembly, package and test companies as well as wafer foundries, and fabless design companies. We have a broad installed customer base, having sold over 1,200 93000 Series systems and over 2,000 Versatest Series systems.

  Overview of Results

          In fiscal 2005, no single customer represented greater than 10% of our net revenue. In fiscal 2004, one customer, Spansion Inc., accounted for more than 10% of our net revenue. In fiscal 2003, three customers, ASE Test, Inc., Intel Corporation and Spansion Inc., each accounted for more than 10% of our net revenue.

          We derive a significant percent of our net revenue from outside the North America. Net revenue from customers located outside of North America represented 72.8% of total net revenue in fiscal 2005, 72.0% in fiscal 2004 and 61.5% in fiscal 2003. Net revenue from customers located in the Asia-Pacific region (excluding Japan) represented 42.8% of total net revenue in fiscal 2005, 45.5% in fiscal 2004 and 40.2% in fiscal 2003. Net revenue from customers located in Japan represented 20.6% of total net revenue in fiscal 2005, 15.8% in fiscal 2004 and 13.5% in fiscal 2003. We expect the trend of an increasing portion of our revenue coming from customers located outside of North America, particularly in the Asia-Pacific region, to continue as semiconductor manufacturing activities continue to concentrate in the Asia-Pacific region.

          The sales of our products and services are dependent, to a large degree, on customers who are subject to cyclical trends in the demand for their products. These cyclical periods have had and will have significant impacts on our business since our customers often delay or accelerate purchases in reaction to changes in their businesses and to demand fluctuations in the semiconductor industry. Historically, these demand fluctuations have resulted in significant variations in our results of operations. For example, our revenues increased 12% from $540 million in fiscal 2003 to $607 million in fiscal 2004, but decreased 25% from $607 million in fiscal 2004 to $456 million in fiscal 2005, reflecting trends in the semiconductor industry during those periods. Upturns and downturns in the semiconductor industry in recent years have generally affected the semiconductor test equipment and services industry more significantly than the overall capital equipment sector. Furthermore, we sell to a variety of customers, including subcontractors. Because we sell to subcontractors, which during market downturns tend to reduce or cancel orders for new test systems and test services more quickly and dramatically than other customers, any downturn may cause a quicker and more significant adverse impact on our business than on the broader semiconductor industry. In addition, although a decline in orders for semiconductor capital equipment may accompany or precede the timing of a decline in the semiconductor market as a whole, recovery in semiconductor capital equipment spending may lag the recovery by the semiconductor industry.

          In order to enhance Verigy's ability to maintain financial strength in a cyclical business environment and as part of our separation from Agilent, we initiated a restructuring plan in 2005 which involves reducing our workforce and consolidating facilities. Under the 2005 restructuring plan, we took an $8 million charge in fiscal 2005, $5 million of which related to a reduction in headcount, $2 million of which related to headcount reduction by Agilent for corporate and administrative personnel that had supported our business and $1 million of which related to the consolidation of facilities. We expect to record a $7 million charge in the first quarter of fiscal 2006 and an additional charge in the range of $15 to $20 million in the remainder of fiscal 2006 as we complete the rest of our restructuring plan which includes additional headcount reductions and further consolidation of facilities. The anticipated reduction in operating expenses associated with these headcount reductions of approximately 300 people and facility consolidations will be offset in part by the addition of approximately 100 people in lower cost locations where we will be continuing operations. Nonetheless, we expect the cumulative effect of these actions to significantly lower our cost of ongoing operations when compared to historical levels.

          As part of our effort of becoming a separate stand-alone publicly held company, we have incurred, and expect to incur, one-time separation costs such as information technology set-up costs, consulting, legal and other professional fees and other spin-off related costs. We incurred $3 million in separation costs in fiscal 2005. In the first quarter of 2006, we incurred approximately $15 million in separation costs and anticipate an additional $40 million of separation costs during the rest of fiscal 2006 with approximately $30 million of it expected to be incurred in the second quarter of fiscal 2006.

          Historically, our manufacturing strategy consisted of a hybrid internal model and a contract manufacturing model. We are shifting to greater reliance on independent contractors to manufacture both our 93000 Series and Versatest Series platforms, and expect all manufacturing activities to be performed by these manufacturers by the middle of 2006. We believe that relying upon independent contract manufacturers will decrease our fixed costs and better position us to respond to changes in the demand for our products. We have selected Flextronics as our primary independent manufacturing supplier in order to leverage their worldwide processes, tools, and infrastructure and to expand our manufacturing in Asia, where Flextronics already has a significant capability for manufacturing complex technologies.

          Our third and fourth fiscal quarters tend to be our strongest quarters for new orders, while our first fiscal quarter tends to be our weakest quarter for orders. We believe that the most significant factor driving these seasonal patterns is the holiday buying season for consumer electronics products. The seasonality of our business is often masked to a significant extent, however, by the high degree of cyclicality of the semiconductor industry.

Critical Accounting Policies and Estimates

          The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in our combined financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events and of actions that may impact the company in the future, actual results may be different from the estimates. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. Those policies include revenue recognition, restructuring and asset impairment charges, inventory valuation, warranty, stock-based compensation, retirement and post-retirement plan assumptions, valuation of goodwill and intangible assets and accounting for income taxes.

          Revenue recognition.    Consistent with the SEC's Staff Accounting Bulletin No. 104, or "SAB 104," we recognize revenue on the sale of semiconductor test equipment when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is fixed or determinable and collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer, for products, or when service has been performed. We consider the price to be fixed or determinable when the price is not subject to refund or adjustments. We consider arrangements with extended payment terms beyond 90 days not to be fixed or determinable, and accordingly we defer revenue until amounts become due. At the time we take an order, we evaluate the creditworthiness of our customers to determine the appropriate timing of revenue recognition. For sales or arrangements that include customer-specified acceptance criteria, including those where acceptance is required upon achievement of performance milestones or fulfillment of other future obligations, revenue is recognized after the acceptance criteria have been met. If the criteria are not met, then revenue is deferred until such criteria are met or until the period(s) over which the last undelivered element is delivered.

          Our product revenue is generated predominantly from the sales of various types of test equipment. Software is embedded in many of our test equipment products, but the software component is considered to be incidental. For revenue arrangements that include multiple elements, we recognize revenue in accordance with EITF 00-21. For products that include installation, if the installation meets the criteria to be considered a separate element, product revenue is recognized upon delivery, and recognition of installation revenue is delayed until the installation is complete. Otherwise, neither the product nor the installation revenue is recognized until the installation is complete. Revenue from services includes extended warranty, customer support, consulting, training and education services. Service revenue is deferred and recognized over the contractual period or as services are rendered to the customer. For example, customer support contracts are recognized ratably over the contractual period, while training revenue is recognized as the training is provided to the customer. In addition, all of the revenue recognition criteria described above must be met before service revenue is recognized. We use objective evidence of fair value to allocate revenue to elements in multiple element arrangements and recognize revenue when the criteria for revenue recognition have been met for each element. In the absence of objective evidence of fair value of a delivered element, we allocate revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. The price charged when an element is sold separately generally determines fair value.

          Restructuring and asset impairment charges.    We recognize a liability for restructuring costs at fair value only when the liability is incurred. The three main components of our restructuring charges are workforce reductions, consolidating facilities and asset impairments. Workforce-related charges are accrued when it is determined that a liability has been incurred, which is generally after individuals have been notified of their termination dates and expected severance payments. Plans to eliminate excess facilities result in charges for lease termination fees and future commitments to pay lease charges, net of estimated future sublease income. We recognize charges for elimination of excess facilities when we have vacated the premises. Asset impairments primarily consist of property, plant and equipment associated with excess facilities being eliminated, and are based on an estimate of the amounts and timing of future cash flows related to the expected future remaining use and ultimate sale or disposal of the property, plant and equipment. The charges associated with consolidating facilities and asset impairment charges incurred by Agilent were allocated to Verigy to the extent the underlying benefits related to our business. These estimates were derived using the guidance of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), Staff Accounting Bulletin 100, "Restructuring and Impairment Charges" ("SAB 100"), Emerging Issues Task Force 94-3, "Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3") and lastly, SFAS No. 146 "Accounting for Exit or Disposal Activities" ("SFAS No. 146") which was effective for exit and disposal activities initiated after December 31, 2002. If the amounts and timing of cash flows from restructuring activities are significantly different from what we have estimated, the actual amount of restructuring and asset impairment charges could be materially different, either higher or lower, than those we have recorded.

          Inventory valuation.    We assess the valuation of our inventory, including demonstration inventory, on a quarterly basis based upon estimates about future demand and actual usage. To the extent that we determine that we are holding excess or obsolete inventory, we write down the value of our inventory to its net realizable value. Such write-downs are reflected in cost of products and can be material in amount. For example, we recorded a net charge of $18 million in fiscal 2005 for excess and obsolete inventory. Our inventory assessment involves difficult estimates of future events and, as a result, additional write-downs may be required. If actual market conditions are more favorable than anticipated, inventory previously written down may be sold to customers, resulting in lower cost of products and higher income from operations than expected in that period. Excess and obsolete inventory resulting from shifts in demand or changes in market conditions for raw materials and components can result in significant volatility in our costs of products.

          In our inventory valuation analysis, we also include inventory that we could be obligated to purchase from our suppliers based on our production forecasts. To the extent that our committed inventory purchases exceed our forecasted productions needs, we write down the value of those inventories by taking a charge to our cost of products and increasing our supplier liability.

          Warranty.    We generally provide a one-year warranty on products commencing upon installation or delivery. We accrue for warranty costs in accordance with Statement of Financial Standards No. 5, "Accounting for Contingencies" ("SFAS No. 5"), based on historical trends in warranty charges as a percent of gross product shipments. Estimated warranty charges are recorded within cost of products at the time revenue is recognized and the liability is reported in other current liabilities on the combined balance sheet. The accrual is reviewed regularly and periodically adjusted to reflect changes in warranty cost estimates. For some products we also offer extended warranties beyond one year. Costs associated with our extended warranty contracts beyond one year are expensed as incurred.

          Stock-based compensation.    In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) addresses all forms of share-based payment ("SBP") awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123(R), which became effective for us beginning in the first quarter of fiscal 2006, superseded our prior accounting for SBP awards under APB No. 25 and requires us to recognize compensation expense for all SBP awards based on fair value. In March 2005, the SEC released Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB No. 107") relating to the adoption of SFAS No. 123(R). With respect to valuing SBP awards outstanding at the time of adoption of SFAS No. 123(R), we used the modified prospective transition method using the Black-Scholes option pricing model. Our estimate of compensation expense requires a number of complex and subjective assumptions including our stock price volatility, employee exercise patterns (expected life of the options), future forfeitures and related tax effects. We will recognize SBP compensation expense for awards issued after November 1, 2005 on a straight-line basis over the vesting period of the award. For awards issued prior to November 1, 2005, we will recognize SBP compensation expense based on FASB Interpretation 28 "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans an interpretation of APB Opinions No. 15 and 25," which provides for accelerated expensing. We estimate stock compensation expenses for the fiscal year ended October 31, 2006 to be $10 million based on stock awards issued prior to January 31, 2006. Upon final distribution of Verigy shares by Agilent, unvested Agilent stock options held by Verigy employees will terminate. To the extent options are vested as of the date of distribution, Verigy employees will have a period of 90 days in which to exercise the Agilent option before such options terminate. Exercise of Agilent options by Verigy employees will have no impact on our financial statements nor on our outstanding ordinary shares. To the extent that the Agilent options were not vested as of the distribution date, Verigy will replace the Agilent options with new Verigy options based on the ratio of the Verigy share price after the distribution to the Agilent stock price prior to the distribution. After the separation, our option program and practices may or may not be different from Agilent's. As a result of these changes, the expense associated with future options may be substantially different than the expenses recorded in historical periods.

          Retirement and post-retirement plan assumptions.    Retirement and post-retirement benefit plan costs are a significant cost of doing business. They represent obligations that will ultimately be settled sometime in the future and therefore are subject to estimation. Pension accounting is intended to reflect the recognition of future benefit costs over the employees' average expected future service based on the terms of the plans and the investment and funding decisions made by us. To estimate the impact of these future payments and our decisions concerning funding of these obligations, we are required to make assumptions using actuarial concepts within the framework of U.S. GAAP. Two critical assumptions are the discount rate and the expected long-term return on plan assets. Other important assumptions include the health care cost trend rate, expected future salary increases, expected future increases to benefit payments, expected retirement dates, employee turnover and retiree mortality rates. We evaluate these assumptions at least annually.

          The discount rate is used to determine the present value of future benefit payments at each measurement date (October 31). The discount rate for U.S. plans was determined based on published rates for high quality corporate bonds. The discount rate for non-U.S. plans was generally determined in a similar manner. Differences between the expected future cash flows of our plans and the maturities of the high quality corporate bonds are not expected to have a material impact on the selection of discount rates. In recent years, decreasing interest rates, particularly outside the U.S., have increased our net plan costs. The increase in net plan costs has been in large part offset by a declining number of plan participants as a result of our various restructuring programs. The entire impact of declining discount rates is not recognized immediately under current accounting standards. As of October 31, 2005, delayed recognition of the impact of declining discount rates was the primary factor in approximately $16 million in unrecognized net actuarial losses for non-U.S. plans that will be transferred to Verigy. These losses are being recognized over the expected average future service lives of plan participants.

          The expected long-term return on plan assets is estimated using current and expected asset allocations, as well as historical and expected returns. Our estimate of expected long-term rates of return has declined in recent years. Declining rate of return assumptions generally result in increased pension expense. This trend has been offset by the impact of Agilent's contributions to the plans and growth in plan assets resulting in increased expected returns on plans assets in 2003 through 2005.

          In fiscal 2005, 2004 and 2003 we incurred expenses of $3 million, $4 million and $5 million, respectively, for our defined benefit retirement and post-retirement plans in the U.S. and $6 million, $6 million, and $6 million for the same respective periods for our non-U.S plans. In connection with our separation from Agilent, Agilent will transfer to us the liabilities for the defined benefit plans for our employees located in Germany, Korea, and Taiwan. Agilent will fund these plans based on the amount of the accumulated benefit obligations as of June 1, 2006. As of October 31, 2005, the difference between the estimated projected benefit obligation and related actuarial gain/loss to be transferred and the accumulated benefit obligation for transferred employees was not significant. However, the difference as of the separation date may be material. We expect to incur expenses of approximately $4.4 million in fiscal 2006 for the retirement plans that will be transferred to Verigy.

          Workforce-related events such as restructurings or divestitures can result in curtailment and settlement gains or losses to the extent they have an impact on the average future working lifetime or total number of participants in our retirement and postretirement plans.

          Valuation of goodwill and intangible assets.    We performed our annual goodwill impairment analysis in the fourth quarter of 2005. Based on our estimates of forecasted discounted cash flows, we concluded that we did not have any impairment at that time.

          Our accounting for goodwill and purchased intangible assets complies with SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"). We test goodwill for possible impairment on an annual basis and at any other time that impairment indicators arise. Circumstances that could trigger an impairment test include but are not limited to: significant decrease in market price of an asset, significant adverse changes in the extent or use or physical condition of an asset, significant adverse change in legal or regulatory factors affecting an asset, unanticipated competition, loss of key personnel, accumulation of costs significantly in excess of expected costs to acquire or construct an asset, operating or cash flow losses (or projections of losses) that demonstrates continuing losses associated with the use of an asset, or a current expectation that more likely than not, an asset will be sold or disposed of significantly before the end of its previously estimated useful life. Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the economic lives of the respective assets, generally three to five years.

          The process of evaluating the potential impairment of goodwill and other intangibles is highly subjective and requires significant judgment. We estimate expected future cash flows then compare the carrying value including goodwill and other intangibles to the discounted future cash flows. If the total of future cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. Estimates of the future cash flows associated with the assets are critical to these assessments. Changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods.

          Accounting for income taxes.    Our operating results have historically been included in Agilent's consolidated tax returns. The provisions for income taxes in our combined financial statements have been determined on a separate return basis. We are required to assess the realization of our net deferred tax assets and the need for a valuation allowance on a separate return basis, and exclude from that assessment any utilization of those losses by Agilent. This assessment requires that our management make judgments about benefits that could be realized from future taxable income, as well as other positive and negative factors influencing the realization of deferred tax assets. Due to the losses we incurred in the U.S. and Japan, prior to fiscal 2003, we recorded a valuation allowance against any net deferred tax assets in these jurisdictions. We recorded a valuation allowance in Japan in 2001 and in the U.S. in 2002. Until our separation, we intend to maintain a full valuation allowance in these jurisdictions until sufficient positive evidence exists to support reversal of the valuation allowance. Upon separation, we will not retain deferred tax assets and liabilities related to temporary differences, net operating losses and credit carryforwards. We will retain certain prepaid tax assets upon our separation. As a result, for periods after June 1, 2006, our deferred tax assets and liabilities will be based on assets transferred in connection with our separation from Agilent and our operating activities beginning as of June 1, 2006.

          Since Agilent's global tax model has been developed based upon its entire portfolio of businesses, our historical financial information as presented, including tax information, is not necessarily indicative of future results of operations. Going forward, after our separation from Agilent, our effective tax rate will vary based on a variety of factors, including overall profitability, the geographical mix of income before taxes and the related tax rates in the jurisdictions where we operate, as well as discrete events, such as audit settlements. Certain combinations of these factors could cause us to owe significant taxes (and to have high effective tax rates) during periods when we experience low operating profit or operating losses. Conversely, we expect to realize more favorable effective tax rates as our profitability increases.

          We will be subject to audits and examinations of our tax returns by tax authorities in various jurisdictions, including the Internal Revenue Service. We will regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Results of Operations

          The following table sets forth certain operating data as a percent of net revenue for the periods presented.

	Year Ended October 31,
	2005	2004	2003
Net revenue:
Products	77.9%	82.5%	83.7%
Services	22.1	17.5	16.3

Total net revenue	100.0	100.0	100.0
Cost of sales:
Cost of products	50.0	43.3	43.1
Cost of services	19.3	15.0	14.1

Total cost of sales	69.3	58.3	57.2

Gross margin	30.7	41.7	42.8
Operating expenses:
Research and development	22.1	17.3	18.0
Selling, general and administrative	29.4	22.9	27.4
Restructuring charges	1.5	0.7	2.0
Separation costs	0.7	0.0	0.0

Total operating expenses	53.7	40.9	47.4

Income (loss) from operations	(23.0)	0.8	(4.6)
Other income (expense), net	(0.2)	0.2	0.4

Income (loss) before income taxes	(23.2)	1.0	(4.2)
Provision for income taxes	2.9	2.3	0.9

Net loss	(26.1)%	(1.3)%	(5.1)%

Net Revenue

	Year Ended October 31,
				2005 over 2004 Change	2004 over 2003 Change
	2005	2004	2003
	(in millions)
Net revenue from products	$355	$501	$452	(29.1)%	10.8%
Net revenue from services	101	106	88	(4.7)%	20.5%

Total net revenue	$456	$607	$540	(24.9)%	12.4%

          Our revenues by geographic region for fiscal 2005, 2004 and 2003 are as follows:

	Year Ended October 31,
				2005 over 2004 Change	2004 over 2003 Change
	2005	2004	2003
	($ in millions)
North America	$124	$170	$208	(27.1)%	(18.3)%
As a percent of total net revenue	27.2%	28.0%	38.5%
Europe	$43	$65	$42	(33.8)%	54.8%
As a percent of total net revenue	9.4%	10.7%	7.8%
Asia-Pacific, excluding Japan	$195	$276	$217	(29.3)%	27.2%
As a percent of total net revenue	42.8%	45.5%	40.2%
Japan	$94	$96	$73	(2.1)%	31.5%
As a percent of total net revenue	20.6%	15.8%	13.5%

Total net revenue	$456	$607	$540	(24.9)%	12.4%

          Net Revenue.    Net revenue is derived from the sale of products and services and is adjusted for returns and allowances, which historically have been insignificant. Our product revenue is generated predominantly from the sales of our test equipment products. Revenue from services includes extended warranty, customer support, consulting, training and education activities. Service revenue is recognized over the contractual period or as services are rendered to the customer.

          Net revenue in fiscal 2005 was $456 million, a decrease of $151 million, or 24.9%, from the $607 million achieved in fiscal 2004. Net product revenue in fiscal 2005 was $355 million, a decrease of $146 million, or 29.1%, from the $501 million achieved in fiscal 2004. The decrease in overall and product revenue in fiscal 2005 was due in large part to weakness in the semiconductor industry which resulted in under-utilization of the installed test equipment and a decline in spending on new test equipment, particularly as the weakness in the semiconductor industry that began towards the end of fiscal 2004 continued into the first half of fiscal 2005. Product revenue was also adversely affected by delayed customer purchases in anticipation of our enhanced product platforms. This decrease was partially offset by the expansion of our addressable market into new markets, including NAND flash. Services revenue for fiscal 2005 accounted for $101 million, or 22.1% of net revenue, compared to $106 million, or 17.5% of net revenue, for fiscal 2004. Services revenue tends to rise and fall in direct relation to product revenue although services revenue tends to show lower volatility than product revenue due to services being provided over time.

          Net revenue in fiscal 2004 was $607 million, an increase of $67 million, or 12.4%, from the $540 million achieved in fiscal 2003. Net product revenue in fiscal 2004 was $501 million, an increase of $49 million, or 10.8%, from the $452 million achieved in fiscal 2003. The increase in net product revenue was primarily a result of increasing demand for our SOC/SIP/high-speed memory test platform, particularly in the first half of fiscal 2004, driven by increasing demand for graphics IC's, PC chip sets and wireless baseband IC's resulting in the need to expand manufacturing capacity. The increase in product revenue was also a result of revenue from a new customer in Japan. This increase was partially offset by weakness in our sales of memory test systems, particularly in North America. Services revenue for fiscal 2004 accounted for $106 million, or 17.5% of net revenue, and $88 million, or 16.3% of net revenue for fiscal 2003. The increase in services revenue is attributed to our growing installed base and strong order demand for products in late fiscal 2003 that resulted in higher services backlog that was recognized as revenue in fiscal 2004.

          Over the past three fiscal years, the source of our net revenue has steadily shifted from customers in North America to customers in the Asia-Pacific region, particularly from Japan. This trend was due largely to general weakness in the North American market beginning in 2004. Net revenue from customers located in Japan represented 20.6% of total net revenue in fiscal 2005 compared to 13.5% in fiscal 2003. We expect this trend to continue as semiconductor manufacturing activities continue to concentrate in the Asia-Pacific region.

Orders

	Year Ended October 31,
				2005 over 2004 Change	2004 over 2003 Change
	2005	2004	2003
	(in millions)
Total orders	$522	$507	$627	3.0%	(19.1)%

          Orders.    Product orders represent purchase commitments from our customers that are recorded in the period indicated where the ordered products are expected to be delivered within six months. Service orders represent commitments to engage us to provide services that are recorded in the period indicated, regardless of the period over which the services are expected to be provided. Orders are cancelable and delivery may, in some cases be delayed, without cancellation or rescheduling penalties. Accordingly, while orders may indicate trends in our business, orders are not a reliable indicator of future revenue. Service orders tend to be less volatile than product orders from period to period because they reflect a mix of services ordered as a result of new product orders as well as ongoing maintenance renewals for our installed customer base.

          Product orders in fiscal 2005 were up 1.8% over fiscal 2004, with much of the growth occurring in the second half of the year as a result of a recovery in the semiconductor market as a whole. Order growth in the second half was derived from across our customer base driven by increasing demand for PC chipset and graphics devices, wireless baseband and radio frequency, or RF testing, communication networking infrastructure devices, flash memory products used in cellular phones, cameras, MP3 players and other digital consumer devices. A substantial majority of our orders in fiscal 2005 were for the enhanced versions of our Versatest V5000 Series and 93000 Series platforms, which first became available in late fiscal 2004 and early in fiscal 2005, respectively. These introductions expanded our addressable market into areas such as NAND flash.

          Product orders in fiscal 2004 decreased 21.7% compared to orders in fiscal 2003 primarily due to a declining demand for semiconductor products and excess manufacturing capacity in the second half in fiscal 2004. Orders in fiscal 2004 were also adversely affected by delayed customer purchases in anticipation of our enhanced Versatest V5000 Series and 93000 Series platforms.

Cost of Sales

Cost of Products

	Year Ended October 31,
				2005 over 2004 Change	2004 over 2003 Change
	2005	2004	2003
	($ in millions)
Cost of products	$228	$263	$233	(13.3)%	12.9%
As a percent of product revenue	64.2%	52.5%	51.5%

          Cost of Products.    Cost of products consists primarily of manufacturing materials, outsourced manufacturing costs, direct labor, manufacturing and administrative overhead, warranty costs and provisions for excess and obsolete inventory, partially offset, when applicable, by benefits from sales of previously written-down inventory.

          The decrease in cost of products in fiscal 2005 compared to fiscal 2004 was directly related to the decrease in products shipped in 2005. The increase in cost of products as a percent of net product revenue in fiscal 2005 compared to fiscal 2004 was a result of aggressive price discounting for our legacy products as well as higher inventory write-offs for discontinued products. Excess and obsolete inventory-related net charges in 2005 were $18 million, comprised of a $25 million charge partially offset by $7 million in sales of previously reserved inventory, compared to inventory-related net charges of $2 million in fiscal 2004. Our cost of products also included $1 million of restructuring charges in 2005 compared to $1 million in 2004.

          The increase in cost of products in fiscal 2004 compared to fiscal 2003 reflected in the increase in product revenue. The slight increase in cost of products as a percent of net product revenue in fiscal 2004 was due to pricing pressure we experienced for our legacy products as well as inventory-related net charges. Excess and obsolete inventory-related net charges in fiscal 2004 were $2 million and a net credit of $5 million in fiscal 2003. Our cost of products also included $1 million restructuring charges in 2004 compared to $2 million in 2003.

          Our cost of products in absolute amount are expected to increase or decrease with revenue. As a percent of net product revenue, these costs will vary depending on a variety of factors, including the mix of system configurations in a particular period, competitive and other pressures on pricing and our ability to manage inventory levels to avoid excess and obsolete inventory charges. In order to mitigate the risk and to manage our costs through the peaks and valleys of the semiconductor industry, we are further streamlining our cost structure by reducing our fixed costs and adding more flexibility to our manufacturing model through the outsourcing of the majority of our manufacturing. We believe our efforts will provide us with the flexibility to respond more rapidly to changes in industry conditions and to better capitalize on market opportunities during market upturns, and will provide us with more consistent cost of products. Our cost of products for periods after November 1, 2005 will also be impacted by stock option expensing under SFAS 123R.

Cost of Services

	Year Ended October 31,
				2005 over 2004 Change	2004 over 2003 Change
	2005	2004	2003
	($ in millions)
Cost of services	$88	$91	$76	(3.3)%	19.7%
As a percent of services revenue	87.1%	85.8%	86.4%

          Cost of Services.    Cost of services includes cost of field service and support personnel, spare parts consumed in service activities and administrative overhead allocations.

          The decrease in cost of services in dollars in fiscal 2005 compared to fiscal 2004 was primarily due to less service revenue being generated from product shipments. Also, lower costs of service driven by improvements in product quality were more than offset by investments we made in application development resources through the downturn in order to capitalize on future upturns.

          The increase in cost of services in dollars in fiscal 2004 compared to fiscal 2003 reflects the increase in services revenue. Our cost of services in absolute amount is expected to increase or decrease with services revenue. As a percent of net services revenue, these costs will vary depending on a variety of factors, including our ability to weather price erosion, the reliability and quality of our products and our need to maintain customer service and support centers worldwide. Our cost of services for periods after November 1, 2005 will also be impacted by stock option expensing under SFAS 123R.

Operating Expenses

Research and Development Expenses

	Year Ended October 31,
				2005 over 2004 Change	2004 over 2003 Change
	2005	2004	2003
	($ in millions)
Research and development	$101	$105	$97	(3.8)%	8.2%
As a percent of net revenue	22.1%	17.3%	18.0%

          Research and Development.    Research and development ("R&D") expense includes costs related to:

  •
  salaries and related compensation expenses for research and development and engineering personnel;

  •
  materials used in R&D activities;

  •
  outside contractor expenses;

  •
  depreciation of equipment used in R&D activities; and

  •
  facilities and other overhead and support costs for the above.

          R&D costs have generally been expensed as incurred.

          R&D expense declined slightly in dollars in fiscal 2005 compared to fiscal 2004 reflecting a slight decrease in R&D activity in fiscal 2005 following the successful release of updated versions of our products in late fiscal 2004 and the beginning of fiscal 2005. R&D expense increased as a percent of revenue in fiscal 2005 due to our declining revenue level. We believe that we need to maintain a significant level of R&D spending in order to remain competitive and, as a result, our R&D expenses have varied only modestly in dollars but vary more significantly as a percent of revenue. Our R&D expenses for periods after November 1, 2005 will be impacted by stock option expensing under SFAS 123R.

          R&D expense increased in fiscal 2004 over fiscal 2003 reflecting the peak of our research and development for the newly enhanced testers that we introduced in late 2004.

Selling, General and Administrative Expenses

	Year Ended October 31,
				2005 over 2004 Change	2004 over 2003 Change
	2005	2004	2003
	($ in millions)
Selling, general and administrative	$134	$139	$148	(3.6)%	(6.1)%
As a percent of net revenue	29.4%	22.9%	27.4%

          Selling, General and Administrative.    Selling, general and administrative ("SG&A") expense includes costs related to:

  •
  salaries and related expenses for sales, marketing and applications engineering personnel;

  •
  sales commissions paid to sales representatives and distributors;

  •
  outside contractor expenses;

  •
  other sales and marketing program expenses;

  •
  travel and professional service expenses;

  •
  salaries and related expenses for administrative, finance, human resources, legal and executive personnel; and

  •
  facility and other overhead and support costs for the above.

          The decrease in SG&A expense in dollars in fiscal 2005 compared to fiscal 2004 was primarily due to reduced facilities and IT costs, as well as cost control efforts implemented in light of our declining revenue. During the market downturn, we maintained our spending in our sales and support team to be positioned to accelerate the roll-out of enhanced versions of our products.

          The decrease in SG&A expense in dollars in fiscal 2004 compared to fiscal 2003 was primarily due to reduced facilities and IT costs.

          In general, we believe our SG&A expenses will decrease in absolute amount compared to prior periods due to our efforts to streamline our infrastructure and consolidate excess facilities. The savings realized from our cost reduction efforts will be partially offset by incremental costs associated with operating as a stand-alone public company, including professional fees such as legal, regulatory and accounting compliance costs that we will incur. Our SG&A expenses for periods after November 1, 2005 will also be impacted by stock option expensing under SFAS 123R. In addition, commission expenses included in SG&A expenses can fluctuate with changes in sales volume and customer mix.

Restructuring Charges

          Agilent initiated several restructuring plans in fiscal years 2003, 2002 and 2001 (collectively, the Prior Plans) that were designed to reduce costs and expenses in order to return Agilent to profitability. The two main components of these plans were workforce reduction and consolidation of excess facilities. We directly incurred and recorded charges for workforce management and we recorded charges allocated to us by Agilent for our share of the expenses it incurred to reduce costs for support services such as finance, information technology, and workplace services. Agilent achieved these cost reductions by moving global shared services operations sites to lower cost regions, reducing the number of properties, particularly sales and administrative sites, and by reducing total workforce through involuntary terminations and selected outsourcing of manufacturing and administrative functions.

          We recorded approximately $19 million in charges under the Prior Plans, comprised of $6 million we directly incurred and recorded and $13 million Agilent allocated to us. In 2003, we incurred direct charges of $4 million for workforce management and Agilent allocated approximately $9 million ($7 million for workforce management and $2 million for consolidation of excess facilities) to us. In 2004, we recorded an additional $1 million in direct charges for workforce management reductions and Agilent allocated approximately $4 million ($2 million for workforce management and $2 million for consolidation of excess facilities) to us. There were no charges under the prior plans in 2005.

          In fiscal 2005 we initiated a plan to further reduce operating costs, primarily through headcount reductions and consolidating facilities. Under the 2005 restructuring plan, we took an $8 million charge in fiscal 2005, $5 million of which related to a reduction in headcount, $2 million of which related to headcount reduction by Agilent for corporate and administrative personnel that had supported our business and $1 million of which related to consolidation of facilities.

          A summary for all restructuring plans:

	Year Ended October 31,
	2005	2004	2003
	(in millions)
Cost of sales	$1	$1	$2
Research and development	2	1	1
Selling, general and administrative	5	3	10

Total restructuring charges	$8	$5	$13

          We expect to record a $7 million charge in the first quarter of fiscal 2006 and an additional charge in the range of $15 million to $20 million in the remainder of fiscal 2006 as we complete the rest of our restructuring plan which includes additional headcount reductions and further consolidation of facilities. The anticipated reduction in operating expenses associated with these headcount reductions of approximately 300 people, will be offset in part by the addition of approximately 100 people in locations where we will be continuing operations. Nonetheless, we expect the cumulative effect of these actions to significantly lower our cost of ongoing operations when compared to historical levels.

Separation Costs

	Year Ended October 31,
	2005	2004	2003
	(in millions)
Separation costs	$3	$—	$—

          As part of our effort of becoming a separate stand-alone publicly held company, we have incurred, and will incur, one-time separation costs such as information technology set-up costs, consulting, legal and other professional fees and other spin-off related costs. We incurred $3 million in separation expenses in fiscal 2005. In the first quarter of 2006, we incurred approximately $15 million in separation expenses and anticipate an additional $40 million of such expenses during the remainder of fiscal 2006, with approximately $30 million expected in the second quarter of fiscal 2006.

Provision for Income Taxes

	Year Ended October 31,
	2005	2004	2003
	(in millions)
Provision for income taxes	$13	$14	$5

          We recorded income tax provisions of $13 million, $14 million and $5 million for fiscal years ended 2005, 2004 and 2003, respectively. In each period, the provision reflects taxes on income generated in certain jurisdictions other than the United States. Because Agilent's global tax model reflects a different portfolio of businesses and activities, the income tax provisions for all periods are not necessarily reflective of our future results of operations on a stand-alone basis.

          We had net deferred tax assets related to our business of $10 million as of October 31, 2005 and $10 million as of October 31, 2004. Due to the losses we incurred in the United States and Japan, we recorded a valuation allowance prior to 2003 against any deferred tax assets in these jurisdictions. Until our separation, we intend to maintain a full valuation allowance in these jurisdictions until sufficient positive evidence exists to support reversal of the valuation allowance. Upon separation, we will not retain deferred tax assets and liabilities related to temporary differences, net operating losses and credit carryforwards. We will retain certain prepaid tax assets upon our separation. As a result, for periods on or after June 1, 2006, our deferred tax assets and liabilities will be based solely on the transfer of assets on separation and our operating activities beginning as of June 1, 2006.

          Going forward, after our separation from Agilent, our effective tax rate will vary based on a variety of factors, including overall profitability, the geographical mix of income before taxes and the related tax rates in the jurisdictions where we operate, as well as discrete events, such as audit settlements. Certain combinations of these factors could cause us to owe significant taxes (and to have high effective tax rates) during periods when we experience low operating profit or operating losses. Conversely, we expect to realize more favorable effective tax rates as our profitability increases. Our historical income tax provisions are not necessarily reflective of our future results of operations on a stand-alone basis.

          We will be subject to audits and examinations of our tax returns by tax authorities in various jurisdictions, including the Internal Revenue Service. We will regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Quarterly Results of Operations (Unaudited)

          The following table presents our unaudited quarterly results of operations, in millions, for each of our last eight quarters through the quarter ended October 31, 2005. You should read the following table in conjunction with the combined audited annual financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited combined financial statements. Results of operations for any quarter are not necessarily indicative of results for any future quarters or years.

	Quarter Ended
	Oct. 31, 2005	Jul. 31, 2005	Apr. 30, 2005	Jan. 31, 2005	Oct. 31, 2004	Jul. 31, 2004	Apr. 30, 2004	Jan. 31, 2004
	(in millions)
Orders	$199	$146	$95	$82	$64	$111	$199	$133

Net revenue:
Products	$131	$93	$76	$55	$89	$130	$158	$124
Services	28	25	24	24	26	25	29	26

Total net revenue	159	118	100	79	115	155	187	150
Cost of sales:
Cost of products	81	58	49	40	54	74	74	61
Cost of services	23	22	22	21	23	24	25	19

Total cost of sales	104	80	71	61	77	98	99	80

Gross profit	55	38	29	18	38	57	88	70
Operating expenses:
Research and development	25	24	26	26	24	26	29	26
Selling, general and administrative	33	33	36	32	32	36	37	34
Restructuring charges	6	1	—	—	2	—	1	1
Separation costs	3	—	—	—	—	—	—	—

Total operating expenses	67	58	62	58	58	62	67	61

Income (loss) from operations	$(12)	$(20)	$(33)	$(40)	$(20)	$(5)	$21	$9

          The following table presents our historical results for the periods indicated as a percent of net revenue:

	Quarter Ended
	Oct. 31, 2005	Jul. 31, 2005	Apr. 30, 2005	Jan. 31, 2005	Oct. 31, 2004	Jul. 31, 2004	Apr. 30, 2004	Jan. 31, 2004
Net revenue:
Products	82.4%	78.8%	76.0%	69.6%	77.4%	83.9%	84.5%	82.7%
Services	17.6	21.2	24.0	30.4	22.6	16.1	15.5	17.3

Total net revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of sales:
Cost of products	50.9	49.2	49.0	50.6	47.0	47.7	39.6	40.6
Cost of services	14.5	18.6	22.0	26.6	20.0	15.5	13.4	12.7

Total cost of sales	65.4	67.8	71.0	77.2	67.0	63.2	53.0	53.3

Gross margin	34.6	32.2	29.0	22.8	33.0	36.8	47.0	46.7
Operating expenses:
Research and development	15.7	20.3	26.0	32.9	20.9	16.8	15.5	17.3
Selling, general and administrative	20.8	28.0	36.0	40.5	27.8	23.2	19.8	22.7
Restructuring charges	3.8	0.8	0.0	0.0	1.7	0.0	0.5	0.7
Separation costs	1.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total operating expenses	42.1	49.1	62.0	73.4	50.4	40.0	35.8	40.7

Income (loss) from operations	(7.5)%	(16.9)%	(33.0)%	(50.6)%	(17.4)%	(3.2)%	11.2%	6.0%

          Net Revenue.    The semiconductor test equipment market is cyclical and highly volatile. We experienced strong revenue growth in the first half of fiscal 2004 as demand for our test systems increased. An industry-wide downturn beginning in the second half of fiscal 2004 negatively impacted our results of operations starting in the second half of fiscal 2004 and continuing through the first half of fiscal 2005. Starting with the second half of fiscal 2005, the semiconductor test market exhibited a recovery driven by increasing demand for PC chipset and graphics devices, wireless baseband and RF devices, communication networking infrastructure devices, flash memory products used in cellular phones, cameras, MP3 players and other digital consumer devices. A substantial majority of our orders in fiscal 2005 were for the enhanced versions of our Versatest V5000 Series and 93000 Series platforms, which first became available in late fiscal 2004 and early in fiscal 2005, respectively. These introductions expanded our addressable market into areas such as NAND flash.

          Cost of Products.    As a percent of net revenue, cost of products will vary depending on a variety of factors, including the mix of system configurations in a particular period, competitive and other pressures on pricing, and our ability to manage inventory levels to avoid excess and obsolete inventory charges. As a result, our gross product margin has been highly volatile. During the first half of fiscal 2004, our cost of products as a percent of product revenue averaged 48% for both quarters spurred by the strong revenue growth. As revenues decreased thereafter, however, our cost of products as a percent of product revenue increased to 57% in the third quarter of fiscal 2004. This increase was primarily due to lower volumes in the second half of fiscal 2004 as well as pricing pressure we experienced for our legacy products.

          Lower revenue continued to adversely impact our cost of products as a percent of revenue through the first half of fiscal 2005. When revenues started increasing in the third quarter of fiscal 2005, so did our gross margins, reflecting substantial improvements in utilization of overhead costs and manufacturing personnel. In the third and fourth quarter of fiscal 2005, charges for excess and obsolete inventory related to discontinued products adversely impacted our cost of products as a percent of revenue.

          Our cost of products in absolute amount are expected to increase or decrease with revenue. In future periods, our cost of products will also be impacted by stock option expensing under SFAS 123R. In order to mitigate the risk and to manage our costs through the peaks and valleys of the semiconductor industry, we are currently streamlining our cost structure by reducing our fixed costs and adding more flexibility to our manufacturing model through the outsourcing of the majority of our manufacturing. We believe our efforts will provide us with the flexibility to respond more rapidly to changes in industry conditions and to better capitalize on market opportunities during market upturns, and will provide us with more consistent cost of products.

          Cost of Services.    Our cost of services in absolute amount is expected to increase or decrease with services revenue. As a percent of net services revenue, these costs will vary depending on a variety of factors, including our ability to weather price erosion, the reliability and quality of our products and our need to maintain customer service and support centers worldwide

          Research and Development.    Our research and development expenses have fluctuated from quarter to quarter as a percent of net revenue, but have generally remained level in absolute dollars, reflecting management's commitment to product innovation without regard to demand cycles. R&D spending levels tend to fluctuate modestly from quarter to quarter based on the timing of project activities. In addition, for the fourth quarter of fiscal 2005, we recorded $2.2 million related to restructuring activities.

          Selling, General and Administrative.    SG&A expenses have generally stayed flat over time but have fluctuated and will continue to fluctuate from quarter to quarter as a percent of net revenue. In general, we believe our SG&A expenses will decrease as a stand alone company due to our efforts to streamline our infrastructure, consolidate excess facilities and right-size our business. These cost reductions will be partially offset by incremental costs associated with professional fees such as legal, regulatory and accounting compliance costs that we will incur as a stand-alone company. Our SG&A expenses will also be impacted as we implement our new manufacturing model, expand in

China and implement stock option expensing as required by changes in generally accepted accounting principles. In addition, commission expenses included in SG&A expenses can fluctuate with changes in sales volume and customer mix.

          Our quarterly results of operations have varied in the past and are likely to do so again in the future primarily due to the cyclical nature of the semiconductor industry. As such, we believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of future performance. In future periods, the market price of our ordinary shares could decline if our revenues and results of operations are below the expectations of analysts and investors. Factors that may cause our revenue and results of operations to fluctuate include those discussed in the "Risk Factors" section of this prospectus.

Financial Condition

  Liquidity and Capital Resources

          Agilent uses a centralized approach to cash management and financing of its operations. Transactions relating to our business have been accounted for through the Agilent net invested equity account for our business. Accordingly, none of the cash, cash equivalents or debt at the Agilent corporate level have been assigned to our business in the historical combined financial statements. When we become a separate stand-alone company, Agilent will make a short-term revolving credit facility available to us that is expected to be sufficient for our working capital requirements prior to receiving the proceeds of this offering. Verigy will then retain the proceeds of the offering, other than the amount used to repay the loan from Agilent. We also anticipate additional cash from the sale of inventory as we transition manufacturing activity to a new contract manufacturer.

  Net Cash Used in Operating Activities

          Cash used for operating activities was $74 million in fiscal 2005 compared to cash generated from operating activities of $48 million in fiscal 2004 and cash used for operations of $29 million in fiscal 2003. Operating activities during fiscal 2005 resulted in cash usage of $74 million due to our net loss of $119 million, working capital used for increased accounts receivable of $18 million and inventory of $10 million, offset by depreciation expense of $6 million that did not require cash, and an increase in other assets and liabilities of $23 million and an increase in deferred revenue of $10 million. Restructuring payments included net cash payments of $4 million, $1 million, and $5 million during fiscal 2005, 2004, and 2003, respectively.

  Net Cash Used in Investing Activities

          Net cash used in investing activities for 2005 was $14 million compared to $5 million in 2004 and $6 million in 2003. The $9 million increase in 2005 is primarily due to capital expenditures for test and computer equipment, office furniture as well as new research and development equipment for use in product and applications development.

          As part of our efforts of becoming a stand-alone company, we will be making additional investments in new site set-ups as well as leasehold improvements for new headquarter facilities where we expect to relocate by mid 2006. We estimate these investments will occur by mid 2006 and be approximately $17 million of which approximately $12 million will be capitalized.

          We will also be making additional investments for the completion of a new enterprise resource planning (ERP) system. We anticipate that these costs will occur by mid 2006 and be approximately $38 million of which approximately $13 million will be capitalized.

  Net Cash Provided by or Returned to Agilent

          Net cash provided by Agilent for fiscal 2005 was $88 million compared to $43 million cash returned to Agilent in fiscal 2004 and $35 million cash provided by Agilent in fiscal 2003. In fiscal 2005 and 2003, our business required cash infusion from Agilent because our cash from operations was not sufficient to cover our operating expenses. In fiscal 2004, a positive cash flow from our operating activities, coupled with an improved working capital position, enabled us to return $43 million cash to Agilent. After our separation from Agilent, we will not receive cash from Agilent nor will we provide cash to Agilent.

  Other

          We have contractual commitments for non-cancelable operating leases and vendor financing arrangements with CIT and others. We have in the past provided lease residual value guarantees on these financing arrangements and we have no other material guarantees or commitments.

          In conjunction with our separation from Agilent, Agilent will continue to provide services and access to resources necessary for Verigy. In general, these services and resources include facilities management, site information technology infrastructure, usage of various applications and support systems, as well as employee related services for any transitional employees remaining with Agilent. We estimate the cost of these services will be in the range of $10 million to $15 million for a period of approximately six months after the separation date and that the majority of these services will terminate on or before the distribution date. We expect that the services provided by transitional employees may last for up to two years following the separation date, for an additional cost to us of approximately $3 million to $5 million. In all cases, the charges for these interim services are generally intended to allow Agilent to recover the cost of providing such services, without profit.

          We believe that the net proceeds of this offering, together with cash generated from operations, will be sufficient to satisfy our working capital, capital expenditure and other liquidity needs at least through the next twelve months. However, we may require or choose to obtain debt or equity financing in the future. We cannot assure you that additional financing, if needed, will be available on favorable terms or at all.

  Contractual Obligations

          Our cash flows from operations are dependent on a number of factors, including fluctuations in our operating results, accounts receivable collections, inventory management and the timing of tax and other payments. As a result, the impact of contractual obligations on our liquidity and capital resources in future periods should be analyzed in conjunction with such factors.

          The following table summarizes our contractual obligations at October 31, 2005 and excludes amounts recorded in our Combined Balance Sheet (in millions):

	Total	Less than one year	One to three years	Three to five years	More than five years
Operating Leases	$5	$2	$3	$—	$—
Commitments to contract manufacturers and suppliers	74	73	1	—	—
Other purchase commitments	21	8	11	2	—

Total	$100	$83	$15	$2	$—

          Operating leases.    Commitments under operating leases relate primarily to leasehold property.

          Commitments to contract manufacturers and suppliers.    We purchase components from a variety of suppliers and historically we have used several contract manufacturers to provide manufacturing services for our products. During the normal course of business, we issue purchase orders with estimates of our requirements several months ahead of the delivery dates. However, our agreements with these suppliers usually allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed. Typically purchase orders outstanding with delivery dates within 30 days are non-cancelable. Therefore, only approximately 20% of our reported purchase commitments arising from these agreements are firm, non-cancelable, and unconditional commitments. We expect to fulfill the purchase commitments for inventory within one year.

          In addition to the above, we record a liability for firm, non-cancelable, and unconditional purchase commitments for quantities in excess of our future demand forecasts consistent with our allowance for inventory. As of October 31, 2005, the liability for our firm, non-cancelable, and unconditional purchase commitments was $13 million, compared with $2 million as of October 31, 2004. These amounts are included in other accrued liabilities in our combined Balance Sheets at October 31, 2005 and 2004, and are not included in the preceding table.

          Other purchase commitments.    These commitments relate primarily to contracts with professional services suppliers. Purchase commitments are typically cancelable within a 90-day period without significant penalties.

          Retirement plans.    Retirement plan funding for the current year is not practical to estimate due to the fact that when we separate from Agilent, Agilent intends to transfer to us the liabilities associated with the defined benefit plans for our employees located in Germany, Korea and Taiwan and will fund these plans based on the accumulated benefit obligations. We expect expenses of approximately $4.4 million in 2006 for the retirement plans that will be transferred to us.

Off-Balance Sheet Arrangements

          We had no material off-balance sheet arrangements as defined by SEC rules as of October 31, 2005 or October 31, 2004.

New Accounting Pronouncements

  Adoption of New Pronouncements

          In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, "Inventory Costs — an amendment of ARB No. 43" ("SFAS 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect this standard to have a material impact on our combined financial position, results of operations or cash flows.

          In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) addresses all forms of share-based payment ("SBP") awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123(R) requires us to expense SBP awards with compensation cost for SBP awards measured at fair value beginning in our first quarter of 2006. In March 2005, the SEC released Staff accounting Bulletin No. 107 "Share-Based Payment" ("SAB No. 107"), which expresses views of the SEC Staff about the application of SFAS No. 123(R). We intend to adopt this standard and comply with SAB No. 107 using the modified prospective application transition method. Under this method, we will begin recording SBP compensation expense, using the Black-Scholes method, in our combined statement of operations beginning November 1, 2005. We estimate stock compensation expenses for the fiscal year ended October 31, 2006 to be $10 million based on stock awards issued prior to January 31, 2006. Our planned separation from Agilent, and the resulting changes, may cause actual expenses to vary considerably from the estimate and prevent us from estimating future costs for a longer period. We do not believe that it is possible to make an accurate estimate of the impact this change will have on our expenses in the future, primarily due to the plan to separate from Agilent. The separation will result in new shares whose value and volatility may be significantly different than Agilent's, new options with no historical base to estimate or moderate changes in values and other variables, and new management, including a new board of directors, whose philosophy about and use of options may differ from Agilent's historical pattern, particularly given the additional expense reporting required by SFAS No. 123(R).

          In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 is a replacement of Accounting Principles Board Opinion ("APB") No. 20 and FASB Statement No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also addresses the reporting of a correction of an error by restating previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will be adopting this pronouncement beginning in our fiscal 2007 and do not currently believe that it will have a material impact on our financial statements.

          In June 2005, the FASB issued FSP FAS 143-1, "Accounting for Electronic Equipment Waste Obligations" ("FSP 143-1"), which provides guidance on the accounting for certain obligations associated with the Directive on Waste Electrical and Electronic Equipment (the "Directive"), which was adopted by the European Union ("EU"). Under the Directive, the waste management obligation for historical equipment (products put on the market on or prior to August 13, 2005) remains with the commercial user until the equipment is replaced. We are required to apply FSP 143-1 to the later of the first reporting period ending after June 8, 2005 or the date of the Directive's adoption into law by the applicable EU member countries in which we have significant operations. We are currently evaluating the effect that the adoption of FSP 143-1 will have on our combined financial statements. Such effects will depend on the respective laws adopted by the EU member countries.

          In September 2005, the FASB issued EITF Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty" ("EITF 04-13"). EITF 04-13 provided guidance on the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, "Accounting for Nonmonetary Transactions." EITF 04-13 also provided guidance on circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 will be effective for transactions completed in reporting periods beginning after March 15, 2006. We are evaluating the impact that this issue will have on our combined financial statements.

          In October 2005, the FASB issued SFAS No. 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)" ("SFAS No. 123(R)-2"). SFAS No. 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R). In accordance with this standard a grant date of an award exists if (a) the award is a unilateral grant and (b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. We will adopt this standard when we adopt SFAS No. 123(R). SFAS No. 123(R)-2 will not have a material impact on our combined financial position, results of operations or cash flows.

          In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1 and 124-1"), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain related disclosures. FSP 115-1 and 124-1 will be effective for all reporting periods beginning after December 15, 2005. We do not believe that adopting or applying either standard will have a material impact on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

          With the exception of Japan, where products are primarily sold in Yen, our products are generally sold in U.S. Dollars. Services and support sales are sold primarily in local currency when sold after the initial product sale. As such, our revenues, costs and expenses, and monetary assets and liabilities are somewhat exposed to changes in foreign currency exchange rates as a result of our global operating and financing activities. As part of Agilent, the historical results of our business reflect the hedging program in place at Agilent. We have not yet implemented a similar hedging program and are currently evaluating the magnitude and value-at-risk of our net currency exposures. We would expect to implement a hedging program if and when appropriate.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Combined Balance Sheet

          The following unaudited pro forma condensed combined balance sheet has been prepared by applying pro forma adjustments to our historical audited balance sheet as of October 31, 2005. The unaudited pro forma condensed combined balance sheet has been prepared assuming that we separated from Agilent on October 31, 2005, under the terms of our separation agreements with Agilent including the Master Separation and Distribution Agreement and the related General Assignment and Assumption Agreement. To reflect this separation and offering, we have applied pro forma adjustments to reflect that:

  •
  We will borrow $15 million from Agilent under our $25 million short-term revolving credit facility;

  •
  Under the terms of the separation agreements, certain assets and liabilities will be retained by Agilent;

  •
  Under the terms of the separation agreements, we will assume additional liabilities related to certain non-U.S. pension plans; and

  •
  Proceeds from this offering are received.

          Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed combined balance sheet. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed combined balance sheet is presented for informational purposes only and does not purport to represent what our financial position would have been had the events actually occurred on the dates indicated or project our financial position for any future date. The actual adjustments to our combined balance sheet upon the separation will be based on the net assets at that date. Therefore, the actual adjustments will differ from these pro forma adjustments, and the differences may be material. The unaudited pro forma condensed combined balance sheet should be read in conjunction with the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and related notes thereto appearing elsewhere in this prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet
October 31, 2005

	Historical	Adjustments for Separation		Pro Forma	Adjustments for Offering		Pro Forma As Adjusted
	(in millions)
Assets
Current assets:
Cash and cash equivalents(1)	$—	$15	(A)	$15	$85	(D)	$100
Trade accounts receivable, net	75	—		75	—		75
Inventory	110	—		110	—		110
Other current assets	14	(7	)(B)	7	—		7

Total current assets	199	8		207	85		292
Property, plant and equipment, net	18	—		18	—		18
Goodwill	17	—		17	—		17
Other assets	26	(8	)(B)	18	—		18

Total assets	$260	$—		$260	$85		$345

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$21	$—		$21	$—		$21
Employee compensation and benefits	40	(21	)(B)	19	—		19
Deferred revenue	42	—		42	—		42
Income taxes and other taxes payable	32	(32	)(B)	—	—		—
Other accrued liabilities	23	(3	)(B)	20	—		20
Loan from Agilent	—	15	(A)	15	(15	)(D)	—

Total current liabilities	158	(41)		117	(15	)(D)	102
Long-term liabilities	15	—	(C)	15	—		15

Total liabilities	173	(41)		132	(15)		117
Shareholders' equity:
Ordinary shares	$—	$—		$—	$100	(D)	$100
Invested equity by Agilent	86	41	(A,B,C)	127	—		127
Accumulated other comprehensive income	1	—		1	—		1

Total shareholders' equity	87	41		128	100		228

Total liabilities and shareholders' equity	$260	$—		$260	$85		$345

(1)
Agilent has used a centralized approach to cash management and financing of its operations. Accordingly, none of the cash, cash equivalents or debt at the Agilent corporate level are reflected in our combined financial statements.

Adjustments

  (A)
  Agilent has agreed that, upon separation, Agilent will provide a short-term revolving credit facility under which we may borrow up to $25 million under the terms of the separation agreement to fund our initial working capital and operating needs. These amounts drawn on the short-term revolving credit facility will be repaid by us shortly after receiving the offering proceeds. For purposes of this adjustment, we have assumed that we will borrow $15 million prior to receiving the offering proceeds.

  (B)
  Under the terms of the separation agreements, Agilent will retain certain assets and liabilities historically associated with our business and reflected in our historical balance sheet. These adjustments have been provided to reflect Agilent's retention of certain prepaid assets and deferred tax assets and certain liabilities including income tax and other taxes payable and salary related liabilities.

  (C)
  Our historical audited balance sheet reflects our accounting for obligations related to certain non-U.S. defined benefit plans expected to be transferred to us on the separation date. Under the terms of the separation agreements, Agilent will be required to fund this obligation only to the extent of the accumulated benefit obligation earned by transferred employees for services rendered through the separation date. We will be responsible for funding any future obligation related to services provided by the transferred employees after our separation from Agilent. The difference between the estimated projected benefit obligation and related actuarial gain/loss to be transferred and the accumulated benefit obligation for transferred employees at October 31, 2005 was not significant. However, the difference on the separation date may be material.

  (D)
  This adjustment reflects the receipt of net proceeds from this offering of approximately $100 million. This assumes the sale of                          million ordinary shares at a price of $    per share, after deducting estimated underwriting discounts and commissions of $    million. This also assumes the repayment of any amounts drawn on our short-term revolving credit facility with Agilent.

BUSINESS

Overview

          We design, develop, manufacture and sell advanced test systems and solutions for the semiconductor industry. We offer a single platform for each of the two general categories of devices being tested: our 93000 Series platform, designed to test System-on-a-Chip (SOC), System-in-a-Package (SIP) and high-speed memory devices, and our Versatest V5000 Series platform, designed to test memory devices, including flash memory and multi-chip packages. Our test solutions are both scalable and flexible. Our test platforms are scalable across different frequency ranges, different pin counts and different numbers of devices. Our test platforms' flexibility allows for a single test system to test a wide range of applications for semiconductor devices. Our scalable platform architecture provides us with internal operating model efficiencies such as reduced research and development costs, engineering headcount, support requirements and inventory risk. The scalability and flexibility of our test solutions also provides economic benefits to our customers by allowing them to get their complex, feature-rich semiconductor devices to market quickly and to reduce their overall costs. We also provide test and application expertise, service and support through our worldwide service organization.

          We have a broad installed customer base, having sold over 1,200 93000 Series systems and over 2,000 Versatest Series systems. Our customers include integrated device manufacturers, or IDMs, test subcontractors, also referred to as subcons, which includes specialty assembly, package and test companies as well as wafer foundries, and fabless design companies. As of January 31, 2006, we had 1,558 employees worldwide.

The Semiconductor Test Equipment Industry

  Industry Background

          Semiconductor devices, also referred to as integrated circuits, or ICs, are the fundamental building blocks used in all electronic systems. They have played an important role in enabling the proliferation of computing, communications and consumer electronic products. As technology continues to penetrate most aspects of daily life, semiconductor devices are playing an increasingly important role in a growing number and variety of products. Consequently, the global semiconductor industry, while experiencing significant cyclical fluctuations in its growth rate, has exhibited strong overall growth over the last 30 years. With the continued development of new growth segments within the semiconductor market, we believe the semiconductor market should continue to experience periods of strong growth. According to estimates from Gartner, an industry research firm, the global semiconductor market will grow from $220 billion in 2004 to over $302 billion in 2008, driven primarily by the convergence of consumer, computing and communications devices.

          The design and manufacture of semiconductor devices is a complex and capital-intensive multi-step process. This process involves different types of equipment used to manufacture, assemble and test semiconductor devices. Semiconductor test equipment and services are a critical part of this complex design and manufacturing process, and are utilized in each of the key design and manufacturing stages.

          The total market for semiconductor test equipment, not including service and support, was $4.8 billion in 2004 and is forecast to grow to $7.1 billion in 2008, according to Gartner. Demand for new semiconductor test equipment is driven by two primary forces: growth in semiconductor unit volume that drives the need for additional testing capacity, and the adoption of new technologies in semiconductor design, manufacturing and packaging that require new types of semiconductor testing equipment.

          Due to the different architectures and functionalities of semiconductors, semiconductor test equipment and services are generally categorized by the type of semiconductors tested. The two general categories are equipment used to test memory semiconductors, referred to as memory testing, and equipment used to test non-memory semiconductors, which includes testers for testing less complex, discrete semiconductors, and testers designed to test very complex, highly integrated semiconductors commonly referred to as System-on-a-Chip, or SOC, or System-in-a-Package, or SIP, testing. Of the total semiconductor test market in 2004, Gartner estimates that 42% consisted of memory testing, 52% consisted of SOC and SIP testing and the remainder consisted of testing less complex, discrete semiconductors.

          SOCs and SIPs are semiconductors that integrate the functionality of multiple individual ICs onto a single IC or package of ICs, and often contain both digital and analog functionalities, including radio frequency (RF) capabilities, communication interfaces and embedded memory. By combining multiple technologies onto a single, more complex chip or package, these devices provide the benefits of lower cost, smaller size, higher performance and lower power consumption and facilitate faster time-to-market that is critical, particularly for products targeted to the consumer electronics market. According to Gartner, SOC and SIP test revenues in 2004, not including service and support, were $2.5 billion and are forecast to reach $3.4 billion in 2008.

          Memory devices, particularly flash memory devices, represent a significant and growing portion of the semiconductor industry. The flash memory market for NAND and NOR flash, as measured by megabits shipped, has doubled every year since 2000. According to Gartner, this trend will continue through 2008 with an average megabits shipped, for NAND and NOR flash, compound annual growth rate from 2004 to 2008 in excess of 130%. This growth has been fueled largely by the extensive use of flash memory in consumer products such as MP3 players, cell phones, digital cameras and other handheld devices. There are two key types of flash memory: NAND flash, which is suited to the storage of large amounts of data in devices such as MP3 players and digital cameras, and NOR flash, which is typically used for the storage of basic operating instructions and programs that enable devices such as cell phones to start-up and function. Given the compact nature of consumer electronics products and the increasing need for more memory in these products, complex and more compact memory device packaging techniques such as stacked and multi-chip packages, or MCPs, are being adopted. According to Gartner, memory test revenues, not including service and support, were $2.0 billion in 2004 and are forecast to reach $3.3 billion in 2008.

          Semiconductor test equipment plays an important role in enabling semiconductor designers and manufacturers to lower their overall costs and get products to market quickly in addition to improving the quality and reliability of their end products. By detecting and sometimes repairing manufacturing defects, test equipment enables semiconductor designers and manufacturers to improve manufacturing yield, meaning the proportion of semiconductor devices that perform to specifications. Improving manufacturing yields is a key factor in improving the profitability of semiconductor manufacturers. In addition, we believe that scalable and flexible test equipment represents a key competitive advantage because it reduces test time, assists in achieving faster time to market and lowers capital investment requirements by allowing semiconductor designers and manufacturers to test different types of semiconductors with the same test equipment.

          Bringing semiconductor products to market is a multi-step process, which includes stages referred to as production prototype, production ramp and high-volume production. Semiconductor test equipment plays an important role in each of these steps, as shown on the diagram below:

          Production Prototype.    Once an initial design of a semiconductor has been created, the first stage in bringing an actual IC to market is to produce a small quantity of prototype ICs to validate the design and ensure that it performs according to its specifications. What the semiconductor designer needs most from the test equipment and services provider at this stage is advanced test equipment and test strategy expertise. The engineering validation and device characterization that occurs at this stage requires high precision test equipment to ensure accuracy and high flexibility to modify test procedures and parameters, because the IC design may iterate multiple times. Test strategies and methodologies are developed early to ensure that the test solution implemented is capable of testing the ICs across the entire manufacturing process. Of all the stages of bringing a new semiconductor to market, it is at this stage that the most advanced test equipment is required.

          Production Ramp.    Once a semiconductor passes the production prototype stage, the next stage in bringing it to market is the ramp to high volume production. In the production ramp stage the semiconductor designer and manufacturer is focused on transitioning as quickly as possible to the high-volume production stage. What the semiconductor designer and manufacturer needs from the test equipment and services provider at this stage is application expertise and an understanding of manufacturing processes. Test solutions at this stage are no longer focused on validating the product design, but are focused on fine-tuning the manufacturing process to optimize yield. Test optimization is critical in this step, with software analysis being used to determine which tests are unnecessary and can be streamlined or eliminated in order to save time in the manufacturing process while maintaining the appropriate thoroughness of the test process.

          High Volume Production.    The final stage in bringing a semiconductor to market is high-volume production. The key focus for the semiconductor manufacturer at this stage is to reduce the overall cost of test by achieving high throughput of quality semiconductor devices. To achieve this goal, semiconductor manufacturers require high-reliability test equipment with maximum up-time, and tailored service and support, from their semiconductor test equipment and services provider. Integration of the test equipment into the production process is optimized to improve efficiency and minimize the time that test equipment is not utilized. In order to achieve high throughput, test equipment that is not only fast but can test multiple devices at the same time is critical, especially in the testing of memory devices.

Semiconductor Test Market Challenges

          Because of the competitiveness of the broader consumer electronics market, semiconductor designers and manufacturers are increasingly focused on bringing high quality complex ICs to market faster and at lower costs. As a result, semiconductor test equipment and services suppliers are facing new challenges confronted by semiconductor designers and manufacturers due to:

  Increased pressure to reduce overall cost of test

          Continued cost pressures are driving semiconductor designers and manufacturers to demand higher utilization of test systems, as well as test systems that can be re-used across different types and generations of ICs. Test systems are required to demonstrate the scalability and flexibility necessary to permit desired levels of utilization and extend their useful life. Rapid technology change within the semiconductor industry can quickly render non-scalable test equipment obsolete for the testing of new generations of semiconductors.

  Increased pressure to improve time-to-market

          Today's semiconductor market is characterized by shortening product life cycles as a result of increased exposure to and reliance on the consumer electronics market. Semiconductor designers and manufacturers that are first to market and that quickly adapt to changing technological advances gain a significant competitive advantage. The complex nature of manufacturing semiconductor devices requires that test solutions providers offer their customers more than just delivery of test equipment. Semiconductor designers and manufacturers require tailored test solutions and a breadth of application expertise in order to accelerate their time-to-market with new ICs and maximize their revenue opportunity. Equipment suppliers that are not able to complement their hardware systems with application expertise have limited ability to impact their customers' time to market.

  Increased complexity and performance requirements of test

          The trend towards SOCs, SIPs and MCPs has created new challenges for semiconductor designers and manufacturers. These increasingly complex semiconductor designs, which enable improved performance, form and function, require sophisticated test solutions. In addition, advances in interface technology, the adoption of new design protocols and process technology innovations have only added to this complexity. Low cost test equipment that lacks a high level of sophistication and broad application can end up being more costly in the long run.

  Meeting the needs of test subcontractors

          Test subcontractors face specific test challenges. Subcons provide test services to a diverse group of semiconductor designers and manufacturers, which include both fabless design companies and integrated device manufacturers, referred to as IDMs. As a result, subcons are continually challenged to provide the capabilities to test a wide range of ICs. Optimizing the utilization of a subcon's installed capital equipment is therefore important to its success. In order to optimize this utilization, subcons require flexible semiconductor test systems that are capable of testing a broad spectrum of ICs. Additionally, subcons require systems that can test ICs with varying pin counts while maintaining cost efficiencies and high throughput levels. For this reason, test solutions providers who fail to offer scalable and flexible architectures, as well as a breadth of application expertise, may fall short in meeting the needs of subcons.

Our Solution

          We design, develop, manufacture and sell advanced test systems and solutions for the semiconductor industry. Unlike competitors who provide multiple platforms for SOC/SIP/high-speed memory and memory test, we provide a single platform for each of the two general categories of devices being tested. As part of our single scalable platform strategy, we are continually developing and periodically offer performance and capability enhancements to our platforms as part of our product development roadmap. Our 93000 Series platform is designed to test SOC, SIP and high-speed memory devices, and our Versatest V5000 Series platform is designed to test memory devices, including flash memory and MCPs. We also provide a range of services that assist our customers in quickly and cost effectively delivering the innovative, feature-rich products demanded by their end users.

          More than a decade ago, we introduced the concept of a scalable platform architecture for semiconductor testing, and we are continuing to capitalize on the benefits of that strategy today. Our scalable platform architecture provides us with internal operating model efficiencies such as reduced research and development costs, engineering headcount, support requirements and inventory risk. The scalability and flexibility of our solution also provides economic benefits to our customers by allowing them to get their complex, feature-rich semiconductor devices to market quickly and to reduce overall costs. We believe our advanced SOC/SIP/high-speed memory and memory test solutions provide optimal combinations of flexibility, cost and performance to a wide range of designers and manufacturers in the semiconductor industry at all stages of bringing a semiconductor product to market, from design to production prototype to high-volume manufacturing. The key elements of our solutions are:

  Scalable platform across a broad range of performance levels

          Reducing the overall cost of test is critical for our customers. Our test platforms are scalable in a number of ways, including frequency range of the applied test signals, the number of pins to accommodate ICs with different pin counts and the number of devices that can be tested in parallel. This scalability allows semiconductor manufacturers considerable flexibility in selecting the right test solution to meet their needs, at an optimal level of capital investment. In addition, our test systems can be quickly reconfigured or upgraded as requirements change. The combination of scalability, speed and ease of reconfiguration of our test systems enables our customers to reduce their long-term capital equipment requirements and minimize manufacturing downtime.

          The scalability of our test platforms is enabled by a"tester-per-pin" architecture, in the case of our SOC/SIP/high-speed memory test platform, and a "tester-per-site" architecture, in the case of our memory test platform. Our "tester-per-pin" architecture utilizes a separate and independent test processor for each pin of each device being tested, enabling each pin to be tested independently and in parallel to the testing of other pins. Our "tester-per-site" architecture is tailored to make use of the parallel structure of memory devices to test a large number of devices in parallel because it utilizes a separate and independent test processor for each physical interface of the test system to a device under test. We refer to those interfaces as test sites. With our optional Programmable Interface Matrix, our Versatest V5500 System for the final test of packaged devices can further capitalize on the parallel structure of memory devices to test multiple devices per test site, thereby increasing its parallel testing capabilities. For our SOC/SIP/high-speed memory test systems, the process of frequency performance scaling is often done "instantly" through a software upload as the device test program is loaded into the system. For all of our test systems, the process of scaling up the number of devices a test system is capable of testing in parallel is often accomplished quickly, typically requiring only a few hours for basic scaling and only a few days for more extensive scaling. The per-pin architecture of our SOC/SIP/high-speed memory test systems also enables us to offer customers innovative licensing models. For example, we currently offer our customers the unique ability to purchase and share performance licenses across different devices on a per-pin basis. As a result, our customers are able to buy only the performance they need for each pin of the system.

  Flexible platforms across a breadth of applications

          Our test platforms are also highly flexible in that they allow a single test system to test a wide range of applications for semiconductor devices. The high level of software reconfigurability of our test platforms, and the support and enhancements we offer, enable our customers to implement a broad range of application tests tailored to their needs, including tests for high-speed digital, analog/mixed signal, flash memory, RF and high-speed memory devices. In addition to enabling our customers to test a broad range of products, our test systems also support through software reconfiguration a number of advanced test methodologies, such as built-in self test, or BIST, design-for-test, or DFT, reduced pin count test, or RPC, and concurrent test. These methodologies can simplify testing complex devices, thereby increasing our customers' throughput as well as improving their time to market. We are continually developing additional enhancements to our test platforms to support additional application tests and test methodologies.

          Competing test platforms often require an IC device manufacturer to have devices tested by multiple test systems in order to complete the tests required for different applications contained in the devices. This process is not only expensive, cumbersome and time-consuming, but it also takes up valuable floor space in the manufacturing facility. In comparison, our test platforms are able to run the tests for a significant number of different applications without having to move devices to different test systems. The flexible test capabilities of our 93000 Series and V5000 Series test platforms enable our customers to reduce their overall cost of equipment acquisition, employee training and test equipment maintenance while simultaneously increasing equipment utilization.

  Advanced, innovative test technology

          As a result of the competitive pressures our customers face, they continually need to develop and bring to market increasingly complex products. We develop advanced technology solutions in order to assist our customers in accomplishing this goal in a cost effective and timely manner. From our history as part of Agilent, which was part of HP until its spin-off in 1999, we have a legacy of introducing new and innovative designs to market. Some of these key innovations include the development of scalable platforms for both SOC/SIP/high-speed memory and memory test through our "tester-per-pin" and "tester-per-site" architectures, our test processors utilizing high performance application-specific integrated circuits, or ASICs, and our liquid cooling technology for our test system hardware.

          Since 1991, we have used ASICs for our test processors in place of larger, less integrated and less sophisticated designs, allowing our test processors to be very small and providing our test systems with the high performance and accuracy expected from an ASIC-based design. The small size of our ASIC-based test processors enables our "tester-per-pin" and "tester-per-site" architectures. Along with the additional performance, scalability and flexibility benefits of those architectures, our ASIC-based architectures result in test systems that are able to test large numbers of devices in parallel in a small test platform footprint.

          Our products use liquid cooling technology, which provides lower operating temperatures, greater system reliability, reduced operating costs, improved accuracy and speed and quieter and cooler operation than the traditional air cooled technology used in some competitive products. This allows our test platforms to achieve high performance, accuracy, reliability and parallelism while simultaneously achieving a small test platform footprint. We released our first liquid cooled tester in

1991 and have extensive experience in the application of liquid cooling technology to semiconductor test systems.

  Global delivery of expert application knowledge

          Getting semiconductors to market quickly is vital for our customers. Our worldwide professional staff of highly trained applications engineers provides our customers with a high level of technical expertise to assist our customers as they develop test applications for their semiconductor devices. Our extensive expertise spans a broad range of semiconductor devices, including chipsets and graphics, wireless and wired communication, flash memory, video and audio, high-speed memory and complex multi-chip memory packages. We also produce leading-edge innovative test technologies and deliver, on a global basis, superior expertise across a wide range of applications to assist our customers in quickly delivering new feature-rich products to the market.

  Lowered overall cost of test for customers

          We have designed our platforms to be versatile and reconfigurable. As a result, our customers are able to select a configuration to meet their current test requirements and, as those requirements change, to upgrade the capabilities of their test equipment to meet their future needs without having to purchase completely new systems. Our high quality and reliable test solutions provide high uptime as measured by the reliability of the test equipment. Additionally, our ability to provide innovative solutions and technical expertise across a wide variety of applications helps our customers optimize test equipment performance for the specific semiconductor device being tested, which reduces test times and increases both yield and cost efficiencies. Consequently, we believe our solutions lower our customers' cost of test in high volume manufacturing.

  Shortened time-to-market

          To achieve fast time to market, our customers require scalable and flexible test platforms and application expertise and support at each stage of the manufacturing process. We provide scalable and flexible test platforms based on our established architectures, which can be changed and reconfigured quickly to address new test technologies. Our highly trained applications engineers provide support for the development of test strategies, test applications analysis and optimization and test equipment utilization for our customers.

Our Strategy

          Our objective is to be the leading semiconductor test equipment and services supplier, providing the highest return on our customers' investment in test equipment. We will continue to maintain our focus on our customers' evolving needs by offering innovative and versatile semiconductor test equipment and services solutions that address the challenges facing semiconductor designers and manufacturers and we will remain committed to providing outstanding service and support to our customers. Additionally, we intend to continue to streamline our business and capitalize on our research and development resources in an effort to achieve profitable growth in excess of the broader semiconductor test industry. We are also in the process of implementing a more flexible cost structure to enable us to increase and decrease spending in response to cycles in the semiconductor industry, and thereby deliver improved overall profitability. Key elements of our strategy include:

  Maintaining the rapid pace of product innovation on scalable platforms

          We believe scalable platforms offer our customers the best return on their investment in test equipment. The scalable architecture of our solutions coupled with the proven stability of our platforms facilitates our focus on innovative enhancements, application improvements and technical solutions in step with our customers' needs. The pace of innovation in the semiconductor industry is so rapid that performance doubles roughly every 18 months. Semiconductor companies thus require substantial technical expertise and constant innovation to successfully compete. We believe that with our scalable product architecture, wide-ranging technical capabilities and expertise and established global delivery platform, we are well positioned to be an innovator in the semiconductor test market and to assist our customers in competing successfully in the semiconductor market.

  Continuing to focus on emerging opportunities for profitable growth

          We will continue to look to increase our market penetration by focusing on market opportunities where we can capitalize on our technical expertise and add value to our customers who demand the most sophisticated and complex test solutions. We believe that these opportunities have attractive characteristics, such as the potential for increased customer adoption of our solutions and the potential for high returns on our investment. Recent examples of such emerging opportunities include game consoles that utilize high-speed memory and full-featured mobile handsets that utilize complex SOCs, SIPs and MCPs.

  Capitalizing on our success with test subcontractors to increase our success with IDMs

          The scalability and flexibility of our platform architecture has led to our success in attracting subcons to our test solutions. We believe that the same advantages of our solutions that subcons find compelling will continue to drive the increased adoption of our solutions by IDM customers. IDMs are facing increasingly intense competition, time-to-market pressures and shorter product lifecycles associated with consumer driven demand, which has led them to begin to outsource an increasing percentage of their semiconductor test business. We believe that our success with our subcon customers will drive IDMs to direct a greater percentage of their test business to us, as IDMs have an interest in maintaining consistency across their internal and external test platforms. These factors, combined with the cost and capital expenditures restrictions that many IDMs experience, are increasing the need for better asset utilization by IDMs. We have existing relationships or recent customer wins at the ten largest IDMs as defined by revenue in 2004.

  Continuing to deliver an outstanding total customer experience throughout the product life cycle

          Application support through all phases of the product life cycle is critical to our customers' ability to achieve fast time-to-market for their products while achieving a high return on their test equipment investments. We will strive to continue to provide our customers with thorough application expertise and maintain the global delivery capabilities of our customer-facing teams, and will also continue to efficiently service our customers with an emphasis on responsiveness. We are also increasing our presence in Asia in the areas of application engineering, research and development and order fulfillment in order to gain proximity to and further strengthen our relationships with customers in Asia. Additionally, we will continue to accentuate and reward the values of professionalism, technical expertise and uncompromising integrity in all our employees in an effort to continually enhance our customers' experience.

  Optimizing our operating model to generate sustainable profitability

          The semiconductor industry has historically been cyclical. This requires semiconductor test suppliers to have flexible cost structures in order to sustain profitability through the peaks and valleys of the industry's cycles. We have continued to focus on increasing our profit margins and lowering our break-even point. To accomplish this we have negotiated flexible supply agreements, introduced flexible pay structures for all employees and optimized our information technology infrastructure for our business. Additionally, we are in the process of transitioning a significant portion of our manufacturing to a new contract manufacturer with a strong presence in Asia. We believe our enhanced presence in Asia will help us to achieve lower manufacturing costs. We expect to continue to streamline our cost structure and our global supply chain in an effort improve our profitability in the highly cyclical semiconductor industry.

Our Products and Services

          We offer a single platform for each of the two general categories of devices being tested: our 93000 Series platform, designed to test SOCs, SIPs and high-speed memory devices, and our Versatest V5000 Series platform, designed to test memory devices, including flash memory and multi-chip packages. Each of these platforms is highly scalable and flexible and contains advanced, innovative test technology. We also provide high levels of test application expertise, services and support for our customers who use these platforms.

  93000 Series Platform — SOC, SIP and High-Speed Memory Test

          Our 93000 Series platform, introduced in 1999, tests SOCs, SIPs and high-speed memory devices, which are used in a very wide range of electronic products including MP3 players, digital televisions, television set-top boxes, PCs, gaming consoles and cell phones and other wireless communication devices. The scalability and flexibility of the 93000 platform, enabled by its advanced, innovative test technology, allows it to cover the testing requirements for a wide range of devices and applications in all stages of bringing a semiconductor product to market, from production prototype to high-volume manufacturing, assisting device manufacturers in speeding time to market and lowering the overall cost of test.

          Scalability.    Our 93000 platform, with its "tester-per-pin" architecture, is highly scalable in a number of ways, including with respect to the frequency range of the applied test signals, the number of pins to accommodate ICs with different pin counts and the number of devices that can be tested in parallel. The 93000 Series platform with our latest generation Pin Scale digital cards is scalable in frequency performance from 800 Mbits/second to 12 Gbits/second, addressing the test needs for a wide range of today's high-speed interfaces, including PCI Express, HyperTransport, Serial ATA and ultra-high-speed I/O buses required for wired communications. With up to 32 channels per digital card and the ability to use from 4 to 64 cards per system, the 93000 Series platform can scale in the number of pins that it tests simultaneously, from 128 to 2,048 pins, enabling it to test large numbers of devices in parallel. Our 93000 Series platform's scalability allows a customer to initially buy a 93000 Series platform with just a few test pins and moderate frequency performance capabilities today and then upgrade to more pins and greater frequency performance capabilities as test requirements change.

          Our 93000 Series platform's scalability is enabled by its"tester-per-pin" architecture. SOCs, SIPs and high-speed memory devices are complex and sophisticated, and each device pin may need to be tested independently for a thorough and complete test. Different SOCs, SIPs and high-speed memory devices have different numbers of pins. By being able to select the number of digital cards and pins in the system, the exact test system can be specified. A single 93000 Series system can test both different types and different numbers of devices by loading different test programs onto the test processor. This ability to quickly change the type and number of devices being tested makes our test systems particularly well suited for subcons who test a wide range of products.

          With its scalable "tester-per-pin" architecture, the 93000 Series platform is the only SOC/SIP/high-speed memory test platform to offer a floating, per-pin licensing program. Our InstaPin performance library gives customers instant access to the different speed and memory settings in the test processors, pin-by-pin. Because these licenses are able to be assigned from pin to pin within a tester, resources are utilized only when needed, where needed and without having to reconfigure system hardware. We believe that competing test platforms require manufacturers to manually reconfigure hardware or swap out entire test systems, lengthening test time and increasing cost of test. With the 93000 Series platform's InstaPin performance library, our customers buy only the capability they need, pin-by-pin, and can easily use software to configure their test systems to meet the next device's test requirements.

          Flexibility.    Our 93000 Series platform can test a wide range of applications with only one test system. Some competitors require a device manufacturer to switch between different test systems in order to run the tests required for different applications. This is a cumbersome and time-consuming process. Not only can this process take hours to perform, which raises the overall cost of test, but the extra test system required to run the different application tests takes up valuable floor space within the manufacturing facility. In contrast, a single 93000 Series system is able to test the high-speed digital, analog/mixed signal, RF, embedded memory, high-speed memory and high speed interface I/O buses found in a wide range of applications without having to move devices between different test systems. Our 93000 Series platform also supports a number of advanced test methodologies such as BIST, DFT and concurrent test. As a result, our customers can test their portfolio of devices on a single platform, enabling them to cost-effectively address the changing test needs common in the semiconductor industry. This flexibility is particularly well suited to subcons, who test a wide variety of products.

          In addition to our 93000 Series platform's ability to adapt to a constantly changing test environment, the platform was built to be ready for future requirements. This means as devices get faster, interfaces and specifications of devices change or more capabilities are integrated into devices, the 93000 Series platform can be quickly updated or upgraded to accommodate the new technology as it becomes available. This is critically important to large, cutting-edge device manufacturers who constantly seek to remain at the head of the technology curve. When companies have to invest in new test systems, rather than simply upgrade their existing systems, their cost of test inevitably increases. The flexibility of the 93000 Series platform means that our customers' investments in our test platforms are protected as they can continue to use the 93000 Series platform over several generations of products.

          Enabled by advanced, innovative test technology.    Our 93000 Series platform's "tester-per-pin" architecture enabled by its ASIC-based and liquid cooled design is what makes the platform scalable, flexible and able to achieve high performance and accuracy in a small test platform footprint. Its "tester-per-pin" architecture provides for an ASIC-based test processor which tests each pin of each device, with all test processing done locally in the test processors and each test processor operating independently and in parallel to the other test processors testing the other pins of the devices. The use of high performance ASICs in the test processors is what allows the test processors to achieve high performance and test a large number of devices in parallel while being capable of fitting into a test system that occupies a relatively small footprint on the floor of the manufacturing facility.

          Our use of liquid cooling technology is another key element of the 93000 Series platform's design. The combination of the 93000 Series' "tester-per-pin" architecture and small test platform footprint means that there are a very large number of high performance ASICs concentrated into a small amount of space. Maintaining the test system's high performance, accuracy and reliability for sustained periods of time in real world operational conditions requires an efficient means of dissipating the considerable amount of heat generated by the high performance ASICs. To address this issue we introduced our first liquid cooled tester in 1991 and have continued to utilize liquid cooling in the 93000 Series platform because it provides lower operating temperatures, greater system reliability, reduced operating costs, improved accuracy and speed and quieter and cooler operation than the traditional air cooling used in many of our competitors' products. As a result, our 93000 Series systems provide our customers with a high performance and reliable test solution which, when compared to some of our competitors' air cooled products, utilizes a relatively small amount of space on the semiconductor test floor and is quiet and cool in its operation.

  Versatest V5000 Series Platform — Flash, SRAM, DRAM and Mixed Memory Test

          Our Versatest V5000 Series platform, introduced in 2004, tests flash memory, SRAM, DRAM and mixed memory devices contained in a very wide range of electronic products. It can also test multi-chip packages containing single or multiple types of memory, addressing the emerging use of MCPs to satisfy the increasing memory requirements of consumer electronics devices. Different systems are available that can be optimized for wafer test, final test or engineering development. The flexibility of this platform ensures that customers can test a number of different memory types at different stages of manufacturing, allowing them to change their mix of products without having to change test platforms.

          Scalability.    Our Versatest V5000 Series platform, with its "tester-per-site" architecture, is a highly scalable test solution designed specifically for the testing of memory devices to enable highly parallel and efficient testing to lower customers' overall cost of test and shorten customers' time to market. Low cost of test is achieved through testing efficiency and parallelism. Testing more devices in parallel can significantly reduce cost of test, especially in high volume manufacturing, but only if the tester architecture does not result in increased test times. The Versatest Series platform's "tester-per-site" architecture enables increased parallelism without any effect on test time, thus supporting highly parallel tests with high throughput. As a result of the scalability of our Versatest Series platforms, customers can buy test systems to meet their current exact requirements at the lowest capital cost, and then upgrade as their test requirements change.

          We have three Versatest V5000 Series systems, each with a distinct purpose in semiconductor testing and with different levels of scalability depending on that purpose:

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  Our Versatest V5500 Series system is a highly scalable high-volume production test system configured for final test of packaged devices, and optimized for final test of MCPs. When equipped with our optional Programmable Interface Matrix, it can be scaled to test up to 512 devices and up to 24,576 pins in parallel. Like our other Versatest V5000 Series platforms, the Versatest V5500 Series system performance can test up to 200 Megahertz data rates.

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  Our Versatest V5400 Series system is a highly scalable high-volume production test system configured and optimized for wafer test. It can be scaled to test up to 288 devices and up to 4608 pins in parallel while the devices being tested are still in silicon wafer form. A V5400 system can be upgraded to a V5500 system at a customer's site, thereby maintaining scalability across the product family.

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  Our Versatest V5000 Series system is a full function but less expensive and lower volume Versatest test system designed for use in the research and development environment. It provides engineers a relatively inexpensive test tool for testing small numbers of devices in prototype development that provides all of the functionality of an expensive production test system and can be used to avoid the expense and inefficiency of taking a more expensive, high-volume test system out of production. Programs developed for the Versatest V5000 Series system can be quickly transferred to our Versatest V5400 and V5500 Series systems for high volume production, helping shorten customers' time to market.

          The scalability of our Versatest V5000 Series systems is enabled by a patented "tester-per-site" architecture. Designed specifically for memory testing, this architecture enables highly parallel and efficient testing of memory devices as well as a high level of scalability by utilizing a separate and independent test processor for each test site of the system. This test processor contains a dedicated set of resources, including power supplies, test pattern generators, test sequence controllers and error detection circuitry, that can be independently applied to each device under test. This independent control of each device under test ensures the flexibility of testing a wide variety of different memory types without a change in tester hardware. In addition, we believe our tester-per-site architecture is more efficient than some competitive systems that share resources across several devices under test. Competing systems that do not apply a tester-per-site architecture must test these devices sequentially, causing test times to increase compared to our parallel approach.

          Flexibility.    There are fewer and fewer pure NOR and NAND flash manufacturers, and the test mix for most manufacturers now includes several different types of memory such as Flash, DRAM and SRAM. In addition, device densities are increasing and use of new test methodologies, such as RPC, DFT and BIST, is increasing. The V5000 Series platform has the ability to test Flash, DRAM, SRAM and stacked memory devices on a single platform, and can provide a wide variety of test methodologies, including RPC, DFT and BIST. This flexibility enables our customers to cost-effectively test a wide range of parts without having to change test platforms.

          Enabled by advanced, innovative test technology.    Our Versatest V5000 Series system's "tester-per-site" architecture enabled by its ASIC-based design is what makes the platform scalable, flexible and able to achieve high performance and accuracy in a small test platform footprint. The "tester-per-site" architecture of the Versatest V5000 Series system provides for an ASIC-based test processor for the testing of devices at each test site of the system. All test processing is done locally in the test processors at each test site, with each test processor operating independently and in parallel to the other test processors testing devices at the other test sites. As in the 93000 Series platform, the test processors use high performance ASICs to achieve high performance and test a large number of devices in parallel while being capable of fitting into a test system that occupies a relatively small footprint on the floor of the manufacturing facility. Through the addition of additional test sites and test processors, the Versatest V5000 Series system can be easily scaled to test more devices in parallel as customers' requirements change, and the use of a separate and independent test processor at each site of the system means that the speed of the test will stay the same as sites are added for additional parallel testing.

          Our optional Programmable Interface Matrix, another of our advanced innovative technologies, helps to further boost the parallelism of our Versatest V5500 Series system for high volume production testing of packaged devices. Much like a telephone switching system routes callers to their destinations, the Programmable Interface Matrix routes testing resources to the individual memory or MCP that requires testing. The switching is purely electronic, resulting in a faster and more reliable resource switching than mechanical relays, with less downtime. It enables testing of up to 512 devices in parallel for complex and high-pin-count MCPs and the flash memory prevalent in mobile devices. The Programmable Interface Matrix's 24,576 pins ensure that even highly complex memory devices can be tested with high parallelism and thus at lower cost.

          Like our 93000 Series systems, our Versatest V5000 Series systems utilize liquid cooling technology that provides them with lower operating temperatures, greater system reliability, reduced operating costs, improved accuracy and speed and quieter and cooler operation than the traditional air cooling used in many of our competitors' products. In addition to enabling our Versatest V5000 Series systems to utilize a relatively small amount of space on the semiconductor test floor and be quiet and cool in the operation compared to some of our competitors' air cooled products, our liquid cooling technology enables the very high tester density, and hence the high parallelism of test, of our Versatest V5000 Series systems and our optional Programmable Interface Matrix.

          Addressing unique challenges of multi-chip packages.    The rapid emergence of multi-chip packages, or MCPs, creates special testing challenges for memory device manufacturers in the final test of packaged devices. State-of-the-art consumer devices, especially mobile devices, continue to pack more functionality into smaller spaces. We are able to test concurrently the flash memory, SRAM and DRAM devices that are often stacked into a single multi-chip package. All of the memory types in an MCP must be tested, but each memory type requires very different test capabilities. We believe that competing test solutions providers cannot effectively or efficiently test all memory types in MCPs without multiple insertions of the devices, usually on different test systems. In these situations, the increased test time and test floor complexity can significantly increase the cost of test. The scalable "tester-per-site" architecture of our Versatest V5000 Series platform has allowed us to develop product enhancements and upgrades to enable our Versatest V5000 Series systems to test each MCPs with flash memory, SRAM and DRAM, the most common memory devices contained in MCPs, without repeated insertions, providing our customers with high tester utilization and lower cost of test. The Versatest V5000 Series platform's scalable architecture and software tools shared across different test systems have further benefited MCP testing as programs previously created for testing single memories can be reused for testing the same type of memory on MCPs, reducing engineering time and thereby lowering overall cost of test.

Test and Application Expertise, Services and Support

          Our worldwide service organization performs a wide variety of services for our customers including professional test expertise services and total system support and professional services. Professional services include value-added, proactive services such as yield optimization and test program development assistance. We deliver, on a global basis, expertise across a wide range of applications to assist our customers in quickly delivering new feature-rich products to the market. Systems support includes ongoing and reactive services such as repair, calibration and relocation as well as education and training.

          We strive to provide high levels of support and service through the life-cycle of our products. To this end, generally we provide a standard one-year warranty which can be extended by our customers on an annual basis.

Introduction of New Platform Families

          We believe that our test platforms are among the most highly scalable platforms in the semiconductor test industry. At the same time, in an effort to keep our test platforms as technologically advanced as possible, we have in the past introduced and expect to introduce in the future new test platforms, such as our introduction in 1999 of the 93000 Series platform which succeeded our 83000 Series platform. We also expect that from time to time we may make upgrades to our test platforms that are so significant that upgrading older platform versions through simply replacing the test processors will not be cost effective. While these new introductions and significant upgrades give our platforms a finite lifespan as the technology in devices being tested continues to advance, we generally provide continued support for our test platforms for a number of years after we have introduced a new or upgraded test platform and believe that we offer among the most scalable test platforms in the semiconductor test industry, enabling manufacturers to purchase only the amount and performance level of hardware that they are able to use while retaining the ability to upgrade that hardware as the need arises later.

Research and Development

          Our scalable platform architectures provide for operating model efficiencies such as streamlined research and development and reduced total engineering headcount. Our research and development strategy focuses on designing test solutions that lower the overall cost of test for semiconductor designers and manufacturers. We strive to design high performance, low overall cost per test semiconductor test equipment that has high throughput, scalability and flexibility and is efficient to manufacture, easy to use and simple to support.

          From our history as part of Agilent, which was part of HP until its spin-off in 1999, we have a legacy of introducing new and innovative designs to market. We have a highly structured approach to maximize research and development efficiency. A group of internal advisors formulates a long-term technology plan with clear objectives. Through our direct engagement with customers, high-priority projects are identified and appropriate resources are allocated. Engineering resources are organized by area of competence to effectively develop expertise and to share technologies across product lines.

          Our primary development center for SOC/SIP/high-speed memory test solutions is in Boeblingen, Germany, and our primary development center for memory test solutions is in Santa Clara, California. Our test processor and ASIC development is done in Colorado for both SOC/SIP/high-speed memory and memory test solutions, where we have a center of core competency in VLSI SOC design. The R&D team has years of experience in the semiconductor test industry, with many key personnel having over 20 years of experience in semiconductor test systems design.

          Our expenditures for research and development for fiscal years 2005, 2004 and 2003 were $101 million, $105 million and $97 million, representing 22.1%, 17.3% and 18.0% of net revenue in each year, respectively.

Sales and Support

          We employ a direct worldwide sales and support model that enables us to meet strategic support commitments. Our experienced sales personnel have the knowledge to address the technical benefits as well as the economic advantages of our systems. Our sales organization is tightly integrated with our services and support organization, which allows us to better understand our customers' needs and to tailor solutions to meet those needs. We believe an ongoing service and support business is critical to providing sustained value to customers and maintaining customer loyalty.

          We sell our products and services directly to our customers. We have established specialized sales and services teams to meet the needs of our different types of customers, including IDMs, subcons and fabless design companies. Our sales organization is structured to foster collaboration between our customers. This collaboration allows us to better address our customers' semiconductor test needs and positions us to help IDMs find solutions to their outsourced provider requirements and to help introduce subcons to IDMs who may need their services. As of January 31, 2006, we had 103 people in our sales organization with offices located in all of the major semiconductor manufacturing markets.

          Applications engineers work as part of the sales team before a sale is made and assist customers in the use of the product after a sale is made. In the pre-sale role they provide in-depth technical communication with customers, writing complex test programs and performing demonstrations to show how our products solve specific test problems. Post-sale, our sales team assists in the creation of final test programs, and in the integration of the test cell into the customer's environment. We believe that the quality of our applications sales force is a key differentiator in our ability to generate sales and provide customer satisfaction.

          Our worldwide service organization represents approximately 31% of our total employee base. Our services organization is supported by a dedicated staff of approximately 485 professionals at our product development centers to address escalations when needed.

          For our largest customers, we have dedicated global account managers with dedicated account teams. Account managers are responsible for both sales performance and customer satisfaction. We recognize that we must have strong, long-term customer relationships to grow our business over the semiconductor cycle. For that reason, each account manager is specifically responsible for the general relationship with the customer, including the coordination and preparation of technology roadmap exchanges. The account manager is also responsible for the support services for that account and achieving a high level of customer satisfaction.

Customers

          Our customers are broadly distributed across geographic and product markets. For the fiscal year ended October 31, 2005, no customer accounted for 10% or more of our total net revenue. For the fiscal years ended October 31, 2004 and 2003, one customer and three customers each accounted for more than 10% of our total net revenue, respectively.

          Revenue from customers in North America accounted for approximately 27.2%, 28.0% and 38.5% of total net revenue for the fiscal years ended October 31, 2005, 2004, and 2003, respectively. Revenue from customers in Europe accounted for approximately 9.4%, 10.7% and 7.8% of total net revenue for the fiscal years ended October 31, 2005, 2004, and 2003, respectively; revenue from customers in Japan accounted for approximately 20.6%, 15.8% and 13.5% of total net revenue for the fiscal years ended October 31, 2005, 2004 and 2003, respectively; and revenue from companies in other countries in Asia accounted for approximately 42.8%, 45.5% and 40.2% of total net revenue for the fiscal years ended October 31, 2005, 2004 and 2003, respectively.

          Our top ten customers based on total net revenue for the year ended October 31, 2005, in alphabetical order, include: Amkor Technology, Inc., Freescale Semiconductor, Inc., Global Testing Corporation, Siliconware Precision Industries Co., Ltd., Spansion Inc., STATS ChipPAC Ltd. and STMicroelectronics NV.

Manufacturing

          As of October 2005, we operated under two manufacturing models: a hybrid internal/contract manufacturing, or CM, model for the 93000 Series platform, and a pure CM model for the Versatest V5000 Series platforms. We are shifting to greater reliance on independent CMs to manufacture both our 93000 Series and Versatest Series platforms.

          We have selected Flextronics as our primary CM and we will shift our production to its facilities in China. We expect Flextronics to begin manufacturing our Versatest V5000 Series platforms in China beginning in the middle of calendar 2006. The complete transfer of the Versatest V5000 Series platform manufacturing to China is planned to be completed by the end of calendar 2006. We expect Flextronics to begin manufacturing our 93000 Series platform in China in the second half of calendar 2006. The complete transfer of volume manufacturing of the 93000 Series platform is expected to occur in the first half of calendar 2007. Flextronics will continue to do limited early production runs of the 93000 Series platform in Germany. We expect this model to improve our ability to manage costs in a cyclical market, drive down inventory costs and exposure, improve our responsiveness to customer demand and place us closer to emerging markets.

          We will continue to maintain direct relationships with our key component suppliers and to control procurement of critical system components. This will allow us to respond quickly to changes in market demand and assure availability of parts. Effective component procurement is also critical to product quality, manufacturing cycle time and cost. We believe that the timely availability of low-cost, quality components provided by our planning and procurements teams, coupled with the large and variable capacity of our contract manufacturers, is an effective manufacturing strategy for our cyclical market.

          Our scalable platform architecture means we can reuse many component and subsystems in many different test system configurations. Component reuse helps us keep lower inventory levels, while helping us get better prices for the higher volumes of parts we buy. This is true both for the 93000 Series and the Versatest V5000 Series platforms.

          Our quality assurance program focuses on continuous improvement in product quality. Engineering teams assess quality at critical manufacturing stages to identify potential problems. Manufacturing engineers work with our CM to fine-tune the production process, improve quality and efficiency and solve problems as they arise. Customer service personnel extend the quality process into the field by monitoring the quality and reliability of systems at customer sites.

Competition

          The market for semiconductor test systems is highly competitive, rapidly evolving and subject to changing technology, customer needs and new product introductions. We face substantial competition throughout the world in each of our product areas. Our primary competitors include Advantest, Credence Systems, LTX Corporation, Nextest, Teradyne and Yokogawa. We also compete with products developed internally by our customers.

          The competitive factors affecting the market for our products include:

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  product performance, features and functionality;

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  price;

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  scalability;

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  flexibility;

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  reliability, technical service and support;

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  quality and availability of supporting software;

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  size of installed base; and

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  the level of training and customer support provided.

          We believe that we compete effectively with our competitors on the basis of these factors. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development and customer support. To be successful in the future, we believe that we must respond promptly and effectively to the challenges of technical change and our competitors' innovations by continually enhancing our product offerings.

Intellectual Property

          Our success depends in large part on our proprietary technology. We are not depending on any individual patent but instead we rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We may be required to spend significant resources to monitor and protect our intellectual property rights. We may not be able to detect infringement and may lose our competitive decision in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share. We often rely on licenses of intellectual property useful for our business. We cannot be sure that these licenses will be available in the future on favorable terms or at all. In addition, our position with respect to the negotiation of licenses may change as a result of our separation from Agilent.

Facilities

          Our international headquarters are located in Singapore, in space which we currently share with Agilent. Following our separation, we expect to occupy approximately 37,000 square feet of office space under a long-term sublease from Agilent. Our U.S. headquarters, primary customer training and demonstration facilities and flash memory development center are located in Northern California, in space which we currently share with Agilent. We expect to enter into a lease for approximately 90,000 square feet in Santa Clara, California, separate from Agilent, to be occupied by the end of 2006. Following our separation, until such time as this new space is available, we will operate under a short-term sublease from Agilent.

          Boeblingen, Germany is the site of our 93000 Series platform development and currently includes research and development, marketing and manufacturing. It is also the primary site for our European sales and support operation. We expect to remain in our existing location following our separation from Agilent under a long-term lease from Agilent for approximately 105,000 square feet.

          In Shanghai, China, we currently operate out of space shared with Agilent which is the home to sales, support and marketing for China. In addition, it houses the Application Development Center, which develops applications for our worldwide customer base. We expect to enter into a new lease for a facility with approximately 42,000 square feet to be occupied by the end of 2006. Until that time, we will operate in our current location under a short-term sublease from Agilent.

          Our other facilities include domestic sales and support offices in Austin, Texas, San Diego, California and Andover, Massachusetts; foreign sales and support offices in France, Italy, Japan, Korea and Taiwan; and an ASIC development office in Colorado. Our facilities in each of these locations will be leased, in some cases from Agilent, following our separation from Agilent. In addition, we expect to occupy several other locations under leases for transitional periods of varying lengths following our separation from Agilent.

          We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms if and when it becomes needed.

Employees

          As of January 31, 2006, we had 1,558 employees, of which 487 were located in Europe, 452 were located in Asia (including 161 in Japan and 86 in China) and 619 were located in North America. Of our total employees, 350 were principally dedicated to research and development, 270 were dedicated to sales, general and administrative, 696 were dedicated to customer service, marketing, applications and services and support and 242 were dedicated to manufacturing. We consider our relationship with our employees to be good. None of our domestic employees are represented by a labor union or covered by collective bargaining agreement, although works councils exist in various foreign jurisdictions where we have employees.

Legal Proceedings

          We are a party to litigation matters and claims that are normal in the course of our operations. While we believe that the ultimate outcome of these matters will not have a material adverse effect on us, the outcome of these matters is not determinable and negative outcomes may adversely affect our financial position, liquidity, cash flows or results of operations.

Financial Information About Geographic Areas

          For information on the geographic concentration of our net revenues and long-lived assets, please see note 19 to our combined financial statements which appear elsewhere in this prospectus.

MANAGEMENT

Directors and Executive Officers

          Our directors and executive officers and certain information about them as of March 8, 2006 are as follows:

Name	Age	Position
Jack P. Trautman	55	President and Chief Executive Officer
Adrian Dillon	52	Director, Vice President, Chief Financial Officer and Treasurer
Gayn Erickson	41	Vice President, Memory Test
Kristen Robinson	43	Vice President, Human Resources
Pascal Ronde	43	Vice President, Sales, Service and Support
Kenneth M. Siegel	47	Vice President, General Counsel and Secretary
Hans-Juergen Wagner	46	Vice President, SOC Test
Yih-Neng Lee	47	Director

          Jack P. Trautman has served as our President and Chief Executive Officer since February 2006. Mr. Trautman has served as Senior Vice President of Agilent and President of the Automated Test Group (now the Semiconductor Test Solutions business) since May 2002. Prior to assuming that position, Mr. Trautman served as Vice President and General Manager of the Communications Management Solutions Business Unit of Agilent from 2001 to 2002. Mr. Trautman joined HP in 1974 and held a number of managerial positions since that time, including General Manager of the Data Protection Unit of Hewlett-Packard Company from 2000 to 2001 and General Manager of HP's Computer Peripherals Bristol Division in Bristol, England from 1997 to 2000.

          Adrian Dillon has served as our Vice President, Chief Financial Officer and Treasurer since February 2006 and as a director since March 2006. Mr. Dillon has been the Executive Vice President, Finance and Administration, Chief Financial Officer of Agilent since December 2001. Prior to assuming this position, Mr. Dillon served as Executive Vice President and Chief Financial and Planning Officer of Eaton Corporation from April 1997 to December 2001. Mr. Dillon held various management positions at Eaton Corporation from 1979 to 1997. Mr. Dillon is a member of the board of directors of Williams-Sonoma, Inc.

          Gayn Erickson has served as our Vice President, Memory Test since February 2006. Mr. Erickson has served as Vice President of the Memory Test business within the Automated Test Group of Agilent since May 2005. Prior to assuming that position, Mr. Erickson served as Vice President, Sales and Marketing, of the Memory Test business from August 2004 to May 2005. He served as Senior Marketing Manager of the Memory Test business from 2000 to 2004.

          Kristen Robinson has served as our Vice President, Human Resources since February 2006. Ms. Robinson has served as Vice President, Human Resources of the Semiconductor Test Solutions business of Agilent since November 2005. Prior to assuming that position, Ms. Robinson served as Vice President, Global Compensation and Benefits, of Agilent from May 2004 to November 2005. She served as Strategic Human Resources Manager of Agilent from 2001 to 2004. Ms. Robinson was an Operations Manager of Agilent from 2000 to 2001.

          Pascal Ronde has served as our Vice President, Sales, Service and Support since February 2006. Mr. Ronde has served as the Vice President of Sales, Service and Support for the Automated Test Group of Agilent since October 2000.

          Kenneth M. Siegel has served as our Vice President, General Counsel and Secretary since February 2006. Prior to assuming that position, Mr. Siegel was Senior Vice President and General Counsel of Agile Software Corporation from October 2003 to January 2006. Mr. Siegel served as

Senior Vice President of Efficient Networks, Inc. from 2000 to 2002, and General Counsel from 2000 to 2001.

          Hans-Juergen Wagner has served as our Vice President, SOC Test since February 2006. Mr. Wagner has served as Vice President, SOC Test, of the Semiconductor Test Solutions business of Agilent since September 2005. Prior to assuming that position, Mr. Wagner served as Vice President, Memory Test, of the Automated Test Group from November 2004 to September 2005. He served as Vice President, Computer Test from 2003 to 2004. Mr. Wagner was a Research and Development Manager in the Automated Test Group from 1998 to 2003.

          Yih-Neng Lee has served as a Director since March 2006. Mr. Lee has been a Vice President and General Manager, Asia Field Operation, of the Automated Test Group since July 2005. From November 2004 until July 2005, Mr. Lee was a Vice President and General Manager of worldwide Fabless and Sub Contract Manufacturing for Agilent's semiconductor test business. Prior to that time, Mr. Lee served as Vice President and General Manager, Sales, Marketing and Support, for the worldwide Fabless Semiconductor Test business from November 2001 until October 2004. Mr. Lee was Vice President and General Manager of Sales, Marketing and Support, for the Asia Semiconductor Test business for HP.

Board Composition

          Our board of directors currently consists of two members, who are subject to election at our annual meeting of shareholders. We expect to expand the size of our board prior to the closing of this offering.

          Executive officers are elected by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

  Committees of the Board of Directors

          As of the closing of this offering, our board of directors will have a nominating and corporate governance committee, an audit committee and a compensation committee, each of which will have the composition and general responsibilities described below:

          Audit Committee.    Our audit committee will be comprised of at least one independent member of our board of directors. This committee will have general responsibility for the oversight and surveillance of our accounting, reporting and financial control practices. Among other functions, the committee will be responsible for the appointment, compensation, retention and oversight of our independent public accountants. Our audit committee will contain at least one audit committee financial expert as required under applicable rules of the SEC and the Nasdaq National Market.

          Compensation Committee.    Our compensation committee will be comprised of at least one independent member of our board of directors. Furthermore, pursuant to our compensation committee charter, at least two members of the compensation committee will be outside directors as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and at least two members will be non-employee directors within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended. The compensation committee will be responsible for, among other things:

  •
  reviewing and making recommendations to our board of directors relating to the compensation policy for our employees, officers, directors and consultants;

  •
  reviewing and making recommendations to our board of directors regarding all forms of compensation to be provided to our chief executive officer and all equity compensation grants to our officers;

  •
  reviewing and making recommendations to our board of directors regarding general compensation goals and guidelines for our employees and the criteria by which bonuses to our employees will be determined;

  •
  making recommendations to our board of directors with respect to amendments to our benefit plans and changes to the number of shares reserved for issuance under our benefit plans; and

  •
  producing an annual report on executive compensation for inclusion in our annual proxy statement.

          Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will be comprised of at least one independent member of our board of directors. The nominating and corporate governance committee will be responsible for, among other things:

  •
  developing and recommending to our board of directors a set of corporate governance principles applicable to our company;

  •
  overseeing the process for evaluating our board of directors and management;

  •
  evaluating the current composition, organization and governance of our board of directors and its committees, determining future requirements and making recommendations to our board of directors for approval; and

  •
  reviewing and evaluating, at least annually, the performance of the nominating and corporate governance committee and its members, including the compliance of the nominating and corporate governance committee with its charter.

Director Compensation

          We expect that our non-employee directors will receive an annual cash retainer of $55,000 at the beginning of each fiscal year and will also receive annual, automatic, non-discretionary grants of nonqualified share options and deferred shares. Each new non-employee director will receive an option having $110,000 in value (based on a Black-Scholes valuation) and $110,000 in deferred shares on the date he or she first becomes a non-employee director. Each non-employee director also will receive an option at the beginning of each fiscal year having $55,000 in value (based on a Black-Scholes valuation) and a grant of $55,000 of deferred shares, both of which will vest on the last business day of each subsequent fiscal year, provided that he or she has served as a non-employee director for the entire preceding fiscal year. Additionally, directors will receive a $10,000 retainer for acting as chair of the audit or compensation committees and a $5,000 retainer for acting as chair of other committees.

Compensation Committee Interlocks and Insider Participation

          We expect that our compensation committee will make all compensation decisions regarding the executive officers. We expect that no interlocking relationship will exist between any member of our compensation committee and any member of any other company's board of directors or compensation committee.

Stock Ownership of Directors and Executive Officers

          All of our ordinary shares are currently owned by Agilent, and thus none of our officers, directors or director nominees own any of our ordinary shares. To the extent our directors and officers own shares of Agilent common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of Agilent common stock.

          The following table sets forth the number of shares of Agilent common stock beneficially owned on January 31, 2006 by each director, each of the executive officers named in the Summary Compensation Table in "Management — Executive Compensation" below, and all of our directors and executive officers as a group. Except as otherwise noted, the individual director or executive officer or their family members had sole voting and investment power with respect to such securities. The total number of shares of Agilent common stock outstanding as of January 31, 2006 was 522,573,846. Unless otherwise indicated, the address of each person listed below is c/o Verigy Ltd., 395 Page Mill Road, Palo Alto, California 94306.

	Shares of Agilent Beneficially Owned
Name of Beneficial Owner
	Number	Percentage
Jack P. Trautman(1)	290,645	*
Adrian Dillon(2)	512,884	*
Gayn Erickson(3)	31,722	*
Kristen Robinson(4)	16,490	*
Pascal Ronde(5)	95,808	*
Yih-Neng Lee(6)	40,395	*
All directors and executive officers as a group (8 persons)(7)	1,022,081	*

*
Less than one percent.

(1)
Includes options to purchase 277,750 shares, which are presently exercisable or will become exercisable within 60 days of January 31, 2006.

(2)
Includes options to purchase 434,500 shares, which are presently exercisable or will become exercisable within 60 days of January 31, 2006.

(3)
Includes options to purchase 31,722 shares, which are presently exercisable or will become exercisable within 60 days of January 31, 2006.

(4)
Includes options to purchase 15,726 shares, which are presently exercisable or will become exercisable within 60 days of January 31, 2006.

(5)
Includes options to purchase 89,547 shares, which are presently exercisable or will become exercisable within 60 days of January 31, 2006.

(6)
Includes options to purchase 34,136 shares, which are presently exercisable or will become exercisable within 60 days of January 31, 2006.

(7)
Includes options to purchase 917,517 shares, which are presently exercisable or will become exercisable within 60 days of January 31, 2006.

Executive Compensation

Summary Compensation Table

          The following table sets forth all compensation paid for services rendered in all capacities to us during fiscal 2005, to our chief executive officer and our four next most highly compensated executive officers, to whom we refer collectively as the named executive officers in this prospectus. All information is based on the salary and bonus compensation information from Agilent and its subsidiaries.

		Annual Compensation					Long-Term Compensation
Name and Position(s)	Fiscal Year	Salary ($)		Bonus ($)		Other Annual Compensation(1)	Restricted Stock Awards ($)	Shares Underlying Options	All Other Compensation ($)(2)
Jack P. Trautman President and Chief Executive Officer	2005	397,200		84,263		—	—	48,000	8,400
Adrian Dillon Vice President, Chief Financial Officer and Treasurer	2005 2004 2003	650,000 650,000 650,000		459,640 526,361 116,706		557,500 569,375 639,069	— — —	80,000 54,000 250,000	8,400 8,200 8,000
Gayn Erickson Vice President, Versatest Series	2005	240,000		30,000		—	—	7,000	8,400
Kristen Robinson Vice President, Human Resources	2005	205,000		84,857		—	—	15,000	2,050
Pascal Ronde Vice President, Sales, Service and Support	2005	292,979	(3)	211,442	(3)(4)	—	—	40,000	7,265	(3)

(1)
For fiscal 2005, the amount reported in this column for Mr. Dillon reflects $500,000 of loan forgiveness and $57,500 of interest, calculated at the applicable market rate of 5.75% per annum which would have been payable on the then-outstanding $1,000,000 loan from Agilent to Mr. Dillon had the loan not been interest free. For fiscal 2004, the amount reported in this column for Mr. Dillon reflects $500,000 of loan forgiveness and $69,375 of interest, calculated at the applicable market rate of 4.625% per annum which would have been payable on the then-outstanding $1,500,000 loan from Agilent to Mr. Dillon had the loan not been interest free. For fiscal 2003, the amount reported in this column for Mr. Dillon reflects $500,000 of loan forgiveness, $36,569 of relocation and other expenses and $102,500 of interest, calculated at the applicable market rate of 5.125% per annum which would have been payable on the then-outstanding $2,000,000 loan from Agilent to Mr. Dillon had the loan not been interest free.

(2)
"All Other Compensation" consists of payment of Agilent's contributions under the Agilent defined contribution plans.

(3)
This amount was paid by a French subsidiary of Agilent and is based on foreign currency exchange rates on October 31, 2005.

(4)
Includes a one-time non-annual bonus payment of $120,320.

Option Grants in Fiscal 2005

          The following table sets forth certain information concerning grants of Agilent stock options to each of the named executive officers for Agilent's fiscal year ended October 31, 2005.

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
		% of Total Options Granted to Employees in Fiscal Year
	Number of Securities Underlying Options Granted
			Exercise or Base Price Per Share
Name				Expiration Date
					5%	10%
Jack P. Trautman	48,000	0.44%	$22.80	Nov. 2014	$688,262	$1,744,192
Adrian Dillon	80,000	0.74%	22.80	Nov. 2014	1,147,104	2,906,986
Gayn Erickson	7,000	0.06%	21.65	Jan. 2015	95,309	241,532
Kristen Robinson	15,000	0.14%	21.65	Jan. 2015	204,234	517,568
Pascal Ronde	40,000	0.37%	$22.60	Mar. 2015	568,521	1,440,743

          All Agilent stock options granted to named executive officers in fiscal 2005, other than Mr. Ronde, vest as to 25% of the shares subject to the option on the first anniversary of the vesting commencement date and yearly thereafter. Mr. Ronde's stock options vest in full on March 28, 2009. Under Agilent's 1999 Stock Plan, the Agilent board of directors retains discretion to modify the terms of outstanding options. The percentage of total options granted was based on an aggregate of options to purchase 10,799,719 shares of Agilent common stock granted to Agilent's employees and executive officers in fiscal 2005.

          Options were granted at an exercise price equal to the fair market value of Agilent common stock on the date of grant, calculated as the average of the high and low quoted sales price on that date.

          The table sets forth the hypothetical gains or "option spreads" that would exist for the option at the end of their respective ten-year terms based on assumed annualized rates of compound stock price appreciation of 5% and 10% from the dates the options were granted until the expiration of the ten-year option term. The 5% and 10% assumed rates are promulgated by the SEC and do not represent our estimate or projection of future share prices or share price growth.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

          The following table sets forth certain information regarding the value of Agilent options held by the named executive officers at the end of Agilent's fiscal 2005.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year End (#) Exercisable/Unexercisable	Value of Unexercised In-The-Money Options at Fiscal Year End ($) Exercisable/Unexercisable
Jack P. Trautman	—	—	217,250 / 164,250	$1,304,055	/	$1,575,865
Adrian Dillon	—	—	288,500 / 295,500	2,635,905	/	2,992,715
Gayn Erickson	—	—	21,002 / 30,095	109,020	/	216,131
Kristen Robinson	—	—	14,639 / 27,712	93,329	/	223,522
Pascal Ronde	—	—	19,547 / 188,000	19,065	/	991,860

          The value realized is calculated as the fair market value of Agilent common stock at the exercise date minus the per share exercise price multiplied by the number of shares acquired on exercise. The value of unexercisable in-the-money options is deemed to be the market value at fiscal year end minus the per share exercise price multiplied by the number of unexercisable in-the-money options. The fair market value of Agilent common stock on October 31, 2005, was $31.55 per share, which is equal to the average of the highest and lowest quoted sales price for Agilent's common stock on that date.

Pension Plans

          The following table shows the estimated annual benefits payable on retirement to Agilent's eligible employees in the United States under Agilent's Deferred Profit Sharing Plan, Retirement Plan and Excess Benefit Retirement Plan. To calculate the number of years of an eligible employee's service, the pension plans will include each eligible employee's service, if any, with HP to that eligible employee's service with Agilent.

	Years of Service
Highest 5 Year Average Compensation
	5	10	15	20	25	30
$220,000	$14,970	$29,939	$44,909	$59,879	$74,848	$89,818
300,000	20,970	41,939	62,909	83,879	104,848	125,818
400,000	28,470	56,939	85,409	113,879	142,348	170,818
500,000	35,970	71,939	107,909	143,879	179,848	215,818
600,000	43,470	86,939	130,409	173,879	217,348	260,818
700,000	50,970	101,939	152,909	203,879	254,848	305,818

          Benefits exceeding $170,000 for fiscal 2005 and $175,000 for fiscal 2006 will be paid pursuant to Agilent's Excess Benefit Plan. For the 2005 calendar year, no more than $210,000 (as adjusted from time to time by the U.S. Internal Revenue Service) of eligible compensation may be taken into account in calculating benefits payable under the Retirement Plan or the Deferred Plan. Benefits attributable to annual earnings over $210,000 for fiscal 2005 and $220,000 for fiscal 2006 are payable under the Excess Benefit Plan. Benefits are payable under the Excess Benefit Plan either in a lump sum or annual installments.

          The covered compensation for purposes of calculating benefits under the plans for each of Messrs. Trautman, Dillon and Erickson and Ms. Robinson is the highest five-year average of base pay for such named executive officer.

          Messrs. Trautman, Dillon and Erickson and Ms. Robinson have been credited with the following years of service as of October 31, 2005: Mr. Trautman, 4 years; Mr. Dillon, 4 years; Ms. Robinson, 14 years; and Mr. Erickson, 18 years. Retirement benefits shown are expressed as a single life annuity at age 65 and reflect the maximum offset currently in effect under Section 401(l) of the Code to compute the offset for such benefits under the plans. For purposes of calculating the benefit, an employee cannot be credited with more than 30 years of service. Benefits under the Retirement Plan are payable in the form of a single life annuity, a qualified joint and survivor annuity or a lump sum.

          Participants in the U.S. tax-qualified retirement plans who become Verigy employees will cease to accrue benefits under the Agilent retirement plans as of the separation date. Upon the distribution date, these employees will be entitled to take a distribution from the plans in accordance with the terms of such plans.

Change in Control and Severance Agreements

          We currently expect that we will enter into change in control and severance agreements with each of our executive officers prior to the closing of this offering.

Retention Bonus Agreements with Executive Officers

          We have entered into retention bonus agreements with Jack P. Trautman, our president and chief executive officer, and Pascal Ronde, our Vice President, Sales, Service and Support. Under these agreements, each of Mr. Trautman and Mr. Ronde will be paid, on the payment date described in the next sentence, a retention bonus equal to the sum of (1) 12 months of the executive's annual base salary in effect on the payment date and (2) an amount equal to one year's target bonus payable to the executive under Agilent's applicable bonus plan in effect on the payment date. The "payment date" for these purposes is defined as the earliest to occur of (a) the sale of Verigy's business to a third party, (b) the closing date of the distribution by Agilent of its ordinary shares of Verigy to Agilent stockholders, and (c) December 31, 2006. If and when these bonuses are paid, we expect that Mr. Trautman's retention bonus payment would be approximately $675,000 and that Mr. Ronde's retention bonus payment would be approximately $450,000.

Treatment of Agilent Options

          All of our employees will continue to be eligible to participate in the Agilent 1999 Stock Plan until the date, if any, on which Agilent distributes our ordinary shares to its stockholders or, if earlier, the date on which Agilent ceases to own at least 50% of the total combined voting power of all classes of our share capital. At such time, each of our employees will be deemed terminated from Agilent for purposes of the Agilent 1999 Stock Plan and each employee will have a 3-month period of time during which to exercise his or her vested options as is indicated in his or her stock option agreement. Each outstanding and vested option to purchase shares of Agilent common stock held by our employees that is not exercised within the applicable post-termination exercise period will be cancelled. At the time of the distribution or, if earlier, the date upon which Agilent ceases to own at least 50% of the total combined voting power of all classes of our share capital, each unvested option to purchase shares of Agilent common stock held by our employees will be replaced by options to purchase ordinary shares of Verigy. The new options will have substantially the same terms and conditions as the unvested Agilent options which were cancelled. In addition, with respect to the new options to purchase our ordinary shares, in order to determine the number of shares subject to the new option and the per share exercise price, we will multiply the number of shares purchasable under each unvested Agilent option by a ratio determined at the time of the distribution and divide the exercise price per share of each such new option by the same ratio. The ratio will be based upon the stock price of Agilent common stock prior to the distribution date compared to the share price of our ordinary shares following the distribution date. The number of shares subject to the new options will be rounded down to the nearest whole number and the exercise price per share of such new option will be rounded up to the nearest whole cent. In general, Agilent stock options vest as to 25% of the shares subject to the option on the first anniversary of the vesting commencement date and yearly thereafter. Agilent options are granted at an exercise price equal to the fair market value of Agilent common stock on the date of grant, calculated as the average of the high and low quoted sales price on that date. Agilent stock options generally have a term of 10 years.

          We do not currently know how many new options we will issue following the cancellation of the unvested Agilent options because the ratio variables will not be known until the distribution date. As of October 31, 2005, Verigy employees held options to purchase approximately 4,498,000 shares of Agilent common stock with a weighted average exercise price of approximately $28.00. Of such options, we estimate that options to purchase approximately 2,811,000 shares, with a weighted average exercise price of approximately $25.00 per share, will remain unvested as of October 31, 2006 (assuming no additional grants and no cancellations prior to such date) and will be replaced by Verigy options as described above.

Treatment of Agilent Restricted Stock

          Under the Agilent 1999 Stock Plan, certain key employees of Agilent were granted awards of restricted Agilent common stock. Restricted shares of Agilent common stock held by our employees prior to the distribution date will be cancelled at such time and replaced by restricted ordinary shares with a value that is comparable to the value of the cancelled Agilent restricted common stock plus the dividend by Agilent to its stockholders of our ordinary shares.

Outstanding Purchase Rights under the Agilent Employee Stock Purchase Plan

          All of our employees will continue to be eligible to participate in Agilent's employee stock purchase plan until our separation from Agilent. At such time, our employees will cease to be eligible for the plan, and no further payroll deductions will be made. In addition, outstanding rights to purchase shares of Agilent common stock under Agilent's employee stock purchase plan will be terminated, and any amounts withheld will be refunded.

2006 Equity Incentive Plan

          Our board of directors expects to adopt our 2006 Equity Incentive Plan, or 2006 Plan, prior to the completion of this offering. Agilent, as our sole shareholder, also expects to approve this plan.

          Share Reserve.    We expect to reserve           ordinary shares for issuance under our 2006 Plan. In general, if options or shares awarded under the 2006 Plan are forfeited, then those options or shares will again become available for awards under the 2006 Plan. We have not yet granted any options or other awards under the 2006 Plan.

          Administration.    The compensation committee of our board of directors will administer the 2006 Plan. The committee will have the complete discretion to make all decisions relating to the interpretation and operation of the 2006 Plan. The committee will have the discretion to determine who will receive an award, what type of award it will be, how many shares will be covered by the award, what the vesting requirements will be, if any, and what the other features and conditions of each award will be. In addition, the board of directors expects to appoint a share plans committee. The share plans committee may make awards under the 2006 Plan and may determine all terms and conditions of these awards. However, this committee may not make awards to members of the board of directors or to our officers, and it may not make awards in excess of                          shares per person per year.

          Eligibility.    The following groups of individuals will be eligible to participate in the 2006 Plan:

  •
  employees;

  •
  members of our board of directors who are not employees; and

  •
  consultants.

          Types of Awards.    The 2006 Plan will provide for the following types of award:

  •
  options to purchase ordinary shares;

  •
  share appreciation rights;

  •
  restricted shares; and

  •
  share units (sometimes called phantom shares).

          Options and Share Appreciation Rights.    Options may be incentive share options or nonstatutory share options. An optionee who exercises an incentive share option may qualify for favorable tax treatment under Section 422 of the Code. On the other hand, nonstatutory share options do not qualify for such favorable tax treatment. The exercise price of options and share appreciation rights granted under the 2006 Plan may not be less than 100% of the fair market value of our ordinary shares on the grant date. Optionees may pay the exercise price by using:

  •
  cash;

  •
  ordinary shares that the optionee already owns subject to certain buy-back procedures as may be required by law;

  •
  an immediate sale of the option shares through a broker approved by us; or

  •
  any other method permitted by applicable law.

          Options and share appreciation rights vest at the time or times determined by the compensation committee. In most cases, our options vest over the four-year period following the date of grant. Vesting may accelerate in the event of death or disability. Options and share appreciation rights generally expire 10 years after they are granted, except that they generally expire earlier if the optionee's service terminates earlier and except that non-employees may not receive options with a term in excess of 5 years. The 2006 Plan provides that no participant may receive options covering more than                          shares and share appreciation rights covering more than                          shares in the same year, except that a newly hired employee may receive options covering up to                          shares and share appreciation rights covering up to                          shares in the first year of employment.

          Restricted Shares and Share Units.    Shares may be awarded under the 2006 Plan in return for:

  •
  cash; or

  •
  services already provided to us or to be provided to us in the future.

          Shares and share units vest at the time or times determined by the compensation committee. Vesting may accelerate in the event of death or disability.

          Automatic Grants to Non-Employee Directors.    Each new non-employee director will receive an option with $110,000 in value (based on a Black-Scholes valuation) and $110,000 in deferred shares on the date he or she first becomes a non-employee director. Each non-employee director also will receive an option having $55,000 in value (based on a Black-Scholes valuation) and a grant of $55,000 in deferred shares, both of which will be subject to a one year vesting schedule, on the last business day of each subsequent fiscal year, provided that he or she has served as a non-employee director for the entire preceding fiscal year. A non-employee director's options will become fully vested in the event of his or her death, or total and permanent disability. If a change in control of Verigy occurs, all options granted to non-employee directors will become fully vested. The exercise price of the non-employee directors' options will be equal to the fair market value of our ordinary shares on the option grant date. A director may pay the exercise price by using cash, ordinary shares that the director already owns, or an immediate sale of the option shares through a broker approved by us. The non-employee directors' options have 5-year terms, except that they expire one year after the optionee leaves the board for any reason.

          Change in Control.    If a change in control of Verigy occurs, an award under the 2006 Equity Incentive Plan may vest on an accelerated basis to the extent determined by the compensation committee. The compensation committee may determine that outstanding grants will vest in full or in part at the time of the change in control. It may also determine that the grants will vest on an accelerated basis only if the participant is actually or constructively discharged within a specified period of time after the change in control. Finally, the compensation committee may determine that the grants will remain outstanding without acceleration of vesting. However, if the surviving corporation fails to assume an outstanding award or replace it with a comparable award, then the award will always become fully vested as a result of the change in control. A change in control includes:

  •
  a merger of Verigy after which our own shareholders own 50% or less of the surviving corporation;

  •
  a sale of all or substantially all of our assets;

  •
  a proxy contest that results in the replacement of             % or more of our directors over a                          -month period; or

  •
  an acquisition of    % or more of our outstanding ordinary shares by any person or group, other than a person related to Verigy (such as Agilent or a holding company owned by our shareholders).

          Amendments or Termination.    Our board of directors may amend or terminate the 2006 Plan at any time. If our board amends the plan, it does not need to ask for shareholder approval of the amendment unless applicable law requires it. The 2006 Plan will continue in effect for 10 years, unless our board of directors decides to terminate the plan earlier.

2006 Employee Share Purchase Plan

          Our board of directors is expected to adopt our 2006 Employee Share Purchase Plan prior to the completion of this offering.

          Share Reserve and Administration.    Our 2006 Employee Share Purchase Plan, or ESPP, is intended to qualify under Section 423 of the Code. We expect to reserve             ordinary shares for issuance under the ESPP. The compensation committee of our board of directors will administer the ESPP.

          Eligibility.    All of our employees are eligible to participate if we employ them for more than 20 hours per week and for more than five months per year. However, these requirements may be waived in countries where they are not legally permissible. Eligible employees may begin participating in the 2006 Employee Share Purchase Plan at the start of any offering period. Offering periods start on                          and                           of each year and last six months. However, the first offering period will start on the effective date of this offering and will end on                          , 2006.

          Amount of Contributions.    Our 2006 Employee Share Purchase Plan permits each eligible employee to purchase ordinary shares through payroll deductions. Each employee's payroll deductions may not exceed       % of the employee's cash compensation. Purchases of our ordinary shares will occur on                          and                           of each year. Each participant may purchase up to                          shares on any purchase date (                          shares per year). However, the value of the shares purchased in any calendar year (measured as of the beginning of the applicable offering period) may not exceed $25,000.

          Purchase Price.    The price of each ordinary share purchased under our 2006 Employee Share Purchase Plan will be 85% of the lower of:

  •
  the fair market value per ordinary share on the date immediately before the first day of the applicable offering period, or

  •
  the fair market value per ordinary share on the purchase date.

          In the case of the first offering period, the price per share under the plan will be 85% of the lower of:

  •
  the price per share to the public in this offering, or

  •
  the fair market value per ordinary share on the purchase date.

          Other Provisions.    Employees may end their participation in the 2006 Employee Share Purchase Plan at any time. Participation ends automatically upon termination of employment with us. If a change in control of Verigy occurs, our 2006 Employee Share Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees, unless the ESPP is assumed by the surviving corporation or its parent. Our board of directors may amend or terminate the 2006 Employee Share Purchase Plan at any time. If our board of directors increases the number of ordinary shares reserved for issuance under the ESPP, it must seek the approval of our shareholders. The 2006 Employee Share Purchase Plan will continue in effect for 20 years, unless the board of directors decides to terminate the ESPP earlier.

401(k) Plan

          All of our eligible employees will continue to participate in Agilent's 401(k) plan until we separate from Agilent. We will also establish our own 401(k) plan. Assets held in the accounts of our employees under Agilent's 401(k) plan will be transferred to our 401(k) plan as soon as reasonably practicable following our separation from Agilent. Our 401(k) plan will provide for an annual employer matching contribution expressed as (i) a 100% match on each participant's pre-tax contributions to the plan (not to exceed 3% of the participant's eligible compensation) and (ii) a 50% match on each participant's pre-tax contributions to the plan (not to exceed 2% of the participant's eligible compensation) and a discretionary annual employer profit sharing contribution based on our profitability with respect to such year.

Limitations on Liability and Indemnification Matters

          Subject to the Singapore Companies Act, Article 119 of our Articles of Association provides that every director or other officer shall be entitled to be indemnified out of our assets against any liability incurred by him in defending any proceedings, civil or criminal, in which judgment is given in his favor; or in which he is acquitted; or in connection with any application under the Singapore Companies Act in which relief is granted to him by the Court in respect of any negligence, default, breach of duty or breach of trust.

          In addition, no director, manager or other officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense happening to us, through the insufficiency or deficiency of title to any property acquired by order of our directors or for the insufficiency or deficiency of any security upon which any of our moneys are invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or any other loss, damage or misfortune which happens in the execution of his duties, unless the same happens through his own negligence, willful default, breach of duty or breach of trust.

          Section 172 of the Singapore Companies Act prohibits a company from indemnifying its directors or officers against any liability, which by law would otherwise attach to them for any negligence, default, breach of duty or breach of trust of which they may be guilty relating to us. However, a company is not prohibited from (a) purchasing and maintaining for any such officer insurance against any such liability, or (b) indemnifying such officer against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted, or in connection with any application under Section 76A(13) or 391 or any other provision of the Singapore Companies Act in which relief is granted to him by the court.

          We will enter into indemnification agreements with our officers and directors. These indemnification agreements will provide our officers and directors with indemnification to the maximum extent permitted by the Singapore Companies Act. We will also obtain a policy of directors' and officers' liability insurance that will insure directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances which are permitted under the Singapore Companies Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Relationships with Our Executive Officers and Directors

          On February 5, 2002, Agilent made a relocation loan to Adrian T. Dillon, Executive Vice President and Chief Financial Officer, as part of the employment package required to induce Mr. Dillon to join Agilent and move from Cleveland, Ohio to the San Francisco Bay Area. In place of a standard relocation bonus, Agilent provided a loan of $2.5 million to be used for the purchase of a home. Provided that Mr. Dillon remains at Agilent, the loan will continue to be forgiven over a five-year period at 20% per year. The loan is secured by a deed of trust on the house. The unforgiven portion of the note plus 10% per annum interest will be due in full (i) upon insolvency of Mr. Dillon, (ii) upon any transfer of the property without the prior written consent of Agilent, (iii) within three months of termination of employment for any reason and (iv) within one year following the death of Mr. Dillon. If the amount due is not paid within five days of the due date, at the option of Agilent, the unforgiven portion shall begin to accrue interest equal to 15% per annum. In accordance with the Sarbanes-Oxley Act, Agilent will not materially modify or renew this loan and, in the future, will not provide any new loans to its executive officers as required under the Sarbanes-Oxley Act.

  Customer and Supplier Relationships with Agilent

          We derived revenue from the sales of products to Agilent for the years ended October 31, 2005, 2004 and 2003 of $2 million, $3 million and $2 million, respectively. The revenue was recorded using a cost-plus methodology and may not necessarily represent a price an unrelated third party would pay.

          We design and develop our own application specific ICs or ASICs for our test equipment. These complex highly-integrated ICs are key components in the test processors of our scalable and flexible test platforms. As part of our ASIC development process, we outsource the manufacturing of these ICs to wafer foundries. To achieve more favorable foundry pricing we work with Agilent's former semiconductor group, which Agilent divested in December 2005 and is now called Avago Technologies, Pte., to manage certain foundry relationships for us. In addition to managing these relationships, Avago also assists us with the physical layout of our ASIC designs. As part of these arrangements, Avago managed the purchase of ASICs for us. During 2005, 2004 and 2003, we purchased $9 million, $7 million and $7 million, respectively, of products from other Agilent businesses with the majority of these purchases being purchases of ASICs from Avago. During these periods, both we and Avago were owned by Agilent and these purchases were made from Avago at Avago's cost rather than at market prices. Therefore, we would expect that our purchases of ASICs for 2006 and beyond, whether or not from Avago, will be at a higher total cost to us than our purchases during 2005 and prior periods. For future periods, Avago and other vendors are expected to bid competitively for our future ASIC requirements.

ARRANGEMENTS BETWEEN VERIGY AND AGILENT

          We have provided below a summary description of the master separation and distribution agreement between Verigy and Agilent and the other key agreements that relate to our separation from Agilent. This description, which summarizes the material terms of these agreements, is not complete. You should read the full text of these agreements, which will be included as exhibits to the registration statement of which this prospectus is a part.

Overview

          The master separation and distribution agreement contains many of the key provisions related to our separation from Agilent, this offering and the distribution of our ordinary shares to Agilent's common stockholders. The various ancillary agreements referenced in the master separation and distribution agreement govern certain aspects relating to the separation and various interim and ongoing relationships between Agilent and us following the completion of this offering. These agreements include:

  •
  the general assignment and assumption agreement;

  •
  the tax sharing agreement;

  •
  the employee matters agreement;

  •
  the intellectual property matters agreement; and

  •
  the transition services agreement.

Master Separation and Distribution Agreement

  The Separation and IPO

          Overview.    The master separation and distribution agreement contains many of the key provisions relating to the separation of our business from Agilent's other businesses. The master separation and distribution agreement describes generally the agreements and other documents that will be delivered on the separation date, including the ancillary agreements described above as well as certificates representing specified investments and specified resignation letters. In addition, the master separation and distribution agreement provides for the revolving credit facility from Agilent to us on the separation date. The master separation and distribution agreement also sets forth our agreement with Agilent with respect to our initial public offering, including an agreement that the parties will use commercially reasonable efforts to consummate our initial public offering.

          Conditions to Our Initial Public Offering.    The master separation and distribution agreement provides that our initial public offering is subject to several customary conditions that must be satisfied or waived by Agilent in its sole discretion.

  The Distribution

          Overview.    The master separation and distribution agreement also governs the rights and obligations of Agilent and us regarding the proposed distribution by Agilent to its stockholders of all of our ordinary shares that it holds, which is also referred to in this prospectus as the "distribution." Although Agilent has announced that it intends to complete the distribution by October 31, 2006, there are various conditions to the completion of the distribution. Consequently, we cannot assure you as to when or whether the distribution will occur.

          Conditions to the Distribution.    The master separation and distribution agreement provides that the distribution is subject to several conditions that must be satisfied, or waived by Agilent in its sole discretion, including, among others:

  •
  receipt by Agilent of an opinion from independent tax counsel that the distribution should, subject to Section 367 of the Code, qualify as a distribution subject to Section 355 of the Code;

  •
  receipt of any government approvals and material consents necessary to consummate the distribution;

  •
  lack of any order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the distribution;

  •
  the qualification of our ordinary shares for listing on the Nasdaq National Market; and

  •
  receipt by Agilent, in form and substance satisfactory to it, of an opinion from legal counsel selected by Agilent in its sole discretion, regarding the appropriateness of the determination by Agilent's board of directors that Agilent has sufficient surplus under Delaware law to permit the distribution.

          In addition, Agilent has the right not to complete the distribution if, at any time, its board of directors determines, in its sole discretion, that the distribution is not in the best interest of Agilent or its stockholders, or if the distribution has not occurred by December 31, 2006.

          If Agilent's board of directors decides not to complete the distribution or waives a material condition to the distribution after the date our initial public offering, we intend to issue a press release disclosing this waiver or file a report on Form 8-K with the Securities and Exchange Commission.

          Pursuant to the master separation and distribution agreement, we are required to cooperate with Agilent to accomplish the distribution and, at Agilent's direction, to promptly take any and all actions necessary or desirable to effect the distribution.

  Covenants

          We have agreed that, for so long as Agilent beneficially owns at least 50% of the total voting power of our outstanding share capital entitled to vote in the election of our board of directors, we will not:

  •
  take any action which would limit the ability of Agilent to transfer our ordinary shares or limit the rights of any transferee of Agilent as a holder of our ordinary shares without Agilent's prior written consent;

  •
  issue any shares of our share capital or any rights, warrants or options to acquire our ordinary shares if this would cause Agilent to own less than 50% of the total voting power of our outstanding share capital entitled to vote in the election of our board of directors without Agilent's prior written consent;

  •
  take any actions that could reasonably result in Agilent being in breach of or in default under any of its contracts or agreements; or

  •
  prior to the distribution, directly or indirectly, incur any indebtedness without the prior written consent of Agilent.

  Auditors and Audits; Annual Financial Statements and Accounting

          We have agreed that, for so long as Agilent is required to consolidate our results of operations and financial position or account for its investment in us under the equity method of accounting, we will not change our independent auditors without Agilent's prior written consent (which will not be unreasonably withheld), and we will use commercially reasonable efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so as to permit timely filing of Agilent's financial statements. We have also agreed to provide to Agilent and its independent auditors all information required for Agilent to meet its schedule for the filing and distribution of its financial statements and to make available to Agilent and its independent auditors all documents necessary for the annual audit of our company as well as access to the responsible company personnel so that Agilent and its independent auditors may conduct their audits relating to our financial statements. We have also agreed to ensure our accounting estimates and principles are consistent with those of Agilent. Further, we have agreed to notify and consult with Agilent before making any changes to our accounting principles and estimates and to report to them any deficiencies in, or violations of law in connection with, our internal control over financial reporting.

  Indemnification

          Under the master separation and distribution agreement, our company and each of our affiliates that receives assets or assumes liabilities in connection with the contribution and separation will indemnify Agilent and its representatives and affiliates from all losses, whether such losses arise or occur prior to or after this offering, suffered by Agilent or its representatives or affiliates arising out of or due to any of the following:

  •
  the operation of our business;

  •
  our failure or the failure of any of our affiliates to pay, perform or discharge in due course the liabilities assumed by us in connection with the separation;

  •
  our failure or the failure of any of our affiliates to comply with the terms of the master separation and distribution agreement or any of the other ancillary agreements between Agilent and our company entered into in connection with the separation; or

  •
  any untrue statement of a material fact or material omission in this prospectus or any similar documents relating to this offering or the transactions contemplated by the master separation and distribution agreement other than misstatements or omissions relating exclusively to Agilent or the terms of the distribution.

          Agilent and each of Agilent's affiliates that transfers assets to us in connection with the contribution and separation will indemnify our company and our representatives and affiliates from any and all losses suffered by our company or our representatives or affiliates arising out of or due to any of the following:

  •
  the operation of Agilent's businesses other than our business;

  •
  Agilent's failure or the failure of any of Agilent's affiliates to pay, perform or discharge in due course Agilent's liabilities that are not assumed by us in connection with the separation; or

  •
  Agilent's failure or the failure of any of Agilent's affiliates to comply with the terms of the master separation and distribution agreement or any of the other ancillary agreements between Agilent and our company entered into in connection with the separation.

          All indemnification amounts will be reduced by any insurance proceeds and other offsetting amounts recovered by the party entitled to indemnification, and no party will be liable to any other party for any punitive damages other than as a reimbursement for punitive damages paid to an unrelated party.

  Access to Information; Confidentiality

          Under the master separation and distribution agreement, following the separation, we and Agilent are obligated to provide each other access to information for a specified amount of time as follows:

  •
  subject to applicable confidentiality obligations and other restrictions, we and Agilent will give each other any information within each other's possession that the requesting party reasonably needs to comply with requirements imposed on the requesting party by a governmental authority, for use in any proceeding, to satisfy audit, accounting or similar requirements, to obtain insurance or to comply with its obligations under the master separation and distribution agreement or any ancillary agreement;

  •
  for so long as Agilent is required to consolidate our results of operations and financial position or account for its investment in our company on the equity method of accounting, we will provide to Agilent, at no charge, financial data and other information, including copies of all quarterly and annual financial information and other reports and documents we intend to file with the Securities and Exchange Commission prior to such filings (as well as final copies upon filing), and copies of our budgets and financial projections;

  •
  we will consult with Agilent regarding the timing and content of our earnings releases and cooperate fully (and cause our independent auditors to cooperate fully) with Agilent in connection with any of its public filings;

  •
  for no less than seven years after the separation, we and Agilent will use reasonable efforts to make available to each other our past and present directors, officers, other employees and representatives to the extent reasonably required as witnesses in any legal, administrative or other proceedings in which the other party may become involved;

  •
  the company providing information, consultant or witness services under the master separation and distribution agreement will be entitled to reimbursement from the other for reasonable expenses incurred in providing this assistance;

  •
  we will retain certain information owned by us or in our possession relating to our business in accordance with a record retention policy that we must adopt prior to the distribution and that must be no less conservative than Agilent's record retention policy and, if we intend to destroy this information prior to the end of the retention period required by Agilent's retention policy, we must give Agilent the opportunity to take possession of the information at our own cost; and

  •
  generally, we and Agilent will hold in strict confidence all proprietary information concerning or belonging to the other party for a five year period after the contribution.

  Termination

          The master separation and distribution agreement and the related agreements may be terminated at any time prior to the separation date by Agilent in its sole discretion.

  Expenses

          In general, Agilent and our company will each be responsible for our own costs (including all associated third-party costs) incurred in connection with the transactions contemplated by the master separation and distribution agreement and each of the ancillary agreements. Agilent has agreed to pay all costs and expenses relating to this offering, excluding the underwriting discounts and commissions, and has agreed to pay all costs (including all associated third-party costs) and expenses relating to the distribution.

  Insurance Matters

          Until the distribution date, Agilent has agreed to allow us to participate in its directors' and officers' insurance program and, subject to insurance market conditions and other factors beyond Agilent's control, to maintain for our company and its subsidiaries other policies of insurance that are comparable to those maintained generally for Agilent and its subsidiaries. We have agreed to reimburse Agilent for all costs and expenses incurred by it in connection with providing insurance coverage to our company and its subsidiaries in accordance with its practice with respect to our business as of the separation date, and we also have agreed to reimburse Agilent for any incremental costs or expenses incurred by it that are attributable to us as a result of any changes to insurance policies that relate to us.

  Conduct of Business

          In addition to the restrictions imposed on us pursuant to the tax sharing agreement, our company is prohibited, through the date on which the distribution occurs, from acquiring any other businesses or assets or disposing of any of our own assets with an aggregate value for all such transactions in excess of $50 million without Agilent's prior consent. We also have agreed through the date on which the distribution occurs not to acquire any equity interests in, or loan any funds to, third parties in excess of $25 million in the aggregate without Agilent's prior consent.

  Dispute Resolution

          All disagreements and misunderstandings related to the master separation and distribution agreement or any ancillary agreement will be submitted to a dispute committee comprised of four members, two of whom will be appointed by Agilent and two of whom will be appointed by us. The dispute committee will make a good faith attempt to resolve any disputes and all decisions regarding disputes will require the unanimous consent of the dispute committee members. In the event a dispute cannot be resolved by the dispute committee, we and Agilent have agreed that either party may elect to submit the matter to mediation or some other form of non-binding alternative dispute resolution process. Either Agilent or we may choose to commence formal litigation proceedings at any time.

General Assignment and Assumption Agreement

          The general assignment and assumption agreement will govern the transfer of assets and assumption of liabilities relating to our business, to the extent that the other agreements do not provide for the specific transfer of those assets or the assumption of those liabilities. This agreement will also describe when and how these transfers and assumptions will occur.

  Transfer of Assets; Assumption of Liabilities

          The assets to be transferred include:

  •
  leases for assigned and subleased real property;

  •
  all business technology to be transferred, provided, however that to the extent any such technology is commingled with technology used in Agilent's business, the original version of all such materials shall be retained by Agilent, but we will have the right to copies of those materials or access to those materials, at Agilent's option;

  •
  all office supplies, maintenance supplies and packaging materials, spare parts, supplies and promotional materials and all inventories held exclusively or primarily for use in our business and located on the assigned or subleased real property;

  •
  all personal property that is used exclusively or primarily in connection with our business, including all fixtures, machinery, equipment, vehicles, furniture, tools and tooling, instruments, spare parts, supplies, pallets, office and laboratory equipment, testing facilities, materials, and fuel;

  •
  all accounts receivable for our business, including, without limitation, trade accounts receivable, bad debt allowances, employee loans and unidentified receipts;

  •
  to the extent transferable, all right, title or interest in or to intellectual property licenses, sales contracts, customer contracts, supplier contracts, maintenance or service agreements, purchase orders for materials and other services, dealer and distributorship agreements, advertising and promotional agreements, equipment leases, joint ventures, partnership agreements or other agreements, in each case, exclusively related to our business;

  •
  to the extent transferable, all warranties, guarantees, claims, rights, credits, causes of action and rights of setoff against third parties to the extent relating to or arising from our business, the transferred assets or the transferred intellectual property or rights related to the transferred intellectual property;

  •
  to the extent transferable, all permits, certificates, licenses (excluding licenses relating to intellectual property rights), orders, franchises, registrations, variances, tax abatements, approvals or other similar rights or authorizations of governmental authority to the extent necessary for and exclusively related to the ownership, maintenance and operation of our business;

  •
  all customers' files, credit information, supplier lists, parts lists, vendor lists, business correspondence, business lists, sales literature, promotional literature, other selling and advertising materials and all other assets and rights exclusively or primarily related to our business, provided that to the extent any of these materials also are used in connection with Agilent's businesses, or any such information is commingled with information used in Agilent's businesses, we and Agilent will have equal rights to use and license others to use those materials and information, and the original version of all those materials will be retained by Agilent but we will have the right to access those materials;

  •
  all marketing, personnel, financial and other books and all other documents, microfilm and business records and correspondence, exclusively or primarily related to our business, provided that to the extent any of these materials also relate to, arise from or are used in connection with Agilent's businesses, or any such information is commingled with information used in Agilent's businesses, the original version of all those materials will be retained by Agilent but we will have the right to copies of those materials or access those materials, at Agilent's option;

  •
  specified stock, investments or similar interests of Agilent and its subsidiaries;

  •
  specified information technology infrastructure;

  •
  all desks, equipment and other items comprising the personal computer or workstation environment used exclusively or primarily by our employees at specified locations; and

  •
  all other assets and rights of Agilent and its subsidiaries to the extent such assets are used exclusively or primarily in our business, are not "excluded assets" and are not of a category or type described in the foregoing bullets.

          We will assume all liabilities, obligations, guarantees, commitments, damages, losses, debts, claims, demands, judgments or settlements of any nature of Agilent to the extent, but only to the extent, arising out of or related to our business, the transferred assets, the transferred employees, or the transferred intellectual property or rights related to the transferred intellectual property, whether arising on, prior to or after our separation from Agilent, other than specified "excluded liabilities." The liabilities we will assume include, among other things:

  •
  all liabilities of Agilent arising on, prior to or after our separation from Agilent under contracts that we will assume;

  •
  all liabilities of Agilent and its subsidiaries with respect to products sold in connection with our business at any time, including liabilities for refunds, adjustments, allowances, repairs, exchanges, returns and warranty, merchantability and other claims arising on, prior to or after our separation from Agilent;

  •
  all liabilities arising on, prior to, or after our separation from Agilent for any infringement or alleged infringement with respect to our business of the rights of any other person relating to specified technology or intellectual property rights, or any right of any other person pursuant to any license, sublicense or agreement relating to such technology or intellectual property rights;

  •
  all accounts payable due to third parties incurred in connection with the operation of our business;

  •
  all liabilities arising from specified environmental conditions; and

  •
  specified pension and related liabilities for transferred employees.

          The following assets will be considered "excluded assets":

  •
  cash, bank accounts, certificates of deposit and other cash equivalents (except for cash to be provided as set forth in the master separation and distribution agreement);

  •
  all insurance policies and any rights, claims or choses in action under such insurance policies;

  •
  all rights to refunds of any tax payments, or prepayments or overpayments of any tax, with respect to periods prior to our separation from Agilent, including recoverable payments of VAT or similar taxes, except as provided in the Tax Sharing Agreement;

  •
  notwithstanding anything to the contrary contained in the general assignment and assumption agreement, (i) all intellectual property rights other than specified intellectual property rights, (ii) any business technology that is owned by a third party that Agilent and its subsidiaries do not have the right to provide to us and (iii) any intellectual property rights under nontransferable portfolio cross licenses other than those that can be transferred on a no-cost basis;

  •
  enterprise deployed, centrally managed computer hardware used by Agilent or its subsidiaries prior to our separation from Agilent, including any such hardware that is used by or for our business prior to or as of our separation from Agilent, and all licenses or other agreements with third parties concerning the use thereof other than the hardware included in the IT infrastructure that is transferred to us;

  •
  equipment and/or fixed assets of lessees located on Agilent owned or leased real property; and

  •
  assets and contracts relating to any Agilent benefit plan, except as expressly provided in the Employee Matters Agreement.

          The following liabilities will be considered "excluded liabilities":

  •
  any liability to the extent arising out of or relating to the operation or conduct by Agilent or any of its subsidiaries of any of its business other than our business;

  •
  any liability excluded pursuant to the terms of the Tax Sharing Agreement;

  •
  any liability to the extent arising out of or relating to any "excluded asset";

  •
  liabilities under Agilent benefit plans that arose prior to our separation from Agilent and for specified accrued compensation or payroll taxes that were incurred prior to our separation from Agilent;

  •
  any indebtedness of Agilent;

  •
  any liability arising out of any environmental claim not related to our business;

  •
  any cost, expense or any liability of Agilent or its subsidiaries incurred before, on or after our separation from Agilent to the extent arising out of our initial public offering (other than underwriters discounts and commissions) or the distribution by Agilent of our ordinary shares to its stockholders;

  •
  any restructuring, transition or set-up costs or expenses relating to our business or any related liability of Agilent or its subsidiaries, incurred prior to our separation from Agilent; and

  •
  except as specifically provided for in the general assignment and assumption agreement, any liabilities with respect to contracts other than contracts we will assume.

  Timing and Method of Transfer

          The transfer of assets and the assumption of liabilities will be effective as of the separation date. Each party has agreed to execute and deliver to the other party those bills of sale, certificates of title, assignments of contracts and other instruments of transfer and assumption, to the extent necessary to complete the transfer of assets and assumption of liabilities.

  Approvals and Consents

          If the transfer of assets or assignment of contracts would violate any laws or require any third-party consents, then such transfer or assignment shall be deemed deferred until the appropriate impediments to transfer are removed and/or consents obtained. For those approvals or consents that are not received by the date of the separation, we and Agilent have agreed to use commercially reasonable efforts to obtain them as soon as possible. Until these transfers can be completed, Agilent will act as a custodian and trustee on our behalf with respect to those assets. In an effort to place Agilent and our company, insofar as reasonably possible, in the same economic position as each of us would have been had the transfers occurred, the agreement provides that, to the extent possible, prior to the distribution Agilent will pass on to our company the economic benefits derived by it from those assets as if the transfers had occurred as contemplated, and our company, to the extent possible, will perform, on behalf of Agilent, any obligations it has with respect to those assets.

  No Representations and Warranties

          Pursuant to this agreement, in connection with the separation, Agilent did not represent or warrant to us as to the condition or quality of any assets transferred to us, the liabilities to be assumed by us, or any other matters relating to our business. We received all assets in connection with the separation on an "as is, where is" basis, which means we received these assets from

Agilent in the same condition that they were in when they were owned by Agilent and we have no ability to make claims against Agilent with respect to these assets. For example, we have no recourse against Agilent if the assets are not sufficient to operate our business, if the condition or quality of such assets is other than as we expected or if there is a defect in title that prevents us from taking good title to any such asset.

Tax Sharing Agreement

  Allocation of Taxes

          In connection with the separation, we will enter into a tax sharing agreement with Agilent, which will govern the respective rights, responsibilities and obligations of Agilent and us with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns.

          In general, under the tax sharing agreement:

  •
  We are responsible for any income taxes, whether federal, state, local, or foreign, imposed on us and our subsidiaries.

  •
  Agilent is responsible for any income taxes, whether federal, state, local, or foreign, imposed on Agilent and its subsidiaries (excluding us and our subsidiaries), including any income taxes relating to our separation from Agilent.

  •
  We will be responsible for preparing and filing any tax returns that include only us and our subsidiaries. Agilent will responsible for preparing and filing any tax returns that include only Agilent and its subsidiaries (excluding us and our subsidiaries).

  •
  Agilent is responsible for any non-income taxes attributable to its own business for any period. We are responsible for any non-income taxes attributable to our own business beginning June 1, 2006, and any non-income taxes relating to our separation from Agilent.

  •
  We generally have exclusive authority to control tax contests with respect to tax returns that include only us and our subsidiaries. Agilent generally has exclusive authority to control tax contests that include Agilent and its subsidiaries (excluding us and our subsidiaries).

  •
  Disputes arising between Agilent and us relating to matters covered by the tax sharing agreement are subject to resolution as described in more detail in the tax sharing agreement.

  •
  The tax sharing agreement assigns responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the tax sharing agreement provides for cooperation and information sharing with respect to tax matters.

  Compliance with Section 355 of the Code

          Agilent intends that any distribution of our ordinary shares to its stockholders qualify as a distribution under Section 355 of the Code, subject to the corporate gain recognition provisions under Section 367 of the Code. Agilent intends to seek an opinion from tax counsel to such effect. In connection with this opinion, we will be required to make certain representations regarding our company and our business and Agilent will be required to make certain representations regarding it and its business. In addition, under the tax sharing agreement, we will be subject to certain restrictive covenants for a period of two years from the distribution date that are intended to ensure that the distribution of our ordinary shares by Agilent is not fully taxable to Agilent under Section 355(e) of the Code. We may take certain actions otherwise prohibited by these covenants if

Agilent has received an opinion from our tax advisors, acceptable to Agilent in its sole and absolute discretion, to the effect that such action should not violate the restrictions imposed by Section 355(e) of the Code. These covenants include restrictions on our ability to:

  •
  issue or sell ordinary shares or other securities (including securities convertible into our ordinary shares but excluding certain compensatory arrangements);

  •
  sell assets outside the ordinary course of business; and

  •
  enter into any other corporate transaction that would cause us to undergo a 50% or greater change in our share ownership.

          We have agreed to indemnify Agilent and its affiliates against any and all tax-related liabilities incurred by them relating to the distribution to the extent caused by an acquisition of our assets or shares, or other actions by us. These liabilities include any additional tax-related liability imposed on Agilent under Section 355(e) of the Code as a result of our actions. This indemnification applies even if Agilent has permitted us to take an action that would otherwise have been prohibited under the tax-related covenants described above.

Employee Matters Agreement

          We will enter into an employee matters agreement with Agilent to allocate assets, liabilities and responsibilities relating to our current and former employees and their participation in the benefit plans, including stock plans, which Agilent currently sponsors and maintains.

          In general, separate agreements will address similar issues relating to foreign employment and benefits matters. Until our separation from Agilent, all eligible U.S. employees will participate in the Agilent benefit plans on comparable terms and conditions to those for Agilent employees until we establish benefit plans for our current and former employees.

          In June 2006, all of our U.S. employees will be transferred to our U.S. payroll. At that time we will adopt specified plans associated with our U.S. payroll system, such as our deferred compensation plans, leave of absence programs, health and welfare plans, and retirement plans. We may modify or terminate such plans in accordance with the terms of such plans, provided, however, that any change to such plans prior to the distribution date may only be made with Agilent's prior consent. In general, unless otherwise specified in the employee matters agreement, each benefit plan will assume any liabilities under the corresponding Agilent benefit plan for our employees. In certain instances, assets related to the employee liabilities will also be transferred to us or our related plans and trusts from trusts and other funding vehicles associated with Agilent's benefit plans.

  Equity-Based Compensation

          Any options to purchase shares of Agilent common stock held by our employees immediately prior to the distribution date will be treated in the manner described in "Management — Treatment of Agilent Options." Any shares of restricted Agilent common stock held by our employees immediately prior to the distribution date will be treated in the manner described in "Management — Treatment of Agilent Restricted Stock." Until our separation from Agilent, our employees will continue to participate in the Agilent employee stock purchase plan as discussed in "Management — Outstanding Purchase Rights under the Agilent Employee Stock Purchase Plan."

  Retirement Plans

          Immediately prior to our separation from Agilent, our U.S. employees will cease accruing benefits and otherwise actively participating in Agilent's Retirement Plan and Deferred Profit Sharing

Plan. As soon as practicable after the distribution, our employees who are eligible to receive their vested accrued benefits under such plans will be able to elect to take a distribution from such plans.

          In Korea, Taiwan and Germany, liabilities for pension plans associated with our transferred employees will transfer to us. As soon as practicable after the separation, Agilent will fund our plans to the level of the accumulated benefit obligation for the transferred employees.

          Participation in Agilent's 401(k) plan and establishment of our own 401(k) plan will be as discussed in "Management — 401(k) Plan."

  Non-Qualified Plans

          Agilent will retain and be solely responsible for all liabilities of our employees under both the Agilent's Excess Benefit Plan and the International Retirement Guaranty.

          As of our separation from Agilent, we will establish the Verigy Deferred Compensation Plan, the Verigy 2006 Deferred Compensation Plan and the Verigy Guaranteed Relocation Subsidies Plan, the material features of which are substantially identical to the respective Agilent plans. Agilent will determine the amount of liabilities under such plans as of our separation from Agilent attributable to our employees and we will assume such liabilities, to the extent permitted under the terms of the applicable plans. If we are not permitted to assume the liabilities attributable to our employees under such plans, Agilent will retain and be solely responsible for such liabilities. After the distribution, to the extent permitted under the terms of the applicable plans, our employees will be able to elect to take distributions from such plans.

Intellectual Property Matters Agreement

  Overview

          The intellectual property matters agreement will provide the mechanisms by which Agilent will assign certain intellectual property to us, and license certain other intellectual property to us, each as in existence as of the separation date, and by which we will license that intellectual property back to Agilent. The agreement will cover our respective rights to patents, patent applications and associated invention disclosures, trademarks and domain names, software used in or with our products and the copyrights in that software, other copyrights as well as maskworks and trade secrets, all of which are referred to together as intellectual property rights.

  Allocation of Intellectual Property Rights

          Under the intellectual property matters agreement, Agilent will assign to us ownership of intellectual property that is owned by Agilent and used exclusively in our business as follows:

  •
  Patents.    The Agilent patents and patent applications that are exclusively used as part of our business, and not as part of Agilent's retained businesses, will be identified and assigned to us. In addition, Agilent has agreed that it will review additional Agilent patents and patent applications which relate to technologies relevant to both of our businesses and, as appropriate, may also assign to us certain of these jointly-relevant patents and patent applications under agreeable terms. The patents to be assigned to us will be listed as part of the intellectual property matters agreement and Agilent will assist us in executing formal documents with the appropriate registration authorities to effect the assignments.

  •
  Trademarks.    Similarly, the Agilent trademarks and domain names that are exclusively associated with our business and not with Agilent's retained businesses will be identified and assigned to us. The trademarks and domain names to be assigned to us will be listed as part of the intellectual property matters agreement, and Agilent will assist us in executing formal documents with the appropriate registration authorities to effect the assignments.

  •
  Copyrights and Maskworks.    The Agilent copyrights and maskworks that are exclusively associated with our business and not with Agilent's retained businesses will be identified and assigned to us. The copyrights and maskworks to be assigned to us will be listed as part of the intellectual property matters agreement, and Agilent will assist us in executing formal documents with the appropriate registration authorities to effect the assignments.

  •
  Trade Secrets.    Finally, the Agilent trade secrets that are exclusively used in our business and not in Agilent's retained businesses will be identified and assigned to us.

  License from Agilent to Us

          Under the intellectual property matters agreement, in addition to the intellectual property to be assigned to us as described above, Agilent will also grant us a license to use all Agilent intellectual property rights in existence as of the separation date for use in our field-of-use as described below. The license will be non-exclusive and royalty free, and will continue in effect for the duration of the covered intellectual property rights.

          The license will permit us to use the Agilent intellectual property rights in our field-of-use. Our field-of-use is generally described as developing, manufacturing, distributing, supporting and servicing advanced semiconductor test systems and solutions for high volume manufacturing and related semiconductor design verification and engineering characterization applications. Our field-of-use generally excludes, and we will not be permitted to use Agilent intellectual property rights to pursue, general purpose test and measurement products.

          The license granted by Agilent will not be assignable by us without Agilent's prior consent, including in connection with a sale of our company or business, except that we may grant sublicenses to our contract manufacturer and to certain other third parties acting on our behalf, subject to inclusion of appropriate confidentiality protections.

  License from Us to Agilent

          Under the intellectual property matters agreement, we will grant back to Agilent a license to the intellectual property rights assigned to us as described above. The license will be non-exclusive and royalty-free and will continue in effect for the duration of the covered intellectual property rights.

          The license will permit Agilent to use such licensed intellectual property rights in Agilent's field-of-use. Agilent's field-of-use is generally described as business activities outside of our field-of-use and, with certain limited exceptions, excludes developing, manufacturing, distributing, supporting and servicing advanced semiconductor test systems and solutions intended for high volume manufacturing. Agilent's field-of-use includes developing, manufacturing, distributing, supporting and servicing test and measurement products and components, including those intended for semiconductor design verification or engineering characterization.

  Restrictions on Activities

          Under the intellectual property matters agreement, in addition to the limitations on the right to use licensed intellectual property rights as described above, for a period of three years after the distribution date, Agilent will not develop, manufacture, distribute, support or service products, or components for products, that fall within our field-of-use, except as specifically included in Agilent's field-of-use. We will similarly agree that, for the same three-year period, we will not develop, manufacture, distribute, support or service products that fall within Agilent's field-of-use except as specifically included in our field-of-use.

  Third-Party Patent Licenses

          We have identified a number of patent cross-license agreements to which Agilent is a party and under which we are likely to be receiving a benefit. The patents assigned and licensed to us as described above will be subject to these pre-existing licenses. Agilent has agreed to use reasonable efforts to facilitate extending to us the benefits of these selected third-party patent cross licenses, through a sublicense or otherwise. We are responsible for payment of consideration, if any, required for that extension. We also unilaterally may determine not to have Agilent share such third-party patent cross licenses with us, such as in circumstances that we believe may adversely affect our patent portfolio or our business.

  Other Principal Provisions

          The intellectual property matters agreement addresses the following additional terms:

  •
  Sublicensing.    There will be limitations on Agilent's rights to sublicense intellectual property rights Agilent licenses from us, and on our rights to sublicense intellectual property rights we license from Agilent except, in either case, sublicenses granted to subsidiaries and to contract manufacturers and to certain other third parties acting on behalf of the sublicensing party.

  •
  Change of Control.    In connection with any change in control of our company, and subject to compliance with applicable antitrust and competition laws, Agilent's consent will be required to transfer intellectual property we have licensed from Agilent. This consent requirement could act as a deterrent to an acquisition of our company by a third-party, even where such acquisition would be in the best interest of our shareholders.

  •
  Improvements.    Each party will own improvements that they may make to licensed intellectual property, and neither party will be required to share those improvements with the other party.

  •
  Dispute Resolution.    Disputes arising under the intellectual property matters agreement will be handled as described with respect to the Master Separation and Distribution Agreement.

Transition Services Agreement

          We will enter into a transition services agreement which will govern the provision by Agilent to us of certain support services, on an interim or transitional basis. We currently expect these transition services to include, but are not limited to, facilities management, site information technology infrastructure, usage of various applications and support systems, as well as employee related services for any transitional employees remaining with Agilent.

          Agilent will perform these transition services in the manner and at the level of service substantially similar to that immediately prior to the separation and our use of these services shall not be substantially greater than the level of use required by us immediately prior to the separation. Except as noted below, we expect that the majority of the services provided will terminate on or before the distribution date, provided that such services may extend beyond the distribution date if mutually agreed upon by Agilent and Verigy. Transitional employees located in Santa Rosa, California, Loveland, Colorado and Hachioji, Japan will provide interim services to us for up to two years following the separation, as we transition out of those locations. In all cases, the charges for these interim services are generally intended to allow Agilent to recover the cost of providing such services, without profit.

PRINCIPAL SHAREHOLDER

          Prior to this offering, all of our outstanding ordinary shares will be owned by Agilent. Immediately after this offering, Agilent will own                           ordinary shares, representing approximately             % of our outstanding ordinary shares. For as long as Agilent continues to own at least a majority of our ordinary shares, Agilent will be able, acting alone, to elect a majority of our board of directors and to approve any action requiring shareholder approval. Except for Agilent, we are not aware of any person or group that will beneficially own more than 5% of the outstanding ordinary shares following this offering.

DESCRIPTION OF SHARE CAPITAL

          The following statements are brief summaries of our capital structure and important rights and privileges of shareholders conferred by the laws of Singapore and our Articles of Association. These statements summarize the material provisions of the laws of Singapore and our Articles of Association that we expect to adopt prior to the closing of this offering but are qualified in their entirety by reference to our Articles of Association, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part and which is available at our principal U.S. executive offices located at 395 Page Mill Road, Palo Alto, California. A copy of our Articles of Association is also available for inspection at our registered office in Singapore.

Ordinary Shares

          As of the date of this prospectus, our issued share capital is             consisting of                          ordinary shares. We currently have only one class of shares, ordinary shares, which have identical rights in all respects and rank equally with one another. There is a provision in our Articles of Association to enable us in specified circumstances to issue shares with preferential, deferred or other special rights or restrictions as our directors may determine, subject to the provisions of the Singapore Companies Act and our Articles of Association. All shares presently issued are fully paid and existing shareholders are not subject to any calls on shares. All shares are in registered form. We cannot, except in the circumstances permitted by the Singapore Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own shares.

New Shares

          Under Singapore law, new shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issue of shares. Approval, if granted, will lapse at the earlier to occur of:

  •
  the conclusion of the next annual general meeting; or

  •
  the expiration of the period within which the next annual general meeting is required by law to be held.

          Agilent, our sole shareholder as of the date of this prospectus, has provided such general authority to issue new shares until our 2007 Annual General Meeting. Subject to this and the provisions of the Singapore Companies Act and our Articles of Association, all new shares are under the control of the directors who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.

Preference Shares

          Our Articles of Association provide that, subject to the prior approval in a general meeting of our shareholders, we may issue shares of a different class with preferential, deferred, qualified or other special rights, privileges or conditions as our board of directors may determine. Our preference shareholders must also have the right to vote at any meeting:

  •
  concerning the winding-up of our company;

  •
  where the proposal to be submitted to the meeting directly affects their rights and privileges; or

  •
  when the dividends to be paid on our preference shares are more than twelve months in arrears.

          We may, subject to the prior approval in a general meeting of our shareholders, issue preference shares which are, or at our option, subject to redemption provided that such preference shares may not be redeemed unless:

  •
  all the directors have made a solvency statement in relation to such redemption;

  •
  we have lodged a copy of the statement with the Singapore Registrar of Companies; and

  •
  they are fully paid-up before they are redeemed.

Shareholders

          Only persons who are registered in our books are recognized as shareholders and absolute owners of the ordinary shares. We may, on giving not less than fourteen days' notice, close the register of members for any time or times, but the register may not be closed for more than thirty days in any calendar year. Closures are normally made for the purpose of determining shareholders' entitlement to receive dividends and other distributions and would, in the usual case, not exceed ten days.

Transfer of Ordinary Shares

          Subject to applicable securities laws and our Articles of Association, our ordinary shares are freely transferable. However, the directors may decline to register any transfer of ordinary shares which are not fully paid up or on which we have lien. Shares may be transferred by a duly signed instrument of transfer in a form approved by the directors. The directors may decline to register any transfer unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and other evidence of title as the directors may require. We will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require and the payment of all applicable fees.

Re-election of Directors

          Under our Articles of Association, at each annual general meeting, at least one-third of the directors, or, if their number is not a multiple of three, then the number nearest to but not less than one-third of the directors, are required to retire from office. The directors required to retire in each year are those who have been in office longest since their last re-election or appointment. As between persons who became or were last re-elected directors on the same day, those required to retire are (unless they otherwise agree among themselves) determined by lot. Retiring directors are eligible for re-election.

Shareholders' Meetings

          We are required to hold an annual general meeting in each year. The directors may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders representing not less than one-tenth of the total voting rights of all shareholders. In addition, two or more shareholders holding not less than one-tenth of our issued share capital may call a meeting of our shareholders.

          Unless otherwise required by law or by our Articles of Association, voting at general meetings is by ordinary resolution, requiring the affirmative vote of a simple majority of the votes cast at a meeting of which at least fourteen days' written notice is given. An ordinary resolution suffices, for example, for appointments of directors. A special resolution, requiring an affirmative vote of a majority of not less than 75% of the votes cast at a general meeting of which not less than 21 days' written notice specifying the intention to propose the resolution as a special resolution has been duly given, is necessary for certain matters under Singapore law, such as an alteration of our Articles of Association.

Voting Rights

          Voting at any meeting of shareholders is by a show of hands unless a poll is duly demanded before or on the declaration of the result of the show of hands. If voting is by a show of hands, every shareholder who is present in person or by proxy at the meeting has one vote. On a poll every shareholder who is present in person or by proxy or by attorney, or in the case of a corporation, by a representative, has one vote for every share held by him. Provided that no poll shall be demanded on the choice of a chairman or on a question of adjournment, a poll may be demanded by any of:

  •
  the chairman of the meeting (being a person entitled to vote at that meeting);

  •
  not less than two shareholders present in person or by proxy or by attorney, or in the case of a corporation, by a representative and entitled to vote;

  •
  shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all shareholders entitled to attend and vote at the meeting; or

  •
  a shareholder present in person or by proxy and holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right.

Dividends

          In a general meeting, we may declare dividends, but no dividend will be payable in excess of the amount recommended by the directors. The directors may also declare an interim dividend. No dividend may be paid except out of our profits. Except as otherwise may be provided in special rights as to dividends specified in the terms of issue of any ordinary shares (no such ordinary shares currently being in issue), all dividends are paid pro rata among the shareholders. To date, we have not declared any cash dividends on our ordinary shares and have no current plans to pay cash dividends in the foreseeable future.

Bonus and Rights Issues

          In a general meeting, our shareholders may, upon the recommendation of the directors, capitalize any reserves or profits and distribute them as bonus shares to the shareholders in proportion to their shareholdings. The directors may also issue to shareholders rights to take up additional shares, in proportion to their shareholdings. These rights are subject to any conditions attached to the issue and the regulations of any stock exchange on which the ordinary shares are listed.

Takeovers

          The acquisition of our ordinary shares is regulated by the Securities and Futures Act and the Singapore Code on Take-overs and Mergers. Under the Singapore Code on Take-overs and

Mergers, a person is required to extend a mandatory take-over offer for the remaining voting shares of the company (the Securities Industry Council is empowered to waive compliance with this requirement), where:

  •
  that person acquires, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert with him) carry 30% or more of the voting rights of a company; or

  •
  that person who, together with persons acting in concert with him, holds not less than 30% but not more than 50% of the voting rights and such person, or any person acting in concert with him, acquires in any period of six months additional shares carrying more than 1% of the voting rights.

          Subject to certain exceptions, a mandatory offer made must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or any person acting in concert with him for voting rights of the offeree company during the offer period and within six months prior to its commencement. These legal requirements may impede or delay a takeover of our company by a third party.

          In addition, we will be subject to contractual restrictions under our tax sharing and intellectual property matters agreements that also may impede or delay a takeover of our company by a third party, as further described in "Risk Factors," "Arrangements Between Verigy and Agilent — Tax Sharing Agreement" and "Arrangements Between Verigy and Agilent — Intellectual Property Matters Agreement."

Liquidation or Other Return of Capital

          On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Indemnity

          As permitted by the laws of Singapore, our Articles of Association provide that, subject to the Singapore Companies Act, our directors and officers will be indemnified by us against any liability incurred by them in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer, director or employee of us and in which judgment is given in their favor or in which they are acquitted, or in connection with any application under the provisions of the Singapore Companies Act in which relief is granted by the court. Directors and officers may not be indemnified by us against any liability which by law would otherwise attach to them relating to any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to us.

Limitations on Rights to Hold or Vote Ordinary Shares

          Except as discussed above under "— Takeovers," there are no limitations imposed by the laws of Singapore or by our Articles of Association on the right of non-resident shareholders to hold or vote ordinary shares.

Listing of Our Ordinary Shares

          We intend to list our ordinary shares on the Nasdaq National Market for quotation under the symbol "VRGY."

Transfer Agent and Registrar

          Our transfer agent is                          . Shareholders can also contact our transfer agent via the Internet at                          .

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no public market for our ordinary shares. The sale of a substantial amount of our ordinary shares in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our ordinary shares. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, the sale of a substantial amount of ordinary shares in the public market after these restrictions lapse could adversely affect the prevailing market price of our ordinary shares and our ability to raise equity capital in the future.

          Upon the completion of this offering, we will have             ordinary shares outstanding, which includes the             ordinary shares sold by us in this offering and              ordinary shares held by Agilent.

          All of the ordinary shares sold in this offering will be freely tradeable without restriction under the Securities Act, except for any shares which be may acquired by an affiliate of ours, as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with us, and may include directors and officers of Agilent as well as significant stockholders of Agilent, if any. Our ordinary shares held by Agilent are restricted securities as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration, such as Rule 144.

          We will grant ordinary shares pursuant to our 2006 Equity Incentive Plan. We have reserved             ordinary shares for issuance under 2006 Equity Incentive Plan and              ordinary shares for issuance under our 2006 Employee Share Purchase Plan. See "Management — 2006 Equity Incentive Plan" and "Management — 2006 Employee Share Purchase Plan." We currently expect to file a registration statement under the Securities Act to register shares reserved for issuance under our 2006 Equity Incentive Plan and 2006 Employee Share Purchase Plan. Shares issued pursuant to awards after the effective date of such registration statement (other than shares issued to affiliates) generally will be freely tradable without further registration under the Securities Act, subject to the underwriter lock-up described below.

          Agilent, our directors and executive officers and we have agreed not to offer or sell any of our ordinary shares, subject to exceptions, for a period of 180 days after the date of this prospectus, without the prior written consent of Goldman, Sachs & Co. on behalf of the underwriters. This restriction does not apply to the distribution by Agilent of its remaining ownership interest in us to its common stockholders. See "Underwriting." Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the foregoing restrictions will continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the announcement of the material news or material event.

          Agilent has advised us that it currently intends to distribute to its stockholders all of our ordinary shares that it holds by the end of its fiscal year, October 31, 2006. The distribution is expected to be effected through a special dividend by Agilent to its stockholders. Agilent will determine the timing, structure and all terms of the distribution taking into account factors such as market conditions. However, Agilent is not obligated to complete the distribution, and the distribution may not occur by the contemplated time or at all. In addition, subject to the lock-up obligation described above and compliance with applicable U.S. federal and state securities law, Agilent may sell our ordinary shares in the public market or in private transactions prior to the distribution.

TAX CONSIDERATIONS

          This summary is of a general nature and is included in this prospectus solely for informational purposes. It is not intended to be, nor should it be construed as being, legal or tax advice. Each prospective investor should consult an independent tax advisor regarding the investor's particular circumstances and the effect of state, local or foreign tax laws which may apply to such investor.

U.S. Federal Income Tax Considerations

          This section describes the material U.S. federal income tax considerations that may be relevant to an investor who acquires our ordinary shares in the offering. The summary is based upon the Internal Revenue Code of 1986, as amended (or the Code), the Treasury Regulations promulgated under the Code, rulings and other administrative pronouncements issued by the Internal Revenue Service (or the IRS) and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. We can provide no assurance that the IRS will not assert, or that a court will not sustain, a position contrary to any of the positions described below. We have not and will not seek an advance ruling from the IRS regarding any matter discussed in this prospectus.

          This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be material to you in light of your particular circumstances. This summary assumes that you will acquire our ordinary shares in the offering and that you will hold such shares as "capital assets" within the meaning of Section 1221 of the Code, which generally means as property held for investment. This summary does not discuss considerations relevant to investors subject to special treatment under U.S. federal income tax laws (such as financial institutions, real estate investment trusts, regulated investment companies, grantor trusts, insurance companies, pension funds, tax-exempt organizations, expatriates, brokers, dealers or traders in securities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, persons who hold our shares as part of a position in a "straddle" or as part of a "hedging," "conversion" or "integrated" transaction for U.S. federal income tax purposes, persons deemed to sell our shares under the constructive sale provisions of the Code, persons who hold our shares through a partnership or other pass through entity, persons subject to the alternative minimum tax provisions of the Code, persons who have a "functional currency" other than the U.S. Dollar, or persons who are not U.S. Holders (as defined below)). In addition, this summary does not discuss considerations relevant to investors who acquire and own directly, indirectly or constructively, 10% or more of the voting power or value of our outstanding shares. Except as provided below, this summary does not consider the effect of any federal, state, local, estate or gift, foreign, or other tax law that may apply to particular investors.

          As used herein, the term "U.S. Holder" means a beneficial owner of our ordinary shares that is (i) a citizen or resident of the United States for U.S. tax purposes, (ii) a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, as well as certain electing trusts.

          If a partnership (including for this purpose any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If a partnership acquires our ordinary shares, the partnership and its partners should each consult an independent tax advisor regarding the U.S. federal income tax consequences of the partnership's investment in our shares.

Each prospective investor should consult an independent tax advisor regarding the U.S. federal income tax consequences of owning or disposing of our ordinary shares, and the application of U.S. federal estate or gift tax laws, foreign, state, or local tax laws, and tax treaties, in light of the investor's particular circumstances.

  Distributions with Respect to Ordinary Shares

          A U.S. Holder will be required to include in gross income as dividend income, for the year in which received, the amount of any distributions of cash or other property made by us with respect to our ordinary shares to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends-received deduction otherwise allowable to U.S. corporations in respect of dividends received from other U.S. corporations.

          To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, it will be applied against and will reduce the U.S. Holder's basis in our ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our ordinary shares.

          Dividends that we distribute generally will be treated as "passive income" or, in the case of certain U.S. Holders, "financial services income," from foreign sources for U.S. foreign tax credit limitation purposes. U.S. Holders should note that recently enacted legislation eliminates the "financial services income" category with respect to taxable years beginning after December 31, 2006. Under this legislation, any dividends distributed by us with respect to our ordinary shares generally would constitute "passive category income" but could, in the case of certain U.S. Holders, constitute "general category income." In addition, a portion of any dividends may be recharacterized as U.S. source income if we constitute a "United States-owned foreign corporation." We will constitute a United States-owned foreign corporation if U.S. persons own 50% or more of our total combined voting power or 50% or more of the total aggregate value of all our classes of share capital. Following the offering, we will be a United States-owned foreign corporation because Agilent will own more than 50% of our ordinary shares. Following the distribution of our shares by Agilent (or any other disposition of our shares by Agilent), there can be no assurance that we will not be a United States-owned foreign corporation. Each prospective investor should consult an independent tax advisor regarding the application of the foreign tax credit rules in light of the investor's particular circumstances.

          Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2008 may be eligible for a reduced rate of taxation. Distributions taxable as dividends paid on our ordinary shares should qualify for the reduced rate if our ordinary shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain other requirements. Under existing guidance, we believe that our ordinary shares should be considered readily tradable on an established securities market in the United States. However, there can be no assurance that our ordinary shares will remain readily tradable, or that dividends paid on our ordinary shares will qualify for a reduced rate of taxation.

          The reduced tax rate generally applicable to qualified dividend income does not apply unless the noncorporate U.S. Holder satisfies certain holding period requirements. With respect to our ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The reduced tax rate also does not apply to dividends received from passive foreign investment companies (see "— U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations" below), or in respect of certain hedged positions or in certain other situations. Special rules apply for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.

Each prospective investor should consult an independent tax advisor regarding the effect of these rules in their particular circumstances.

  Sale or Exchange of Ordinary Shares

          A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other disposition of an ordinary share in an amount equal to the difference between the amount realized and the U.S. Holder's adjusted tax basis in the share. Any gain or loss recognized by a U.S. Holder generally will be treated as U.S. source gain or loss and will be long-term capital gain or loss if the share has been held for more than one year. Long-term capital gain of noncorporate taxpayers is currently taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

  Passive Foreign Investment Company Considerations

          We believe that Verigy will not be treated as a passive foreign investment company (or PFIC) for United States federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. A non-U.S. corporation will be a PFIC for any taxable year in which either (1) 75% or more of its gross income is passive income or (2) the average percentage of its assets which produce passive income or which are held for the production of passive income is at least 50%. If Verigy were characterized as a PFIC during any taxable year, each U.S. Holder would be subject to adverse U.S. federal income tax consequences, including a penalty tax at the time of the sale at a gain of, or receipt of an "excess distribution" with respect to, our ordinary shares, unless the U.S. Holder makes a "qualified electing fund" election or a "mark-to-market" election, in which case certain other adverse tax consequences could apply. Each prospective investor should consult an independent tax advisor regarding the potential application of the PFIC rules to such investor.

  U.S. Information Reporting and Backup Withholding Tax

          In general, information reporting requirements will apply to dividends paid in respect of our ordinary shares or the proceeds received on the sale, exchange or other disposition of ordinary shares within the United States (and in certain cases, outside the United States) by U.S. Holders other than certain exempt recipients (such as corporations). A backup withholding tax may apply to such payments if the U.S. Holder fails to provide an accurate taxpayer identification number and any other required certification or the U.S. Holder otherwise fails to establish an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. Holder's federal income tax liability provided the required information is furnished to the IRS.

Singapore Tax Considerations

          The following discussion is a summary of Singapore tax, stamp duty and estate duty considerations relevant to the purchase, ownership and disposition of our ordinary shares by an investor who is not tax resident and who does not carry on business or otherwise have a presence in Singapore or, in the case of estate duty, is not domiciled in Singapore. The statements made herein regarding taxation are general in nature and based on certain aspects of the tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines, or in the interpretation of those laws or guidelines, occurring after such date, which changes could be made on a retroactive basis. The statements made herein do not purport to be a comprehensive description of all of the tax considerations that may be relevant to all Verigy shareholders, some of which (such as dealers in securities) may be subject to special rules. Each prospective investor should consult an independent tax advisor regarding the Singapore and other tax consequences of owning or disposing of our ordinary shares in light of the investor's particular circumstances.

  Income Taxation Under Singapore Law

          Distributions with Respect to Ordinary Shares.    Singapore does not impose withholding tax on dividends. As of January 1, 2003, tax on corporate profits is final, and dividends paid by a Singapore resident company will be tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore resident.

          Capital Gains upon Disposition of Ordinary Shares.    Under current Singapore tax law there is no tax on capital gains. As such, any profits from the disposal of our ordinary shares would not ordinarily be taxable in Singapore. However, if the gains from the disposal of ordinary shares are construed to be of an income nature (which could be the case if, for instance, gains arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore), the disposal profits would be taxable as trade profits rather than capital gains.

  Stamp Duty

          There is no stamp duty payable in respect of the issuance or holding of our ordinary shares. If outstanding ordinary shares are transferred in Singapore, stamp duty will be payable on the instrument of transfer of the shares at the rate of S$2 for every S$1,000 of the market value of the shares. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where the instrument of transfer is executed outside of Singapore, stamp duty must be paid if the instrument of transfer is received in Singapore. Under our Articles of Association, our directors are authorized to refuse to register a transfer unless the instrument of transfer has been duly stamped. There should be no Singapore stamp duty to the extent any transfer of shares is effected through a mechanism which does not require a physical share transfer instrument.

  Estate Duty

          In the case of an individual who is not domiciled in Singapore, Singapore estate duty is imposed on the value of immovable properties situated in Singapore passing at death. Estate duty is not imposed on movable properties in Singapore owned by a non-domiciled person. Our ordinary shares are considered to be movable properties situated in Singapore. Thus, an individual holder of our common shares who is not domiciled in Singapore at the time of his or her death will not be subject to Singapore estate duty on the value of our ordinary shares held by the individual at death.

Tax Treaties Regarding Withholding Taxes

          There is no reciprocal income tax treaty between the United States and Singapore regarding withholding taxes on dividends or capital gains.

UNDERWRITING

          We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, Cowen & Co., LLC and Thomas Weisel Partners LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
Cowen & Co., LLC
Thomas Weisel Partners LLC

Total

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional             shares from us to cover such sales. The underwriters may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase             additional shares.

Paid by Verigy
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $    per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

          We and our officers, directors, and Agilent, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co., on behalf of the underwriters. This agreement does not apply to any existing employee benefit plans or the distribution of our shares by Agilent to its stockholders. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions on our ordinary shares.

          The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

          Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. We offer no assurances that the initial public offering price will correspond to the price at which the shares will trade in the public market subsequent to this offering or that an active trading market for the shares will develop and continue after the offering.

          An application will be made to quote the ordinary shares on the Nasdaq National Market under the symbol "VRGY."

          In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

          Each of the underwriters has represented and agreed that:

            (a)     it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

            (b)     it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

            (c)     it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

            (a)     to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

            (b)     to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

            (c)     in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an offer of shares to the public in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

          The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

          This prospectus has not been lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, as defined in Section 275(2), or any person pursuant to an offer referred to in Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, securities, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, as defined in Section 275(2), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) by operation of law.

          The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

          We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                  . Agilent has agreed to pay all of our costs and expenses in connection with this offering, other than underwriting discounts and commissions.

          We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and for Agilent, for which they received or will receive customary fees and expenses.

          A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS

          The validity of the ordinary shares offered hereby will be passed upon for us by Baker & McKenzie. Wong & Leow, Singapore. Selected legal matters as to U.S. law in connection with this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, Palo Alto, California. Selected legal matters will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

          The financial statements as of October 31, 2005 and 2004 and for each of the three years in the period ended October 31, 2005 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the extensive intercompany transactions between our business and our parent, Agilent, and our reliance on Agilent for substantially all of our operational and administrative support as described in Note 3 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act with respect to the ordinary shares offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our ordinary shares, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

          As a result of this offering, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to those requirements by filing periodic reports and other information with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Agilent Technologies, Inc.:

          In our opinion, the accompanying combined balance sheets and the related combined statements of operations, of invested equity and of cash flows present fairly, in all material respects, the financial position of Verigy ("Verigy" or the "Business"), a business segment of Agilent Technologies, Inc., at October 31, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Business management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          As disclosed in Note 3, the Business and its parent, Agilent Technologies, Inc., engage in extensive intercompany transactions, and the Business relies on its parent for substantially all of its operational and administrative support for which it is allocated costs on a basis that management believes is appropriate in the circumstances. The amounts recorded for these transactions and allocations are not necessarily representative of the amounts that would have been reflected in the financial statements had the Business been an entity operated independently of the parent.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 6, 2006

VERIGY

A BUSINESS SEGMENT OF
AGILENT TECHNOLOGIES, INC.

COMBINED STATEMENTS OF OPERATIONS

	Year Ended October 31,
	2005	2004	2003
	(in millions)
Net revenue:
Products	$355	$501	$452
Services	101	106	88

Total net revenue	456	607	540
Cost of sales (Note 3):
Cost of products	228	263	233
Costs of services	88	91	76

Total cost of sales	316	354	309
Operating expenses (Note 3):
Research and development	101	105	97
Selling, general and administrative	134	139	148
Restructuring charges	7	4	11
Separation costs	3	—	—

Total operating expenses	245	248	256

Income (loss) from operations	(105)	5	(25)
Other income (expense), net	(1)	1	2

Income (loss) before taxes	(106)	6	(23)
Provision for taxes	13	14	5

Net loss	$(119)	$(8)	$(28)

The accompanying notes are an integral part of these combined financial statements.

VERIGY

A BUSINESS SEGMENT OF
AGILENT TECHNOLOGIES, INC.

COMBINED BALANCE SHEETS

	October 31,
	2005	2004
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$—	$—
Trade accounts receivable, net	75	57
Inventory	110	125
Other current assets	14	15

Total current assets	199	197
Property, plant and equipment, net	18	13
Goodwill	17	18
Other assets	26	37

Total assets	$260	$265

LIABILITIES AND INVESTED EQUITY
Current liabilities:
Accounts payable	$21	$19
Employee compensation and benefits	40	38
Deferred revenue	42	32
Income taxes and other taxes payable	32	25
Other accrued liabilities	23	14

Total current liabilities	158	128
Long-term liabilities	15	18

Total liabilities	173	146
Commitments and contingencies (Notes 17 and 18)
Invested equity:
Invested equity	86	117
Accumulated other comprehensive income	1	2

Total invested equity	87	119

Total liabilities and invested equity	$260	$265

The accompanying notes are an integral part of these combined financial statements.

VERIGY

A BUSINESS SEGMENT OF
AGILENT TECHNOLOGIES, INC.

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended October 31,
	2005	2004	2003
	(in millions)
Cash flows from operating activities:
Net loss	$(119)	$(8)	$(28)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	6	6	5
Excess and obsolete inventory-related charges	25	3	2
Changes in assets and liabilities:
Trade accounts receivable	(18)	82	(47)
Inventory	(10)	(23)	36
Accounts payable	2	(2)	(4)
Deferred revenue	10	3	(7)
Income taxes and other taxes payable	7	(1)	15
Other current assets and accrued liabilities	11	(8)	—
Other assets and long-term liabilities	12	(4)	(1)

Net cash provided by (used in) operating activities	(74)	48	(29)
Cash flows from investing activities:
Purchases of investments	(3)	—	—
Investments in property, plant and equipment	(11)	(5)	(7)
Proceeds from sale of property and equipment	—	—	1

Net cash used in investing activities	(14)	(5)	(6)
Cash flows from financing activities:
Net Agilent invested equity	88	(43)	35

Net cash provided by (used in) financing activities	88	(43)	35

Net increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—

The accompanying notes are an integral part of these combined financial statements.

VERIGY

A BUSINESS SEGMENT OF
AGILENT TECHNOLOGIES, INC.

COMBINED STATEMENTS OF INVESTED EQUITY

	Agilent's Net Investment	Accumulated Other Comprehensive Income	Total
	(in millions)
Invested equity, October 31, 2002	$159	$(1)	$158
Components of comprehensive loss:
Net loss	(28)	—	(28)
Foreign currency translation	—	2	2
Unrealized gain on derivatives	—	(1)	(1)
Minimum pension liability	—	1	1

Total comprehensive loss			(26)
Net book value of assets transferred by Agilent	2	—	2
Net investment by Agilent	35	—	35

Invested equity, October 31, 2003	168	1	169
Components of comprehensive loss:
Net loss	(8)	—	(8)
Foreign currency translation	—	1	1
Unrealized gain on derivatives	—	—	—
Minimum pension liability	—	—	—

Total comprehensive loss			(7)
Net return of investment to Agilent	(43)	—	(43)

Invested equity, October 31, 2004	117	2	119
Components of comprehensive loss:
Net loss	(119)	—	(119)
Foreign currency translation	—	(1)	(1)
Unrealized gain on derivatives	—	1	1
Minimum pension liability	—	(1)	(1)

Total comprehensive loss			(120)
Net investment by Agilent	88	—	88

Invested equity, October 31, 2005	$86	$1	$87

The accompanying notes are an integral part of these combined financial statements.

VERIGY

A BUSINESS SEGMENT OF
AGILENT TECHNOLOGIES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Overview & Basis of Presentation

Overview

          Verigy ("we," "us" or the "Business") is a business segment of Agilent Technologies, Inc. ("Agilent" or "Parent"). We design, develop and manufacture semiconductor test equipment and provide test system solutions that are used in the manufacture of System-on-a-Chip (SOC), System-in-a-Package (SIP), high-speed memory and memory devices. In addition to test equipment, our solutions include consulting, service and support offerings such as start-up assistance, application services and system calibration and repair.

          On August 15, 2005, Agilent announced its intention to separate the Business into a stand-alone publicly traded company focused on technology and innovation in semiconductor testing. We currently expect the separation of our business from Agilent to be completed by June 1, 2006. First, we will offer shares in an initial public offering ("IPO"). After the separation and through the completion of the IPO, we will be a wholly owned subsidiary of Agilent. The expected IPO date is in the third quarter of our fiscal 2006, with an expected completion date for the distribution of Agilent's shares in Verigy to its stockholders by October 31, 2006.

Basis of Presentation

          We historically have operated as part of Agilent, and not as a stand-alone company. Financial statements were not previously prepared for Verigy as we had no separate existence prior to June 1, 2006. The accompanying combined financial statements have been derived from the accounting records of Agilent using the historical basis of assets and liabilities of Verigy.

          We historically have received substantial management and shared administrative services from Agilent and we and Agilent engage in certain intercompany transactions. We have relied on Agilent for substantially all of our operational and administrative support. The combined financial statements include allocations of certain Agilent corporate expenses, including information technology resources and support; finance, accounting, and auditing services; real estate and facility management services; human resources activities; certain procurement activities; treasury services, customer contract administration, legal advisory services, and Agilent Labs services. We have benefited from Agilent agreements with third parties related to: cost sharing arrangements covering branding and marketing expenses, intellectual property licenses and agreements related to the use of real property.

          Management believes the assumptions and allocations underlying the combined financial statements are reasonable and appropriate under the circumstances. The expenses and cost allocations have been determined on a basis that Agilent and we consider to be a reasonable reflection of the utilization of services provided or the benefit received by us during the years presented.

          However, the amounts recorded for these transactions and allocations are not necessarily representative of the amounts that would have been reflected in the financial statements had we been an entity that operated independently of Agilent. Our future results of operations after our separation from Agilent will include costs and expenses for us to operate as an independent company, and, consequently, these costs and expenses may be materially different than our historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these years are not necessarily indicative of our future results of operations, financial position, and cash flows.

          Agilent has historically used a centralized approach to cash management and financing of its operations. Transactions relating to Verigy are accounted for through the Agilent invested equity account for Verigy. Accordingly, none of the cash, cash equivalents or debt at the Agilent corporate level has been assigned to Verigy in the combined financial statements.

          Historically, Agilent has provided funds to finance our working capital and other cash requirements. However, upon completion of our separation from Agilent, we will have a limited amount of cash. We do not expect Agilent to provide any further funding to us following our IPO. In the event we need to raise additional funds, we cannot be certain that we will be able to obtain such additional financing on favorable terms, or at all. Our future capital requirements will depend on many factors, including the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the costs to ensure access to adequate manufacturing capacity, market acceptance of our products and the cyclical and seasonal demand for our products. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future opportunities, grow our business or respond to competitive pressures, which could materially adversely affect our business, financial condition, cash flows and results of operations.

          See Note 3, "Transactions with Agilent" for further information regarding the relationships we have with Agilent.

          Our fiscal year end is October 31. Unless otherwise stated, all years and dates refer to our fiscal year.

2. Summary of Significant Accounting Policies

          Principles of combination.    Our combined financial statements include the global historical assets, liabilities and operations of the Business. All significant intra-company transactions within Verigy have been eliminated. All significant intercompany transactions between us and other Agilent businesses are included in these combined financial statements. All intercompany transactions are considered to be effectively settled for cash in the combined statements of cash flows at the time the transaction is recorded. Certain assets and liabilities of Verigy, which are included in these combined financial statements, may, or may not, be indicative of our business on a stand-alone basis.

          Use of estimates.    The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in our combined financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events and actions that may impact us in the future, actual results may be different from the estimates. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. Those policies are revenue recognition, restructuring and asset impairment charges, inventory valuation, warranty, stock-based compensation, retirement and post-retirement plan assumptions, valuation of goodwill and intangible assets and accounting for income taxes.

          Revenue recognition.    We enter into agreements to sell products, services, and other arrangements (multiple element arrangements) that include combinations of products and services.

          We recognize revenue, net of trade discounts and allowances, provided that (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the price is fixed or determinable and (4) collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer, for products, or when service has been provided. We consider the price to be fixed or determinable when the price is not subject to refund or adjustments. We consider arrangements with extended payment terms beyond 90 days not to be fixed or determinable, and accordingly we defer revenue until amounts become due. At the time we take an order, we evaluate the creditworthiness of our customers to determine the appropriate timing of revenue recognition.

          Product revenue.    Our product revenue is generated predominantly from the sales of various types of test equipment. Software is embedded in many of our test equipment products, but the software component is considered to be incidental. For sales or arrangements that include customer-specified acceptance criteria, including those where acceptance is required upon achievement of performance milestones or fulfillment of other future obligations, revenue is recognized after the acceptance criteria have been met. For products that include installation, if the installation meets the criteria to be considered a separate element, product revenue is recognized upon delivery, and recognition of installation revenue is delayed until the installation is complete. Otherwise, neither the product nor the installation revenue is recognized until the installation is complete.

          Service revenue.    Revenue from services includes extended warranty, customer support, consulting, training and education. Service revenue is deferred and recognized over the contractual period or as services are rendered to the customer. For example, customer support contracts are recognized ratably over the contractual period, while training revenue is recognized as the training is provided to the customer. In addition the four revenue recognition criteria described above must be met before service revenue is recognized.

          Multiple element arrangements.    We use objective evidence of fair value to allocate revenue to elements in multiple element arrangements and recognize revenue when the criteria for revenue recognition have been met for each element. If the criteria are not met, then revenue is deferred until such criteria are met or until the period(s) over which the last undelivered element is delivered. In the absence of objective evidence of fair value of a delivered element, we allocate revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. The price charged when an element is sold separately determines fair value.

          Warranty revenue and cost.    We generally provide a one-year warranty on products commencing upon installation or delivery. We accrue for warranty costs in accordance with Statement of Financial Standards No. 5, "Accounting for Contingencies" ("SFAS No. 5"), based on historical trends in warranty charges as a percentage of gross product shipments. Estimated warranty charges are recorded within cost of products at the time revenue is recognized and the liability is reported in other current liabilities on the combined balance sheet. The accrual is reviewed regularly and periodically adjusted to reflect changes in warranty cost estimates. For some products we also sell extended warranties beyond one year. Revenue related to our extended warranty contracts beyond one year is recorded as deferred revenue in the combined balance sheet and recognized on a straight-line basis over the contract period. Related costs are expensed as incurred.

          Deferred revenue.    Deferred revenue is primarily comprised of advanced billing and customer deposits for service, support and maintenance agreements.

          Trade accounts receivable, net.    Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Our accounts receivable have been reduced by an allowance for doubtful accounts, which is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on customer specific experience and the aging of our receivables, among other factors. We do not have any off-balance-sheet credit exposure related to our customers. Our bad debt allowances were $0.2 million, $0.3 million and $0.9 million as of October 31, 2005, 2004, and 2003, respectively.

          Stock-based compensation.    Our employees participate in Agilent's stock-based compensation plans. We accounted for stock-based awards, based on Agilent's stock, using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Under the intrinsic value method, we record compensation expense related to stock options in our combined statements of operations when the exercise price of our employee stock-based award is less than the market price of the underlying Agilent stock on the date of the grant. We had no stock option expenses where the exercise price was less than the market price on the date of the grant in all years presented.

          Pro forma information.    Pro forma net income (loss) information, as required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") has been determined as if we had accounted for the employee stock options we granted, including shares issuable to our employees under the Agilent Employee Stock Purchase Plan (the "423(b) Plan"), and the Option Exchange Program described below, under SFAS No. 123's fair value method. The calculations are based on Agilent stock options held by our employees and Agilent's assumptions. At the distribution date, employees will have a period of 90 days in which to exercise their vested Agilent options. To the extent that employees' Agilent options were not vested as of distribution date, Verigy will replace the Agilent options with new Verigy options using a conversion ratio determined at the distribution date. After the separation, our company's option program and practices may, or may not, be similar to Agilent's. As a result of these changes, the expense associated with future options may be substantially different than the historical data provided below.

          The pro forma effect of recognizing compensation expense in accordance with SFAS No. 123 is as follows:

	Year Ended October 31,
	2005	2004	2003
	(in millions)
Net loss — as reported	$(119)	$(8)	$(28)
SFAS No. 123 stock-based compensation(1)	(17)	(19)	(13)
Tax impact(2)	1	2	1

Net loss — pro forma	$(135)	$(25)	$(40)

(1)
The pro forma results for the years ended October 31, 2005, 2004 and 2003, include approximately $8 million, $4 million and $0 million, respectively, of compensation expense relating to Agilent's Option Exchange Program as described in Note 6, "Stock-Based Compensation. The remainder of the expense for those years related to options granted over the past five years.

(2)
Due to the valuation allowance provided on our net deferred tax assets as described in Note 5, "Tax Valuation Allowance and Provision (Benefit) for Taxes," we have not recorded any tax benefits attributable to pro forma stock option expenses for employees in the U.S. and certain non-U.S. jurisdictions in all years presented.

          The fair value of options granted was estimated at grant date using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended October 31,
	2005	2004	2003
Risk-free interest rate for options	3.55%	3.25%	2.23%
Risk-free interest rate for the 423(b) Plan	2.42%	1.17%	1.41%
Dividend yield	0%	0%	0%
Volatility for options(1)	39%	57%	70%
Volatility for the 423(b) Plan(1)	37%	36%	72%
Expected option life(2)	4 years	5.5 years	3.5-5.5 years
Expected life for the 423(b) Plan(2)	6 months-2 years	6 months-1 year	6 months-2 years

(1)
During 2004 and 2003, we used Agilent's historical volatility to estimate expected stock price volatility used in the computation of stock-based compensation under the fair value method. During 2005, for our employee stock options, we used a 4-year period, of equally weighted historical volatility and market-based implied volatility for the computation of stock-based compensation. During 2005, for the 423(b) Plan, we used a market-based implied volatility of the same term as the expected life. Management believes that based on current data these estimates of volatility are reasonably representative of future trends.

(2)
In 2005, we refined the assumption for expected option life to 4 years, from our previous estimate of 5.5 years. In determining the estimate, we considered several factors, including the expected lives used by Agilent's peer group of companies and the historical option exercise behavior of our employees.

          SFAS No. 123 requires the use of highly subjective assumptions within option pricing models to determine the value of employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense using an accelerated method over the vesting period of the options and amortized over six months to two years for the 423(b) Plan.

          Shipping and handling costs.    Our shipping and handling costs charged to customers are included in net revenue and the associated expense is recorded in cost of products in the combined statements of operations for all years presented.

          Goodwill and purchased intangible assets.    We adopted SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142") on November 1, 2002 and recorded an allocation of goodwill from Agilent. Goodwill is not amortized but is reviewed annually (or more frequently if impairment indicators arise) for impairment. Impairment indicators include the significant decrease in market price of an asset, significant adverse changes in the extent or use or physical condition of an asset, significant adverse change in legal or regulatory factors affecting an asset, accumulation of costs significantly in excess of expected costs to acquire or construct an asset, operating or cash flow losses (or projections of losses) that demonstrates continuing losses associated with the use of an asset, or a current expectation that is more likely than not, that an asset will be sold or disposed of significantly before the end of its previously estimated useful life. Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the economic lives of the respective assets, generally three to five years.

          Advertising.    Business specific advertising costs are expensed as incurred. Advertising costs were insignificant for all three years presented. Some corporate advertising expenses are allocated to us by Agilent as part of corporate allocations described in Note 3 but are not separately identifiable.

          Research and development.    Costs related to research, design and development of our products are charged to research and development expense as they are incurred.

          Taxes on income.    Income tax expense or benefit is based on income or loss before taxes and was calculated on a separate return basis although we were included in Agilent's U.S. Federal and State tax returns and non-U.S. jurisdiction tax returns. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. Tax expense is also affected by any valuation allowance against deferred tax assets and changes in other comprehensive income (loss).

          Fair value of financial instruments.    The carrying values of accounts receivable, accounts payable, accrued employee compensation and benefits and other accrued liabilities approximate fair value because of their short maturities.

          Concentration of credit risk.    We sell our products through our direct sales force. In 2005, no single customer accounted for 10% or more of our net revenue. In 2004, one customer accounted for 15.1% of our net revenue. In 2003, three customers accounted for 41% of our net revenue with one accounting for 11.1%, one accounting for 14.4% and one accounting for 15.5%. No single customer accounted for 10% or more of the combined accounts receivable balance at October 31, 2005. Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising our customer base and their dispersion across many different industries and geographies. We perform ongoing credit evaluations of our customers' financial conditions, and require collateral, such as letters of credit and bank guarantees, in certain circumstances.

          Derivative instruments.    We do not enter directly into any derivative instrument contracts, however Agilent uses such instruments and part of its gain or loss has been allocated to us. Agilent enters into foreign exchange contracts, primarily forward contracts and purchased options, to hedge exposures to changes in foreign currency exchange rates. These contracts are designated at inception as hedges of the related foreign currency exposures, which include committed and anticipated revenue and expense transactions and assets and liabilities that are denominated in currencies other than the functional currency of the entity that has the exposure. To achieve hedge accounting, contracts must reduce the foreign currency exchange rate risk otherwise inherent in the amount and duration of the hedged exposures and comply with established risk management policies. Hedging contracts generally mature within twelve months. Agilent does not use derivative financial instruments for speculative or trading purposes.

          For derivative instruments that are designated and qualify as a cash flow hedge, changes in the value of the effective portion of the derivative instrument are recognized in accumulated comprehensive income (loss), a component of invested equity. These amounts are reclassified and recognized in cost of sales when either the forecasted transaction occurs or it becomes probable the forecasted transaction will not occur, and allocated to us based on our forecasted revenue and cost exposures. Amounts recorded in the three years in the period ended October 31, 2005 were insignificant. For derivative instruments that are designated and qualify as a fair value hedge, changes in the value of the derivative are recognized in other income and expense in the current period, and allocated to us along with other general corporate expenses. In all three years in the period ended October 31, 2005, amounts recorded were insignificant. Changes in the fair value of the ineffective portion of derivative instruments, if any, are recognized in income in the current period. Amounts recorded in any of the years presented were insignificant.

          Inventory.    Inventory is valued at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of market value and includes equipment used for sales demonstrations to our customers. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for estimated excess and obsolete inventory based on estimates about future demand. The excess balance determined by this analysis becomes the basis for our excess inventory charge. Our marketing department plays a key role in our excess inventory review process by providing updated sales forecasts, managing product rollovers and working with manufacturing to maximize recovery of excess inventory.

          Property, plant and equipment.    Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Additions, improvements and major renewals are capitalized; maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from our general ledger and the resulting gain or loss is reflected in the combined statement of operations. Buildings and improvements are depreciated over ten to forty years and machinery and equipment over three to ten years. We are currently using the straight-line method to depreciate assets. However, prior to November 1, 2001, assets were being depreciated principally using accelerated methods and will continue to be depreciated under those methods until they are fully depreciated or retired.

          Capitalized software.    We capitalize certain internal and external costs incurred to acquire or create internal use software in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized software is included in property, plant and equipment and is depreciated over three to five years when development is complete.

          Impairment of long-lived assets.    We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets, including intangible assets, may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

          Foreign currency translation.    We follow SFAS No. 52 "Foreign Currency Translation" for both the translation and remeasurement of balance sheet and income statement items into U.S. Dollars. For those business units that operate in a local currency functional environment, all assets and liabilities are translated into U.S. Dollars using the exchange rates in effect at the end of the period; revenue and expenses are translated using average exchange rates in effect during each period. Resulting translation adjustments are reported as a separate component of accumulated comprehensive income (loss) in invested equity.

          For those business units that operate in a U.S. Dollar functional environment, foreign currency assets and liabilities are remeasured into U.S. Dollars using the exchange rates in effect at the end of the period except for nonmonetary assets and capital accounts, which are remeasured at historical exchange rates. Revenue and expenses are generally remeasured at monthly exchange rates which approximate average exchange rates in effect during each year, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. An allocation from Agilent of the applicable gains or losses from foreign currency remeasurement is included in other income (expense) in the combined statements of operations.

3. Transactions with Agilent

Intercompany Transactions

          We derived revenue from the sales of products to other Agilent businesses for the years ended October 31, 2005, 2004 and 2003 of $2 million, $3 million and $2 million, respectively. The revenue was recorded using a cost plus methodology and may not necessarily represent a price an unrelated third party would pay.

          We purchased materials from other Agilent businesses during 2005, 2004 and 2003 of $9 million, $7 million and $7 million, respectively. All purchases were at cost and were recorded in cost of products for the respective years.

Allocated Costs

          The combined statements of operations include our direct expenses as well as allocations of expenses arising from shared services and infrastructure provided to us by Agilent. These allocated expenses include costs of centralized research and development, legal and accounting services, employee benefits, real estate and facilities, corporate advertising, insurance services, information technology, treasury and other corporate and infrastructure services. These expenses are allocated to us using estimates that we consider to be a reasonable reflection of the utilization of services provided to or benefits received by us. The allocation methods include headcount, square footage, actual consumption and usage of services, adjusted invested capital and others.

          Allocated costs included in the accompanying combined statements of operations are as follows:

	Year Ended October 31,
	2005	2004	2003
	(millions)
Cost of products	$26	$30	$37
Research and development	21	21	24
Selling, general and administrative	55	62	78
Other (income) expense, net	—	(1)	1

Total allocated costs	$102	$112	$140

          See Note 15, Separation Costs, for separation cost details.

Agreements with Agilent

          We share and operate under numerous agreements executed by Agilent with third parties, including but not limited to purchasing, manufacturing, supply, and distribution agreements; use of facilities owned, leased, and managed by Agilent; and software, technology and other intellectual property agreements.

4. New Accounting Pronouncements

          In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, "Inventory Costs — an amendment of ARB No. 43" ("SFAS 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect this standard to have a material impact on our combined financial position, results of operations or cash flows.

          In December 2004, FASB issued Statement of Financial Accounting Standards No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) addresses all forms of share-based payment ("SBP") awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123(R) requires us to expense SBP awards with compensation cost for SBP awards based on fair value. In March 2005, the Securities and Exchange Commission ("SEC") released Staff accounting Bulletin No. 107 "Share-Based Payment" ("SAB No. 107"), which expresses views of the SEC Staff about the application of SFAS No. 123(R). Beginning in our first quarter of 2006, we will adopt this standard and comply with SAB No. 107 using the modified prospective application transition method and the Black-Scholes option pricing model. Under the new standard, our estimate of compensation expense will require a number of complex and subjective assumptions including our share price volatility, employee exercise patterns (expected life of the options), future forfeitures and related tax effects. We will recognize SBP compensation expense for awards issued after November 1, 2005 on a straight-line basis over the vesting period of the award. For awards issued prior to November 1, 2005, we will recognize SBP compensation expense based on FASB Interpretation 28 "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans an interpretation of APB Opinions No. 15 and 25," which provides for accelerated expensing. We estimate share compensation expenses for the fiscal year ended October 31, 2006 to be $10 million based on stock awards issued prior to January 31, 2006. Our planned separation from Agilent, and the resulting changes, may cause actual expenses to vary considerably from the estimate and prevent us from estimating future costs for a longer period. We do not believe that it is possible to make an accurate estimate of the impact this change will have on our expenses in the future, primarily due to our separation from Agilent. Our separation will result in new shares whose value and volatility may be significantly different than Agilent's, new options with no historical base to estimate or moderate changes in values and other variables, and new management, including a new board of directors, whose philosophy about and use of options may differ from Agilent's historical pattern, particularly given the additional expense reporting required by SFAS No. 123(R). We will also be required by SFAS 123(R) to report the benefits of tax deductions in excess of recognized compensation cost as a financing cash flow instead of an operating cash flow as required under existing literature.

          In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"). SFAS No. 154 is a replacement of Accounting Principles Board ("APB") Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also addresses the reporting of a correction of an error by restating previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will be adopting this pronouncement beginning in our fiscal 2007 and do not currently believe that it will have a material impact on our financial statements.

          In June 2005, the FASB issued FSP FAS 143-1, "Accounting for Electronic Equipment Waste Obligations" ("FSP 143-1"), which provides guidance on the accounting for certain obligations associated with the Directive on Waste Electrical and Electronic Equipment (the "Directive"), which was adopted by the European Union ("EU"). Under the Directive, the waste management obligation for historical equipment (products put on the market on or prior to August 13, 2005) remains with the commercial user until the equipment is replaced. We are required to apply FSP 143-1 to the later of the first reporting period ending after June 8, 2005 or the date of the Directive's adoption into law by the applicable EU member countries in which we have significant operations. We are currently evaluating the effect that the adoption of FSP 143-1 will have on our combined financial statements. Such effects will depend on the respective laws adopted by the EU member countries.

          In September 2005, the FASB issued EITF Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty" ("EITF 04-13"). The issue provided guidance on the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, "Accounting for Nonmonetary Transactions." The issue also provided guidance on circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 will be effective for transactions completed in reporting periods beginning after March 15, 2006. We are evaluating the impact that this issue will have on our financial statements.

          In October 2005, the FASB issued SFAS No. 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)" ("SFAS No. 123(R)-2"). SFAS No. 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R). In accordance with this standard a grant date of an award exists if a) the award is a unilateral grant and b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. We will adopt this standard when we adopt SFAS No. 123(R) and it will not have a material impact on our financial position, results of operations or cash flows.

          In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1 and 124-1"), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain related disclosures. FSP 115-1 and 124-1 will be effective for all reporting periods beginning after December 15, 2005. We do not believe that adopting or applying either standard will have a material impact on our financial statements.

5. Tax Valuation Allowance and Provision for Taxes

          Our operating results have historically been included in Agilent's consolidated U.S. federal and state income tax returns and non-U.S. jurisdictions tax returns. The provisions for income taxes in the combined financial statements have been determined on a separate return basis. We are required to assess the realization of our net deferred tax assets and the need for a valuation allowance on a separate return basis, and exclude from that assessment any utilization of those losses by Agilent. This assessment requires that our management make judgments about benefits that could be realized from future taxable income, as well as other positive and negative factors influencing the realization of deferred tax assets. Due to the cumulative losses we incurred in the U.S. and Japan, we recorded a valuation allowance against any net deferred tax assets in these jurisdictions. Until our separation from Agilent, we intend to maintain a full valuation allowance in these jurisdictions until sufficient positive evidence exists to support reversal of the valuation allowance. Upon separation, we will not retain deferred tax assets and liabilities related to temporary differences, net operating losses and credit carryforwards. We will retain certain prepaid tax assets upon our separation. As a result, for periods after June 1, 2006, our deferred tax assets and liabilities will be based solely on the transfer of assets on separation and our operating activities beginning as of June 1, 2006. Since Agilent's global tax model has been developed based on its entire portfolio of businesses, our tax results as presented are not necessarily reflective of our future tax results on a stand-alone basis.

          We recorded income tax provisions of $13 million, $14 million and $5 million for the years ended 2005, 2004 and 2003, respectively.

          The provision for income taxes is comprised of:

	Year Ended October 31,
	2005	2004	2003
	(in millions)
U.S. federal taxes:
Current	$—	$—	$—
Deferred	—	(1)	—
Non-U.S. taxes:
Current	15	13	14
Deferred	(2)	2	(9)
State taxes, net of federal benefit:
Current	—	—	—
Deferred	—	—	—

Total tax provision	$13	$14	$5

          Deferred incomes taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities used for financial reporting and tax purposes. The significant components of deferred tax assets and deferred tax liabilities included on the combined balance sheets are:

	October 31,
	2005		2004
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
	(in millions)
Inventory	$4	$—	$3	$—
Property, plant and equipment	—	—	1	—
Warranty	3	—	3	—
Employee benefits, other than retirement	17	—	13	—
Other retirement benefits	—	—	—	3
Net operating losses and credit carryforwards	120	—	94	—
Other	1	—	2	—

Subtotal	145	—	116	3
Tax valuation allowance	(135)	—	(106)	—

Total deferred tax asset or liability	$10	$—	$10	$3

          At October 31, 2005, we had federal net operating tax loss carryforwards of approximately $213 million, state net operating tax loss carryforwards of approximately $200 million, foreign net operating tax loss carryforwards of $59 million, and total U.S. tax credit carryforwards of approximately $13 million. The net operating loss and credit carryforwards will expire in 2012 through 2025. Upon separation, we will not retain deferred tax assets and liabilities related to temporary differences, net operating losses and credit carryforwards.

          The differences between the U.S. federal statutory income tax rate and our effective tax rate are:

	Year Ended October 31,
	2005	2004	2003
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	0.0	1.6	(0.4)
Non-U.S. income taxed at different rates	(21.6)	177.4	0.1
R&D credits	1.3	(22.5)	6.3
Other, net	0.7	(30.8)	11.1
Valuation allowance	(27.5)	65.4	(72.4)

	(12.1)%	226.1%	(20.3)%

          The domestic and foreign components of income (loss) before taxes are:

	Year Ended October 31,
	2005	2004	2003
	(in millions)
U.S. net income (loss) before taxes	$(81)	$(7)	$(21)
Non-U.S. net income (loss) before taxes	(25)	13	(2)

Total net income (loss) before taxes	$(106)	$6	$(23)

          Income taxes payable at October 31, 2005, 2004 and 2003 were $31 million, $23 million and $23 million, respectively. These amounts are included within income taxes and other taxes payable and represent amounts that had not been settled through the Agilent invested equity account at the end of each year.

          Agilent is subject to ongoing tax examinations of its tax returns by the Internal Revenue Service and other tax authorities in various jurisdictions. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

6. Stock-Based Compensation

          Our employees participate in Agilent's various incentive award plans, including employee stock purchase and incentive plans. Stock options are generally granted to employees at an exercise price equal to the fair market value of Agilent stock at the date of grant. Under the provisions of the 423(b) Plan, eligible employees may contribute up to 10% percent of their base compensation to purchase shares of Agilent's common stock at 85% of the lower of the fair market value at the entry date or the purchase date as defined by the 423(b) Plan. Generally, options vest 25% per year, are fully vested four years from the grant date and have a maximum term of ten years.

          We follow the accounting provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations for stock-based compensation granted to employees. Accordingly, compensation expense is recognized in our combined statements of operations only when options are granted at an exercise price that is less than the market price of the underlying Agilent stock on the date of the grant. Any compensation expense is recognized ratably over the associated service period, which is generally the option vesting term. There was no compensation expense related to discounted options, stock appreciation rights and restricted stock recorded for any years presented.

          On March 4, 2003, Agilent's stockholders approved an amendment to the Agilent Stock Plan. The amendment permitted Agilent to offer a one-time exchange of options issued under the Stock Plan having an exercise price greater than $25 for a lesser number of options to be granted at least six months and one day from the cancellation of surrendered options (the "Option Exchange Program"). On May 20, 2003, Agilent implemented the Option Exchange Program by filing a Tender Offer Statement with the SEC, which allowed eligible employees a one-time opportunity to exchange options to purchase shares of the company's common stock, whether vested or unvested, which were granted under Agilent's Stock Plan, with exercise prices greater than $25 per share. The Option Exchange Program was offered from May 20, 2003 to June 18, 2003 and the number of shares cancelled and new ones granted are listed in the table below. Under the provisions of APB No. 25, no compensation expense has been, or will be recognized in our combined operations for the issuance of the replacement shares.

          The following table summarizes option activity for the years ended October 31, 2005, 2004 and 2003:

	Shares	Weighted Average Exercise Price
	(in thousands)
Outstanding as of October 31, 2002	3,455	$40
Granted	623	$14
Exercised	(41)	$10
Cancelled under Option Exchange Program	(1,434)	$53
Other Cancellations	(46)	$28

Outstanding as of October 31, 2003	2,557	$27
Granted under Option Exchange Program	692	$28
Other Grants	957	$25
Exercised	(92)	$15
Cancellations	(5)	$16

Outstanding as of October 31, 2004	4,109	$29
Granted	682	$18
Exercised	(282)	$22
Cancellations	(11)	$19

Outstanding as of October 31, 2005	4,498	$28

          The following table summarizes options exercisable and the fair value of options granted:

	Shares	Weighted Average Exercise Price	Value using Black-Scholes model
	(in thousands)
Options exercisable as of October 31, 2003	1,153	$34
Black-Scholes value of options granted during 2004			$16
Options exercisable as of October 31, 2004	1,500	$32
Black-Scholes value of options granted during 2005			$8
Options exercisable as of October 31, 2005	2,182	$31

          The following table summarizes information about all options outstanding at October 31, 2005:

	Options Outstanding
				Options Exercisable
		Weighted Average Remaining Contractual Life
Range of Exercise Prices	Number Outstanding		Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	(in thousands)			(in thousands)
$ 0 – 15	106	7.0 years	$13	81	$13
$15.01 – 25	1,397	8.1 years	$20	344	$19
$25.01 – 30	1,481	5.5 years	$27	822	$27
$30.01 – 40	1,176	6.4 years	$34	597	$34
$40.01 – 50	241	3.4 years	$44	241	$44
$50 and over	97	4.2 years	$72	97	$72

			$28		$31
	4,498			2,182

7. Inventory

	October 31,
	2005	2004
	(in millions)
Finished goods	$33	$33
Work in progress	9	9
Raw materials	68	83

Total inventory	$110	$125

          Finished goods inventory includes demonstration products of $20 million for 2005 and $18 million for 2004.

          The total cost of products in the combined statements of operations for 2005, 2004 and 2003 included inventory-related gross charges of $25 million, $3 million and $2 million, respectively, for excess and obsolete inventory on our site as well inventory at our contract manufacturers and suppliers where we have non-cancelable purchase commitments. The total cost of products also includes inventory-related credits that reflect the sale of previously reserved inventory of $7 million, $1 million, and $7 million, respectively, for the same periods.

8. Other Current Assets

	October 31,
	2005	2004
	(in millions)
Prepaid taxes	$8	$9
Other prepayments	2	2
Other	4	4

Total other current assets	$14	$15

9. Property, Plant and Equipment, Net

	October 31,
	2005	2004
	(in millions)
Buildings and leasehold improvements	$1	$1
Software	4	4
Machinery and equipment	55	50

Total property, plant and equipment	60	55
Accumulated depreciation and amortization	(42)	(42)

Total property, plant and equipment, net	$18	$13

10. Other Long Term Assets

	October 31,
	2005	2004
	(in millions)
Deferred Tax Assets	$8	$10
Pension assets	3	7
Prepaid taxes	2	9
Investments	3	1
Other	10	10

Total other long term assets	$26	$37

          Information about our pension plans and associated assets are presented in Note 14, "Retirement Plans and Post-Retirement Benefits."

          Our investments consist of investments in private companies accounted for using the cost method as we have no significant influence over the investee. All of our investments are subject to periodic impairment review, which requires significant judgment to identify events or circumstances that would likely have a significant adverse effect on the future use of the investment. Charges related to other than temporary impairments were $0.3 million for the year ended October 31, 2005. This impairment charge was included in other income (expense), net in the combined statements of operations. No impairment charges were recorded in the other years presented.

11. Goodwill and Other Intangible Assets

          The goodwill balance was $17 million as of October 31, 2005 and $18 million as of October 31, 2004. The reduction in the value of goodwill from 2004 to 2005 was due to a foreign currency translation adjustment.

          Other intangible assets were all classified as purchased intangibles and are included in other assets in the combined balance sheets. The gross carrying amount and net book values as of October 31, 2005 and October 31, 2004 are shown in the table below:

	October 31,
	2005	2004
	(in millions)
Gross carrying amount	$1.7	$1.7
Accumulated amortization	(1.7)	(1.7)

Net book value	$—	$—

          Amortization of intangible assets for 2005, 2004 and 2003 was $0 million, $0.4 million and $0.5 million, respectively. Our current intangible assets are fully amortized so there will be no future amortization expenses related to our current intangible assets.

12. Guarantees

  Standard Warranty

          A summary of our standard warranty accrual activity for October 31, 2005 and 2004 is shown in the table below; also see Note 15, "Other Accrued Liabilities":

	Year Ended October 31,
	2005	2004
	(in millions)
Balance at beginning of year	$7	$10
Accruals for warranties issued during the year	8	12
Accruals related to pre-existing warranties (including changes in estimates)	—	(1)
Settlements made during the year	(9)	(14)

Balance at end of year	$6	$7

  Extended Warranty

          A summary of our extended warranty deferred revenue activity for October 31, 2005 and 2004 is shown in the table below:

	Year Ended October 31,
	2005	2004
	(in millions)
Balance at beginning of year	$13	$10
Recognition of revenue	(5)	(4)
Deferral of revenue for new contracts	5	7

Balance at end of year	$13	$13

          In our combined balance sheets, current deferred revenue is reported separately and long-term deferred revenue is included in long-term liabilities. See Note 16, Other Accrued Liabilities and Long-Term Liabilities.

  Indemnifications

          As is customary in our industry and as provided for in local law in the U.S. and other jurisdictions, many of our standard contracts provide remedies to our customers and others with whom we enter into contracts, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of our products. From time to time, we indemnify customers, as well as our suppliers, contractors, lessors, lessees, companies that purchase our businesses or assets and others with whom we enter into contracts, against combinations of loss, expense, or liability arising from various triggering events related to the sale and the use of our products, the use of their goods and services, the use of facilities and state of our owned facilities, the state of the assets and businesses that we sell and other matters covered by such contracts, usually up to a specified maximum amount. In addition, from time to time we also provide protection to these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. In our experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.

          Under the agreements with Agilent, Verigy will indemnify Agilent in connection with Verigy activities conducted prior to and following its separation from Agilent in connection with the businesses that constitute Verigy and the liabilities that Verigy will be specifically assuming under the agreements. These indemnifications will cover a variety of aspects of Verigy's business, including, but not limited to, employee, tax, intellectual property and environmental matters.

13. Restructuring and Asset Impairment

          Agilent initiated several restructuring plans in prior years; the 2001 Plan, the 2002 Plan and the 2003 Plan (collectively, the "Prior Plans"). Agilent's Prior Plans were designed to reduce costs and expenses in order to return Agilent to profitability. Agilent launched a new restructuring program in 2005 to align its workforce with its smaller organization size after the announced sale of its semiconductor products business, completed on December 1, 2005, and its announced intention to spin us off. Overall, we reduced our workforce since October 31, 2002 by 140 people to approximately 1,600 employees as of October 31, 2005 through attrition and involuntary terminations.

          The two main components of these plans are workforce reduction and consolidation of excess facilities. Under all plans, we directly incurred and recorded only charges for workforce management. In addition, we recorded charges allocated to us by Agilent for our share of the expenses they incurred to reduce costs for support services such as finance, information technology, and workplace services. Agilent achieved these cost reductions by moving global shared services operations sites to lower cost regions, reducing the number of properties, particularly sales and administrative sites, and by reducing their workforce through involuntary terminations and selected outsourcing of manufacturing and administrative functions. Our allocated portion of these costs is included in our combined financial statements and the schedules below. All accrued liabilities associated with the allocated costs were recorded by Agilent and not us.

          The 2001 Plan had little direct impact on Verigy, but we were affected by Agilent's later plans that focused on the segments most severely impacted by the market downturn. Under the 2002 Plan, we reduced employees at production facilities that had experienced declining demand. Actions we took as part of the 2002 Plan were completed by the end of 2002. Approximately $1 million was accrued for workforce management expenses at the end of 2002 and paid in 2003.

          From 2003 through 2005, we recorded additional direct charges under the 2003 plan and Agilent allocated additional costs under the Prior Plans. In 2003, we incurred direct charges of $4 million for workforce management and Agilent allocated approximately $9 million ($7 million for workforce management and $2 million consolidation of excess facilities) to us. In 2004, we recorded an additional $1 million in direct charges for workforce management reductions and Agilent allocated approximately $4 million ($2 million for workforce management and $2 million for consolidation of excess facilities) to us.

          The workforce reduction portion of the Prior Plans was completed in the middle of 2005 for Agilent and Verigy. The facilities portion of Prior Plans is expected to be completed within the next five years.

          A summary of Prior Plans restructuring activity (including restructuring costs allocated to us by Agilent) by year is shown below:

	Year Ended October 31,
	2005	2004	2003
	(in millions)
Workforce management	$—	$3	$11
Consolidation of facilities	—	2	2

Total restructuring charges	$—	$5	$13

          We had no accrued balances at the end of the respective reporting years for activities related to consolidation of facilities. Accrued liabilities for workforce management restructuring costs and changes between years related to the Prior Plans are shown in the table below (excludes costs allocated and paid by Agilent):

Workforce Management
(in millions)
Balance at October 31, 2002	$1
Total charge	4
Cash payments	(5)

Balance at October 31, 2003	—
Total charge	1
Cash payments	(1)

Balance at October 31, 2004	—
Total charge	—
Cash payments	—

Balance at October 31, 2005	$—

          In 2005 we initiated a plan to further reduce operational costs, primarily through closing, consolidating, and relocating some sites and reducing and realigning our workforce ("2005 Plan"). Under this plan, we took an $8 million charge in fiscal 2005, $5 million of which related to a reduction in headcount, $2 million of which related to headcount reduction by Agilent for corporate and administrative personnel that had supported our business and $1 million of which related to consolidation of facilities. We expect to record an additional charge of $22 million to $27 million for fiscal 2006.

          A summary of the 2005 Plan restructuring activity during 2005 is shown in the table below:

	Workforce Reduction	Asset Impairment and Consolidation of Excess Facilities	Total
	(in millions)
Balance at October 31, 2004	$—	$—	$—
Total charge including amounts allocated by Agilent	7	1	8
Less allocated and paid by Agilent	(2)	(1)	(3)
Less cash payments	(4)	—	(4)

Balance at October 31, 2005	$1	$—	$1

  Summary information for combined plans

          The restructuring accrual for all plans, which totaled $1 million as of October 31, 2005, is recorded in other accrued liabilities on the combined balance sheet and represents estimated future cash outlays. Workforce reduction payments, primarily severance, are expected within a one-year period.

          A summary of the statement of operations impact of the charges resulting from all restructuring plans is shown below.

	Year Ended October 31,
	2005	2004	2003
	(in millions)
Cost of sales	$1	$1	$2
Research and development	2	1	1
Selling, general and administrative	5	3	10

Total restructuring charges	$8	$5	$13

          The restructuring costs allocated to us by Agilent and included in the table above are shown separately below:

	Year Ended October 31,
	2005	2004	2003
	(in millions)
Cost of sales	$—	$1	$—
Research and development	—	—	1
Selling, general and administrative	3	3	8

Total restructuring charges	$3	$4	$9

14. Retirement Plans and Post-retirement Benefits

          General.    Substantially all of our employees are covered under various Agilent defined benefit and/or defined contribution plans. Additionally, Agilent sponsors post-retirement health care benefits and a death benefit under the Retiree Survivor's Benefit Plan for our eligible U.S. employees.

          U.S. Retirement-related Plans.    Agilent provides U.S. employees, who meet eligibility criteria under the retirement and deferred profit-sharing plans, defined benefits which are generally based on an employee's highest five consecutive years' average pay during the years of employment and on length of service. For eligible service through October 31, 1993, the benefit payable under the Agilent Retirement Plan is reduced by any amounts due to the eligible employee under Agilent's fixed and frozen defined contribution Deferred Profit-Sharing Plan ("DPSP"), which was closed to new participants in November 1993.

          401(k) defined contribution plan.    Agilent's U.S. eligible employees may participate in the Agilent 401(k) Plan ("the 401(k) Plan"). Enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. Under the 401(k) Plan, Agilent provides matching contributions to employees up to a maximum of 4% of an employee's annual eligible compensation. The maximum contribution to the 401(k) Plan is 50% of an employee's annual eligible compensation, subject to regulatory and plan limitations. The 401(k) Plan expense is included in the corporate employee overhead rate allocation and not separately identifiable.

          Post-retirement medical benefit plans.    In addition to receiving pension benefits, our U.S. employees who meet retirement eligibility requirements as of their termination dates may participate in Agilent's Non-Medicare Medical or Medicare Medical Plans (the "Post-retirement Medical Plans"). Under the Agilent health plan, Agilent's current U.S. employees could become eligible for these benefits, and the existing benefit obligation relates primarily to those employees. Once participating in a medical plan, retirees may choose from managed-care and indemnity options, with their contributions dependent on the options chosen and length of service.

          Plan amendments.    In July 2004, the Compensation Committee of the Agilent Board of Directors approved design changes to Agilent's Post-retirement Medical Plans. One option available to existing post-65 retirees is a new Medicare Supplement Plan in 2005. The Medicare Supplement Plan supplements Medicare coverage by reimbursing Medicare Parts A and B deductibles at 100% after Medicare pays its portion of the retiree's expenses. The Post-retirement Medical Plan for a majority of future retirees was revised to establish retiree medical accounts for the benefit of such retirees and will be funded with amounts as determined by Agilent.

          Medicare Prescription Drug, Improvement and Modernization Act of 2003.    In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") was passed which expands Medicare to include an outpatient prescription drug benefit beginning in 2006. In May 2004, the FASB issued FSP 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which provides guidance on how companies should account for the impact of the Act on its postretirement healthcare plans. Beginning in 2006, the federal government will provide a non-taxable subsidy to employers that sponsor prescription drug benefits to retirees that are "actuarially equivalent" to Medicare Part D benefits. We have determined that the prescription drug benefits offered under our plans qualify for this subsidy. Effective fourth quarter 2004, assuming that we will continue to offer these benefits, we have reflected the expected subsidy according to the guidance in FSP 106-2 prospectively in our financial statements. The adoption of FSP 106-2 had no material impact on our accumulated postretirement benefit obligation or net plan costs.

          Non-U.S. Retirement Benefit Plans.    Eligible employees outside the U.S. generally receive retirement benefits under various retirement plans based upon factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements.

          Change in Plans at Spin Off of Business.    When the separation of the business from Agilent occurs (See Note 1, "Overview"), it is anticipated that the defined benefit plans in the U.S., United Kingdom, Switzerland, Italy and Japan will not be transferred while the liabilities associated with plans in Germany, Korea and Taiwan will be transferred. For the latter, Verigy will receive funding from Agilent based on the amount of the accumulated net benefit obligation of our employees in these plans. The defined contribution plan in the U.S. will be continued, possibly in a modified program. As it is still early in the transition process, estimated future benefit payments for each of the next five fiscal years and the fiscal years thereafter are not known.

          Costs for All U.S. and Non-U.S. Plans.    The following tables provide the principal components of total retirement related benefit plans impact on income (loss) of Verigy:

	U.S. Year Ended October 31,			Non-U.S. Year Ended October 31,			Total Year Ended October 31,
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	(in millions)
Defined benefit and contribution pension plan costs	$5	$5	$6	$6	$6	$6	$11	$11	$12
Non-pension post-retirement benefit costs	—	1	1	—	—	—	—	1	1

Total retirement-related plans costs	$5	$6	$7	$6	$6	$6	$11	$12	$13

          Non-U.S. Defined Benefit.    For the years ended October 31, 2005, 2004 and 2003, the net pension costs related to our employees participating in our non-U.S. defined benefit plans that will be transferred were comprised of:

	Non-U.S. Plans Year Ended October 31,
	2005	2004	2003
	(in millions)
Service cost — benefits earned during the year	$2.9	$2.7	$2.5
Interest cost on benefit obligation	2.2	1.9	1.8
Expected return on plan assets	(2.3)	(2.1)	(1.8)
Amortization and deferrals:
Actuarial loss	0.8	0.8	0.8
Net transition obligation	—	—	—

Total net plan costs	$3.6	$3.3	$3.3

          Measurement date.    We use October 31 measurement date for all plans.

          Funded status.    As of October 31, 2005 and 2004, the funded status of our non-U.S. defined benefit plans that will be transferred was:

	Non-U.S. Defined Benefit Plans Year Ended October 31,
	2005	2004
	(in millions)
Change in fair value of plan assets:
Fair value — beginning of year	$33.2	$28.2
Actual return on plan assets	5.2	2.6
Employer contributions	0.3	0.7
Participants' contributions	—	—
Benefits paid	(0.3)	(0.2)
Currency impact	(1.3)	1.9

Fair value — end of year	$37.1	$33.2

Change in benefit obligation:
Benefit obligation — beginning of year	$39.7	$34.6
Service cost	2.9	2.7
Interest cost	2.2	1.9
Participants' contributions	—	—
Plan amendment	0.5	—
Actuarial (gain)/loss	10.4	(1.5)
Benefits paid	(0.2)	(0.2)
Currency impact	(2.0)	2.2

Benefit obligation — end of year	$53.5	$39.7

Plan assets less than benefit obligation	$(16.4)	$(6.5)
Unrecognized net actuarial loss	15.7	10.8
Unrecognized prior service cost	0.5	0.1

Net prepaid (accrued) costs	$(0.2)	$4.4

Amounts recognized in the combined balance sheet consist of:
Prepaid defined benefit plan costs	$2.9	$6.5
Accrued defined benefit plan costs	(3.9)	(2.1)
Deferred tax assets	0.3	—
Accumulated other comprehensive income	0.5	—

Net prepaid (accrued) costs	$(0.2)	$4.4

          Investment policies and strategies.    Plan assets consist primarily of listed stocks and bonds. Agilent desires to obtain the optimum rate of investment return on the total investment portfolio consistent with the assumption of a reasonable level of risk. The safety and protection of principal is a primary concern, and Agilent believes that a well-diversified investment portfolio will result in the highest attainable investment return (income plus capital appreciation) with the lowest overall risk. Specific investment objectives for the plans are: maintain and enhance the purchasing power of the plans' assets; achieve investment returns consistent with the level of risk being taken; and earn rates of return in accordance with the benchmarks adopted for each asset class. For the non-U.S. plans, Agilent's assets are allocated from 45 to 70% to equities, from 25 to 55% to fixed income investments, and from 0 to 5% to real estate investments, depending on the plan. All plans' assets are broadly diversified. The actual allocation of plan assets are consistent with the target allocations.

          As October 31, 2005 and 2004, the non-U.S. defined benefit plans expected to be transferred to us and the amounts of the obligations and assets for these plans were:

	Non-U.S. Defined Benefit Plans to be Transfered October 31,
	2005	2004
	(in millions)
Aggregate projected benefit obligation ("PBO")	$54	$40
Aggregate accumulated benefit obligation ("ABO")	$38	$28
Aggregate fair value of plan assets	$37	$33

          As October 31, 2005 and 2004, there were some non-U.S. defined benefit plans expected to be transferred with accumulated benefit obligations ("ABO") that were in excess of the fair value of the plan assets. The amounts of the obligations and assets for these plans were:

	Non-U.S. Defined Benefit Plans to be Transfered October 31,
	2005	2004
	(in millions)
Aggregate accumulated benefit obligation ("ABO")	$5	$1
Aggregate fair value of plan assets	$3	$—

          Additional Minimum Liability.    An additional minimum pension liability adjustment was required in 2005 for one pension plan in Germany as the accumulated benefit obligation of $2.0 million for that plan exceeded the $1.2 million of pension plan assets as of the measurement date. The impact of the additional minimum liability on accumulated comprehensive loss was $0.5 million with $0.3 million applied to deferred tax assets. No minimum pension liability was required for 2004.

          Assumptions.    The assumptions used to determine the benefit obligations and expense for all of Agilent's defined benefit and post-retirement benefit plans are presented in the tables below. The impacts of the assumptions listed for the years 2005, 2004 and 2003 have already been recognized in our combined statement of operations. The expected long-term return on assets below is based on the historical rate of return for our chosen asset mix of equities and fixed income investments adjusted for anticipated future movements. Assumptions used to calculate the net periodic cost in each year were as follows:

	Year Ended October 31,
	2005	2004	2003
U.S. defined benefit plans:
Discount rate	5.75%	6.25%	6.75%
Average increase in compensation levels	4.0%	4.25%	5.25%
Expected long-term return on assets	8.50%	8.75%	8.75%
Non-U.S. defined benefit plans:
Discount rate	2.25 – 6.0%	2.0 – 6.0%	2.25 – 6.0%
Average increase in compensation levels	2.5 – 5.0%	2.5 – 5.0%	3.25 – 5.0%
Expected long-term return on assets	4.5 – 7.5%	5.0 – 7.5%	5.5 – 7.75%
U.S. post-retirement benefits plans:
Discount rate	5.75%	6.25%	6.75%
Expected long-term return on assets	8.50%	8.75%	8.75%
Current medical cost trend rate	10.0%	10.0%	9.0%
Ultimate medical cost trend rate	5.0%	5.0%	5.5%
Medical cost trend rate decreases to ultimate rate in year	2010	2009	2007

          Assumptions used to calculate the benefit obligations and the resulting additional minimum pension liability were as follows:

	As of year ended October 31,
	2005	2004
Non-U.S. defined benefit plans:
Discount rate	3.5% – 6.0%	3.5% – 6.0%
Average increase in compensation levels	3.0% – 5.0%	3.25% – 5.0%
Expected long-term return on assets	6.75%	6.75%

15. Separation Costs

	Year Ended October 31,
	2005	2004	2003
	(in millions)
Separation costs	$3	$—	$—

          As part of our effort of becoming a separate stand-alone publicly held company, we have incurred, and expect to incur, one-time separation expenses such as: information technology set-up costs, consulting and legal and other professional fees. We incurred $3 million in separation expenses in fiscal 2005.

16. Other Accrued Liabilities and Long-Term Liabilities

          Other accrued liabilities at October 31, 2005 and 2004 were as follows:

	October 31,
	2005	2004
	(in millions)
Other accrued liabilities
Supplier liabilities	$13	$2
Accrued warranty costs	6	7
Other	4	5

Total other accrued liabilities	$23	$14

          Supplier liabilities reflect our obligations to suppliers for materials they purchased to meet our production forecasts. The increase in liabilities at October 31, 2005 from October 31, 2004 reflects decreases in anticipated needs for materials already purchased by suppliers for certain specific products and product components. See Note 12, "Guarantees" for additional information regarding warranty accruals.

          Long-term liabilities at October 31, 2005 and 2004 were as follows:

	October 31,
	2005	2004
	(in millions)
Long-term liabilities
Long-term extended warranty and deferred revenue	$10	$10
Deferred income taxes	—	3
Retirement plans	4	2
Other	1	3

Total Long-term liabilities	$15	$18

          Our accrued vacation balance totaled $19 million, and $19 million at October 31, 2005 and 2004, respectively, and is recorded in employee compensation and benefits in the combined balance sheets.

17. Commitments

          Operating Lease Commitments:    Agilent leases certain real and personal property from unrelated third parties under non-cancelable operating leases. Our portion of the future minimum lease payments under those leases is as follows:

Fiscal Year	Amount
(in millions)
2006	$1.8
2007	1.3
2008	1.1
2009	0.6
2010	0.2
Thereafter	0.1

          Certain leases require Agilent to pay property taxes, insurance and routine maintenance, and include escalation clauses, recorded on a straight line basis. A portion of these charges are allocated to Verigy. Rent expense was $2 million per year for all years reported.

18. Contingencies

          From time to time, we are involved in lawsuits, claims, investigations and proceedings, including patent, commercial and environmental matters that arise in the ordinary course of business. There are no such matters pending that we expect to be material in relation to our business, combined financial condition, results of operations or cash flows.

19. Segment & Geographic Information

          SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," requires us to identify the segment or segments we operate in. Based on the standards set forth in SFAS 131, we operate in one reportable segment: we provide test system solutions that are used in the manufacture of semiconductor devices.

          Major customers.    In 2005, no single customer accounted for 10% or more of our net revenue. In 2004, one customer accounted for 15.1% of our net revenue. In 2003, three customers accounted for 41% of our net revenue with one accounting for 11.1%, one accounting for 14.4% and one accounting for 15.5%.

  Geographic Information

	United States	Singapore	Japan	Rest of the World	Total
	(in millions)
Net revenue:
Year ended October 31, 2005	$118	$180	$94	$64	$456
Year ended October 31, 2004	$168	$259	$96	$84	$607
Year ended October 31, 2003	$208	$198	$73	$61	$540
	United States	Germany	Japan	Rest of the World	Total
	(in millions)
Long-lived assets:
October 31, 2005	$8	$4	$16	$7	$35
October 31, 2004	$5	$2	$17	$6	$30

          Net revenue is attributed to geographic areas based on the country in which the customer takes title of our products.

20. Subsequent Event

  Agreement with Flextronics

          On March 5, 2006, we selected Flextronics Telecom Services Ltd. ("Flextronics") as our primary contract manufacturer and entered into a global manufacturing services agreement with Flextronics. Our agreement with Flextronics will expire in March 2010 although it may be automatically extended for subsequent terms of one year, absent nine-months notice of an intention to terminate the agreement from us or Flextronics. The agreement may also be terminated by us or Flextronics for other customary reasons, including if the other party becomes subject to bankruptcy proceedings or materially breaches the agreement. In addition, generally, we may terminate this agreement if Flextronics fails to make a delivery on more than 15% of our placed orders in any three-month period. Pursuant to the agreement, we and Flextronics will enter into asset purchase agreements under which we will transfer certain assets and employees to Flextronics. If the asset purchase agreements are not entered into by March 31, 2006, either we or Flextronics may terminate our global manufacturing services agreement.

  Arrangement between Verigy and Agilent Upon Separation

          Verigy and Agilent expect to enter into a Master Separation and Distribution Agreement prior to the completion of our initial public offering that will contain the key provisions relating to the separation, initial public offering and the distribution. The master separation and distribution agreement describes generally the agreements and other documents that will be delivered on the separation date, including the ancillary agreements. These ancillary agreements include the general assignment and assumption agreement, the tax sharing agreement, the employee matters agreement, the intellectual property matters agreement and the transition services agreement. In addition, an ancillary agreement provides for the revolving credit facility from Agilent to us on the separation date. The master separation and distribution agreement also sets forth our agreement with Agilent with respect to our initial public offering, including an agreement that the parties will use commercially reasonable efforts to consummate our initial public offering.

          The general assignment and assumption agreement will govern the transfer of assets and assumption of liabilities relating to our business, to the extent that the other agreements do not provide for the specific transfer of those assets or the assumption of those liabilities. It will also describe when and how these transfers and assumptions will occur.

          The tax sharing agreement will govern the respective rights, responsibilities, and obligations of Agilent and us with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns.

          The employee matters agreement with Agilent will allocate assets, liabilities and responsibilities relating to our current and former employees and their participation in benefit plans, including share plans. In general, separate agreements will address similar issues relating to foreign employment and benefit matters.

          In conjunction with our separation from Agilent, Agilent will continue to provide services and access to resources necessary for Verigy under the transition services agreement. In general, these services and resources include facilities management, site information technology infrastructure, usage of various applications and support systems, as well as employee related services for any transitional employees remaining with Agilent. We estimate the cost of these services will be in the range of $10 million to $15 million for a period of approximately six months after the separation date and that the majority of these services will terminate on or before the distribution date. We expect that the services provided by transitional employees may last for up to two years following the separation date, for an additional cost to us of approximately $3 million to $5 million. In all cases, the charges for these interim services are generally intended to allow Agilent to recover the cost of providing such services, without profit.

           No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

          Through and including                    , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                    Shares

Verigy Ltd.

Ordinary Shares

PROSPECTUS

Goldman, Sachs & Co.

Credit Suisse

Cowen & Company

Thomas Weisel Partners LLC

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          The following table sets forth the costs and expenses, other than the underwriting discounts, payable by the Registrant in connection with the sale of the securities being registered. All offering-related expenses will be paid on the Registrant's behalf by Agilent. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC Registration Fee		$12,305
NASD Filing Fee		12,000
Nasdaq National Market Listing Fee		*
Printing and Engraving Costs		*
Directors and Officers' Insurance		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous		*

Total	$	*

*
To be provided by amendment.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Subject to the Singapore Companies Act and every other Act for the time being in force concerning companies and affecting the Registrant, Article 119 of the Registrant's Articles of Association provides that, subject to the Singapore Companies Act and every other Act for the time being in force concerning companies and affecting the Registrant, every director or other officer shall be entitled to be indemnified out of the assets of the Registrant against any liability incurred by him in defending any proceedings, civil or criminal, in which judgment is given in his favor; or in which he is acquitted; or in connection with any application under the Singapore Companies Act in which relief is granted to him by the Court in respect of any negligence, default, breach of duty or breach of trust.

          In addition, no director, manager or other officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense incurred by the Registrant, through the insufficiency or deficiency of title to any property acquired by order of the directors for the Registrant or for the insufficiency or deficiency of any security upon which any of the moneys of the Registrant are invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or any other loss, damage or misfortune which happens in the execution of his duties, unless the same happens through his own negligence, willful default, breach of duty or breach of trust.

          Section 172 of the Singapore Companies Act prohibits a company from indemnifying its directors or officers against liability, which by law would otherwise attach to them for any negligence, default, breach of duty or breach of trust of which they may be guilty relating to the Registrant. However, a company is not prohibited from (a) purchasing and maintaining for any such officer insurance against any such liability, or (b) indemnifying such officer against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted, or in connection with any application under Section 76A(13) or 391 or any other provision of the Singapore Companies Act in which relief is granted to him by the court.

          The Registrant will enter into indemnification agreements with its officers and directors. These indemnification agreements provide the Registrant's officers and directors with indemnification to the maximum extent permitted by the Singapore Companies Act. The Registrant has also obtained a policy of directors' and officers' liability insurance that will insure directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances which are permitted under the Singapore Companies Act.

          Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Document	Exhibit Number
Form of Underwriting Agreement	1.1
Memorandum and Articles of Association of Registrant	3.1
Amended and Restated Memorandum and Articles of Association of Registrant to be filed prior to the closing of the offering made under the registration statement	3.2
Form of Indemnification Agreement	10.1

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

          On January 23, 2006, in connection with the initial formation of Verigy Pte. Ltd., the Registrant issued one ordinary share for one U.S. Dollar to a nominee holder in a transaction that was not registered under the Securities Act of 1933, as amended. The sale of these securities was considered to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, as a transaction by an issuer not involving a public offering.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)    Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
2.1*	Master Separation Agreement between Agilent and the Registrant
2.2*	Form of General Assignment and Assumption Agreement between Agilent and the Registrant
2.3*	Form of Intellectual Property License Agreement between Agilent and the Registrant
2.4*	Form of Employee Matters Agreement between Agilent and the Registrant
2.5*	Form of Tax Sharing Agreement between Agilent and the Registrant
2.6*	Form of Transition Services Agreement between Agilent and the Registrant
3.1	Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Amended and Restated Memorandum and Articles of Association of the Registrant, to be in effect prior to completion of this offering
4.1*	Form of Specimen Share Certificate for Registrant's Ordinary Shares
5.1*	Form of Opinion of Baker & McKenzie. Wong & Leow
10.1*	Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers
10.2*	2006 Equity Incentive Plan and related agreements
10.3*	2006 Employee Share Purchase Plan
21.1*	Subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Baker & McKenzie. Wong & Leow (included in Exhibit 5.1)
24.1	Power of Attorney (see signature page to this Form S-1)

*
To be filed by amendment.

(b)    Financial Statement Schedules

          None.

ITEM 17.    UNDERTAKINGS.

          The undersigned Registrant hereby undertakes to provide the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on March 8, 2006.

VERIGY PTE. LTD.
By:	/s/ JACK P. TRAUTMAN
Jack P. Trautman President and Chief Executive Officer

POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Adrian Dillon and Jack P. Trautman, and each of them, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective statements), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ JACK P. TRAUTMAN Jack P. Trautman	President and Chief Executive Officer (Principal Executive Officer) and Authorized U.S. Representative	March 8, 2006
/s/ ADRIAN DILLON Adrian Dillon	Director and Vice President, Chief Financial Officer and Treasurer (Principal Accounting and Financial Officer)	March 8, 2006
/s/ YIH-NENG LEE Yih-Neng Lee	Director	March 8, 2006

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
2.1*	Master Separation Agreement between Agilent and the Registrant
2.2*	Form of General Assignment and Assumption Agreement between Agilent and the Registrant
2.3*	Form of Intellectual Property License Agreement between Agilent and the Registrant
2.4*	Form of Employee Matters Agreement between Agilent and the Registrant
2.5*	Form of Tax Sharing Agreement between Agilent and the Registrant
2.6*	Form of Transition Services Agreement between Agilent and the Registrant
3.1	Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Amended and Restated Memorandum and Articles of Association of the Registrant, to be in effect prior to completion of this offering
4.1*	Form of Specimen Share Certificate for Registrant's Ordinary Shares
5.1*	Form of Opinion of Baker & McKenzie. Wong & Leow
10.1*	Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers
10.2*	2006 Equity Incentive Plan and related agreements
10.3*	2006 Employee Share Purchase Plan
21.1*	Subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Baker & McKenzie. Wong & Leow (included in Exhibit 5.1)
24.1	Power of Attorney (see signature page to this Form S-1)

*
To be filed by amendment.

QuickLinks

PROSPECTUS SUMMARY
VERIGY LTD.
OUR RELATIONSHIP WITH AGILENT
THE OFFERING
SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION
RISK FACTORS
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS AND ENFORCEMENT OF CIVIL LIABILITIES
OUR SEPARATION FROM AGILENT
USE OF PROCEEDS
DIVIDEND POLICY
CASH, SHORT-TERM OBLIGATIONS AND CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Unaudited Pro Forma Condensed Combined Balance Sheet October 31, 2005
BUSINESS
MANAGEMENT
Summary Compensation Table
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
ARRANGEMENTS BETWEEN VERIGY AND AGILENT
PRINCIPAL SHAREHOLDER
DESCRIPTION OF SHARE CAPITAL
SHARES ELIGIBLE FOR FUTURE SALE
TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO COMBINED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
VERIGY A BUSINESS SEGMENT OF AGILENT TECHNOLOGIES, INC. COMBINED STATEMENTS OF OPERATIONS
VERIGY A BUSINESS SEGMENT OF AGILENT TECHNOLOGIES, INC. COMBINED BALANCE SHEETS
VERIGY A BUSINESS SEGMENT OF AGILENT TECHNOLOGIES, INC. COMBINED STATEMENTS OF CASH FLOWS
VERIGY A BUSINESS SEGMENT OF AGILENT TECHNOLOGIES, INC. COMBINED STATEMENTS OF INVESTED EQUITY
VERIGY A BUSINESS SEGMENT OF AGILENT TECHNOLOGIES, INC. NOTES TO COMBINED FINANCIAL STATEMENTS
Part II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY